UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)

2 Triton Square,
Regent's Place,
London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-257705 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933.

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Half Yearly Financial Report 2021

Santander UK Group Holdings plc

Important information for readers
Santander UK Group Holdings plc and its subsidiaries (collectively called Santander UK or the Santander UK group) operate primarily in the UK, and are part of Banco Santander (comprising Banco Santander SA and its subsidiaries). Santander UK plc is regulated by the UK Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA) and certain other companies within the Santander UK group are regulated by the FCA.

This Half Yearly Financial Report contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See ‘Forward-looking statements’ in the Shareholder information section.
None of the websites referred to in this Half Yearly Financial Report on Form 6-K for the six months ended 30 June 2021 (the Form 6-K), including where a link is provided, nor any of the information contained on such websites, is incorporated by reference into the Form 6-K.

Santander UK Group Holdings plc
Half Yearly Financial Report 2021
	Contents

	Chief Executive Officer's review	2
	Financial overview	3
	Operating environment and stakeholder update	5
	Risk review	7
	Financial review	47
	Financial statements	58
	Shareholder information	84
Santander UK Group Holdings plc    1

2021 Half Yearly Financial Report | Strategic report update
Chief Executive Officer’s review
Nathan Bostock commented
“We have delivered another strong financial performance while continuing to support our customers, colleagues and communities through the challenges of the pandemic. The results are a testament to the hard work of our teams and reflect the strategic decisions we have taken over recent years as well as the economic recovery.
We have delivered good growth in net interest income and mortgage lending. At the same time, we have continued to focus on enhancing our customer experience and improving efficiency.
Looking ahead, while we are encouraged by the UK’s strong economic recovery, uncertainty remains as we enter a new phase in the pandemic. The strength of our business, underpinned by our prudent approach to risk, means we are well positioned to grow and to continue to support our customers, fulfilling our purpose to help people and businesses prosper."
Strong H121 results with higher operating income, £3.6bn net mortgage growth and £3.3bn increase in customer deposits
Profit from continuing operations1 before tax increased 407% to £751m (adjusted2 up 318%). Return on ordinary shareholders' equity of 7.9% (2020: 2.9%) and Adjusted RoTE2 was up to 11.1% (2020: 4.3%), Banking NIM of 1.87% (H120: 1.50%), and adjusted Banking NIM2 increased 34bps to 1.87% (H120: 1.53%).
Operating income was up 23% and adjusted operating income2 up 18% driven by higher net interest income following deposit repricing. Operating expenses increased 10% as a result of significant transformation programme investment. Adjusted operating expenses2 fell 2% with improved efficiency due to transformation investment. We made a modest release of Covid-19 related provision given the anticipated UK economic recovery which resulted in a £70m credit impairment write back. Provisions for other liabilities and charges increased by £125m to £190m, of which £112m related to the transformation programme.
We made a £71m gain on sale of our UK head office site in London to Banco Santander, given our decision to invest in a new Milton Keynes campus.
1I2I3 Current Account repricing actions, in part linked to bank rate reductions during 2020, led to a fall in the number of our loyal customers and retail Net Promoter Score (NPS) rank. Customer loyalty and NPS remain integral to our strategy and will be a key area of focus for management going forward.
Proven balance sheet resilience with strong capital and liquidity
Over 90% of customer balance sheet is secured, the majority of which is prime residential mortgages with an average LTV of 42%. Our prudent approach to risk was reflected by low write-offs, no material corporate defaults in H121 and Expected Credit Loss (ECL) provision of £1.2bn (2020: £1.4bn). Our CET1 capital ratio of 15.5% and UK leverage ratio of 5.2% both remain well above regulatory requirements. LCR of 144% remained strong (2020:150%).
Multi-year transformation programme focused on efficiency and meeting the changing needs of our customers and people
Our transformation programme investment of £307m in H121 largely related to our plans to reduce branches and consolidate head office sites (announced in Q121). Since 2019, £638m of investment has realised £342m of savings to date.
Net zero by 2050 ambition across the Banco Santander group; we are committed to the objectives of the Paris Agreement
We helped circa 1,500 mortgage customers to improve their homes’ energy efficiency with launch of a bespoke EnergyFact report in March 2021. Our progress will be outlined in a new Santander UK Environmental, Social and Governance (ESG) Update presentation, planned for August 2021, and a Banco Santander Climate Report that was published in July 2021.

Board changes
On 28 July 2021, we announced that Santander UK plc Deputy CEO Tony Prestedge has stepped down from the Santander UK plc Board and Executive Committee with immediate effect and will be leaving Santander UK.
Looking ahead
The UK economic environment has faced a range of challenges over the last 18 months from Brexit, the weakening global environment and most significantly the Covid-19 pandemic which resulted in a sharp fall in growth in Q220. The outlook for 2021 is more positive following the success of the vaccination programme in alleviating the health crisis and allowing social restrictions to be lifted and economic activity to resume.
However, we are mindful that despite good progress in the vaccination programme the sustainability of the recovery is not certain. We have long held a cautious approach to risk and with our focus on prime residential mortgages, limited unsecured and commercial real estate exposures as well as significant ECL provision we believe we are prudently positioned.

Nathan Bostock
Chief Executive Officer

(1) See 'Discontinued operations' in the Financial review and Note 33 to the Condensed Consolidated Interim Financial Statements for more on the transfer of our Corporate & Investment Banking (CIB) business to the London Branch of Banco Santander SA (SLB) which is treated as a discontinued operation.
(2) Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £236m in H121 and £88m in H120. Adjusted Banking NIM calculated using adjusted net interest income and adjusted RoTE calculated using adjusted profit. See 'Alternative Performance Measures' in the Financial review for details of APMs and reconciliation to the nearest IFRS measure.
2    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Financial overview
Duke Dayal commented
"Given the challenges we have faced over the last 18 months, our improved performance is a great achievement and reflects the hard work of all our people.
These results demonstrate the strong progress we are making in transforming the bank, underpinned by our proven balance sheet resilience with strong capital and liquidity. The decisive actions we took last year and the first half of this year have served us well, and driven improvement in our financial performance."
Banking NIM of 1.87% (H120: 1.50%), and Adjusted Banking NIM(2) improved 34bps to 1.87% in the first six months of 2021, against a backdrop where Bank Rate has been at an all-time low for over a year. This improvement was due in no small part to the repricing of our 1I2I3 Current Account, and despite this balances increased to £59bn at the end of June 2021 from £55bn a year ago.
The cost to income ratio improved 7pp to 61%, even though we made significant investment in our transformation programme. Adjusted cost to income ratio(2) improved 11 bps to 52% through both higher income and lower costs demonstrating improved operational efficiency.
Credit impairment write backs in the first half of 2021 meant that we had a net release of £70m compared to a charge of £364m a year ago. Although the credit environment is benign and the economic outlook much improved, the write backs represent only a small part of the 2020 Covid-19 provision build and we continue to position ourselves prudently.
Our capital position remained strong with a CET1 capital ratio of 15.5% and UK leverage ratio of 5.2%, up 30bps and 10bps respectively compared to the end of 2020, and significantly above regulatory requirements.

Our results and business operations

	30 June 2021	30 June 2020
Income statement highlights	£m	£m
Net interest income	1,928	1,517
Non-interest income(1)	284	284
Total operating income	2,212	1,801
Operating expenses before credit impairment losses, provisions and charges	(1,341)	(1,224)
Credit impairment losses	70	(364)
Provisions for other liabilities and charges	(190)	(65)
Total operating credit impairment losses, provisions and charges	(120)	(429)
Profit from continuing operations before tax	751	148
Tax on profit from continuing operations	(204)	(35)
Profit from continuing operations after tax	547	113
Profit/(loss) from discontinued operations after tax	24	(1)
Profit after tax	571	112
Adjusted profit from continuing operations before tax(2)	987	236
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2) Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £236m in H121 and £88m in H120. See ‘Alternative Performance Measures’ in the Financial review for details and reconciliation to the nearest IFRS measure.

Profit from continuing operations before tax was up 407% to £751m and adjusted profit from continuing operations before tax(2) was up 318% to £987m due to the factors outlined below. By income statement line item, the movements were:
Net interest income was up 27%, with repricing actions on the 1I2I3 Current Account and other deposits offsetting base rate cuts and back book mortgage margin pressure, including £1.2bn net attrition on SVR and Follow on Rate products (2020: £1.8bn). When adjusted for mortgage accounting treatment of £33m in H120, net interest income(2) increased 24%.
Non-interest income was flat, with the gain on sale of our UK head office offset by significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts. When adjusted for the £71m gain on sale, operating lease depreciation of £48m (H120: £47m) and mortgage accounting treatment change of £13m in H120, non-interest income(2) fell 26%.
Operating expenses before credit impairment losses, provisions and charges were up 10% largely related to the transformation programme. When adjusted for transformation programme costs of £195m (H120: £32m) and operating lease depreciation of £48m (H120: £47m), operating expenses(2) fell 2% with continued efficiency savings.
Credit impairment write back of £70m, mainly due to a £104m release related to the improved economic outlook. This compared to H120 when we made a significant charge for Covid-19 related ECL build, which was not repeated. New to arrears flows and Stage 3 defaults remain low as all portfolios perform resiliently.
Provisions for other liabilities and charges were up £125m to £190m, largely related to the transformation programme. When adjusted for transformation programme charges of £112m (H120: £12m) provisions(2) were £25m higher.
Tax on profit from continuing operations increased £169m to £204m with increased profit. The H121 Effective Tax rate (ETR) of 27.2% (H120: 23.6%) also increased as a result of the increase in profit subject to the bank surcharge.

Santander UK Group Holdings plc    3

2021 Half Yearly Financial Report | Strategic report update
Balance sheet and capital highlights

	30 June 2021	31 December 2020
	£bn	£bn
Customer loans(1)	211.6	210.4
- of which retail mortgages	173.4	169.8
- of which consumer (auto) finance and unsecured lending	7.7	8.0
- of which corporates	22.9	24.3
Customer deposits(1)	195.0	191.7
(1)Customer loans includes £2.5bn of loans classified as assets held for sale. Customer deposits includes £3.8bn of deposits classified as liabilities held for sale. See 'Assets and liabilities classified as held for sale' in the Financial review for details.

Customer loans increased £1.2bn, with £3.6bn increase in mortgages with strong application volumes and £17.2bn of gross lending. This was partially offset by lower retail unsecured, consumer (auto) finance and corporate lending including the effect of a migration of customers to SLB in H121.
Customer deposits increased £3.3bn, with £4.5bn growth in Retail Banking partially offset by lower corporate deposits including the effect of a migration of customers to SLB in H121. Growth in 1|2|3 Current account balances to £59bn (H120: £55bn, 2020: £57bn), despite repricing actions taken during 2020 and 2021.

	30 June 2021	31 December 2020
Capital and funding	£bn	£bn
CET1 capital	11.3	11.1
Risk-weighted assets	72.8	72.9
CET1 capital ratio	15.5%	15.2%
UK leverage ratio	5.2%	5.1%
UK leverage exposure	254.7	259.0
Total wholesale funding and AT1	59.3	65.7
- of which with a residual maturity of less than one year	17.0	21.1

	30 June 2021	31 December 2020
Liquidity	£bn	£bn
Santander UK Domestic Liquidity Sub Group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	144%	150%
LCR eligible liquidity pool	47.0	51.5
Santander Financial Services (SFS)
LCR	199%	165%
LCR eligible liquidity pool	2.5	2.8
CET1 capital ratio increased 30 basis points to 15.5% with capital accretion through retained profits, Risk-Weighted Assets (RWA) management and market driven improvements in the defined benefit pensions scheme.
The UK leverage ratio improved by 10 bps from year end through active management of leverage exposures, specifically through the management of the liquid asset buffer.
CET1 capital ratio includes a benefit of c30bps and UK leverage ratio c8bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets. The PRA have outlined in Policy Statements PS17/21 on the Implementation of Basel Standards that this treatment will fall away at the start of 2022 and software assets will instead be fully deducted from CET1 capital from that date.
Total capital ratio reduced by c10bps to 21.0%, reflecting the reduction in AT1 securities in issue and the increased effect from January 2021 of the CRD IV Grandfathering Cap rules that reduce the recognition of grandfathered capital instruments issued by Santander UK plc.
We issued £2.1bn of MREL eligible senior unsecured securities and repaid £3.0bn of Term Funding Scheme (TFS), leaving £3.3bn outstanding and drew £3.5bn of Term Funding Scheme with additional incentives for SMEs (TFSME), with £15.2bn outstanding. Wholesale funding costs improved in H121 with buy backs and debt maturities being refinanced at lower cost, this is expected to continue in H221.
The RFB DoLSub LCR of 144% reduced from 150% at year end, remains significantly above regulatory requirements.
Following the announcement from the PRA on 13 July 2021 regarding the return to normalised shareholder distribution framework, we paid a half year ordinary share dividend to our parent in July 2021.

Our structural hedge position remained broadly stable at circa £98bn, with an average duration of circa 2.5 years.
Maintaining a cautious outlook
We expect our mortgage book to grow broadly in line with the market.
The H121 adjusted Banking NIM1 is materially higher than in 2020 and we expect this to be broadly maintained in the second half. The recovery in the mortgage market has continued strongly into 2021 although there are signs that activity is easing, affecting pricing on new mortgage lending.
Our transformation programme is expected to deliver further cost savings, continuing the downward trend in adjusted operating expenses1 . We expect transformation spending in the second half to be significantly lower than in H121.
The credit environment in the first half of 2021 was benign and, if the economy continues to improve with no further Covid-19 restrictions, our second half credit performance will likely be similar.
Duke Dayal
Chief Financial Officer
1.Non-IFRS measure. See ‘Alternative Performance Measures’ in the Financial review for details and reconciliation to the nearest IFRS measure.
4    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Operating environment and stakeholder update

The operating environment outlook has improved after deteriorating significantly in 2020
The UK economic environment has faced a range of challenges over the last 18 months from Brexit, the weakening global environment and most significantly the Covid-19 pandemic which resulted in a sharp fall in growth in Q220. The outlook for 2021 is more positive following the success of the vaccination programme in alleviating the health crisis and allowing social restrictions to be lifted and economic activity to resume.
The outlook remains uncertain with a range of potential outcomes
Our base case reflects the progress made on vaccinations, the planned end of government support measures and stage 4 of the government’s roadmap which removed all legal limits on social contact in July.
The downside scenarios continue to encapsulate different potential outcomes from the base case including a return to high and persistent rates of inflation; lower use of savings as a means of increasing consumption; higher for longer unemployment and the longer-term impact this can have on economic growth; increasing Covid-19 infection rates caused by the emergence of new variants that are more resistant to existing vaccines leading to further lockdowns; continuing weak investment; and a larger negative impact from the EU trade deal than assumed.
Customers
The ongoing impact of the Covid-19 pandemic has continued to affect how we work and how we serve our customers. We have played an important role in providing support to our customers as government support measures sought to help insulate the country from the effects of the lockdown.
We have continued to support customers throughout lockdown. As restrictions eased, branch openings and hours have been gradually extended. Branch staff continued to support customers remotely, through live chat, inbound and outbound calls. Our live chat and chatbot services proved essential during the Covid-19 outbreak, enabling us to deal with a significant increase in non-branch customer enquiries.
In common with other banks we have also offered customers affected by the pandemic extensive support, including payments holidays across mortgages and consumer (auto) finance and other unsecured products. We have also continued to support our business and corporate customers through the government's Coronavirus Loan Schemes: the Bounce Back Loan Scheme (BBLS), the Coronavirus Business Interruption Loan Scheme (CBILS) and the Coronavirus Large Business Interruption Loan Scheme (CLBILS). Most notable of these has been the take up of the BBLS with £3.9bn of lending all with a 100% government guarantee.
Our experience of the operational challenges we faced to quickly help our customers encouraged us to look at how we work in the future and our ability to make decisions quickly, empower our colleagues to implement their ideas and find the most effective and efficient way to get things done for our customers.
We have seen a continued shift by customers towards mobile and online banking, a long-term trend which accelerated during the Covid-19 pandemic. In response we announced plans to close 111 branches in April 2021 (of which 56 had closed by 31 July 2021). A network of 452 branches will remain, providing broad coverage across the UK.
People
During the first half of 2021 most of our non-branch staff continued to work from home, in line with government guidance to work from home where possible. For our people who continued to work in our branches and offices, we complied with all the Government’s workplace Covid-19 guidance. A daily survey is in place to guide each colleague on whether to travel to work and temperature checking is in place for those who work in an office or branch.
We know that childcare has been a challenge for many of our people during this period so we have committed to be as flexible as possible to find the best solution for our people and the business. We also committed to continue to pay contracted hours as normal during the period of the pandemic, including throughout any periods of self-isolation. We did not utilise any government funds through the furlough scheme.
We provide wellbeing support to our people across four pillars: Physical, Mental, Financial and Social, coordinated through an online hub. We supplemented the wellbeing hub to help our people deal with additional Covid-19 related matters including the challenges of working from home and access to live chat with psychologists for mental health issues. We want to ensure our colleagues maintain positive wellbeing each day at work, and at home, and ensure that anyone who needs it can find the right support for them at the right time. We are extremely proud of all our people for their ongoing support and dedication.

Communities
We continued to provide support to community initiatives, charities, and university partners, building on our £8.1m of Covid-related support at 31 December 2020. This included £2.8m of repurposed donations to university partners from 2019 directed towards Covid-19. It also included a Santander Universities contribution of £5.1m to partner university initiatives, such as a £300,000 donation to Oxford, UCL and Imperial College to support Covid-19 research and vaccine development, as well as a Santander Foundation donation of £1.5m each to our charity partners, Alzheimer’s Society and Age UK.
The Covid-19 pandemic hit older, vulnerable people the hardest. Alongside our donation to Age UK and Alzheimer’s Society, we doubled the available volunteering time to colleagues and launched a volunteering campaign, ‘QuaranTea’, to alleviate social isolation. Santander UK’s ambassadors, Ant and Dec, fronted the campaign externally to raise awareness of social isolation, and 3,500 Santander UK colleagues took part. After one year, the Santander Foundation £3m donation has enabled both charities to support over 370,000 people, and the campaign has had a longer-term impact by increasing volunteers for the charities. The number of volunteers making calls for Alzheimer's Society to people affected by dementia increased by 56% and the number of Santander UK telephone befrienders for Age UK increased by 50%, leaving a long-lasting legacy going beyond the campaign.
Santander Foundation launched a new Financial & Digital Empowerment Fund focused on helping people in the UK to become digitally and financially empowered. The ambition is to give people the tools, knowledge and confidence to make better decisions about money, so £1.8million will be awarded over three years to 12 UK charities and Community Interest Companies to have an even greater impact in local communities.
Santander Universities has been working in partnership with Finance Unlocked to deliver finance education to up to 3,000 Black and Black Mixed Race UK university students and recent graduates. The programme ran from 30 March to 9 May 2021 and featured eight hours of learning across ESG, banking essentials and private equity. We had 1,475 black and black mixed students/graduates take part. The programme with Finance Unlocked generated positive feedback, with 97% of students surveyed positive that Finance Unlocked helped them prepare for their future, and 95% of students opting in to receive communications from Santander UK’s emerging talent team.

Santander UK Group Holdings plc    5

2021 Half Yearly Financial Report | Strategic report update

Shareholders
The Covid-19 pandemic had a material impact on 2020 shareholder returns as we built provisions to cover higher expected credit losses. While the situation remains highly uncertain, the economic outlook has improved and we have been able to make a modest write back of some credit provisions. Despite this, we still hold circa 90% of the Covid-19 related provisions that we built in 2020 which reflects our prudent approach to risk. Given circa 90% of our loan portfolio is secured and we have taken a cautious approach to growth in consumer lending and CRE over recent years, we are well positioned to deliver sustainable returns through the credit cycle.
Income improved in the first half of 2021 following deposit repricing which, alongside actions to refinance more expensive legacy debt instruments and drawdowns under TFSME, led to notably lower liability funding costs.
Following the announcement from the PRA on 13 July 2021, regarding the return to normalised shareholder distribution framework, we paid a half year ordinary share dividend to our parent in July 2021, in line with our dividend policy.
We remain strongly capitalised with our CET1 capital ratio growing 30 bps in the first six months of 2021, with capital accretion through retained profits, RWA management and market driven improvements in the defined benefit pensions scheme. CET1 capital ratio includes a benefit of circa 30bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets. The PRA have outlined in Policy Statement PS17/21 on the Implementation of Basel Standards that this treatment will fall away at the start of 2022 and software assets will instead be fully deducted from CET1 capital from that date.

Principal risks and uncertainties
A description of our principal risks and uncertainties for the remaining six months of the financial year is set out in the Risk overview section of the Risk review, including a discussion of how the relevant risks and uncertainties have changed since our 2020 Annual Report on Form 20-F (the 2020 Annual Report) was published.

6    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information

Risk review
	Contents

	Risk overview	8
	Risk governance	10
	Credit risk	11
	Santander UK group level	11
	Retail Banking	27
	Other business segments	32
	Market risk	34
	Liquidity risk	35
	Capital risk	38
	Pension risk	42
	Conduct and regulatory risk	43
	Operational risk	44
	Other key risks	46

Santander UK Group Holdings plc    7

2021 Half Yearly Financial Report | Risk review
Risk overview
All our activities involve identifying, assessing, managing and reporting risks. Sound risk management is at the centre of our day-to-day activities. It benefits our business and our customers by helping to ensure balanced and responsible growth.
Risk Types
Our key risk types help us define the risks to which we are exposed. For key risk type definitions, see ‘How we define risk’ on page 81 of the 2020 Annual Report. We set out below the main changes in our risk profile in H121 in terms of the respective key risk types. Further detail on other key risk types can be found in the relevant sections of this report.

Credit	Market (Banking market)	Liquidity	Capital
Stage 3 ratio (%)
30 June 2021: 1.41
31 December 2020: 1.42

Prudent approach to credit risk reflected by low write-offs, no material corporate defaults in H121 and ECL provision of £1.2bn remaining (2020: £1.4bn).
£70m credit impairment write back with modest release of Covid-19 related provision given the anticipated UK economic recovery.

NIM sensitivity +50 bps (£m)
30 June 2021: 219
31 December 2020: 225

The Santander UK plc group NIM sensitivity reduced in H121 largely due to changes in modelling assumptions used for risk measurement purposes.
The UK interest rate environment has remained low for a prolonged period. As a commercial bank we are positioned to benefit from rising rates, although the pace and scale of expected change will moderate any impact on income.

RFB DoLSub Liquidity Coverage Ratio (%)
30 June 2021: 144%
31 December 2020: 150%

The RFB DoLSub LCR of 144% reduced from 150% at the year-end, but remains significantly above regulatory requirements.
We issued £2.1bn of MREL eligible senior unsecured securities and repaid £0.3bn of Term Funding Scheme (TFS), leaving £3.3bn outstanding and drew £3.5bn of TFSME, with £15.2bn outstanding.

CET1 capital ratio (%)
30 June 2021: 15.5
31 December 2020: 15.2

CET1 capital ratio increased 30bps to 15.5%, with capital accretion through retained profits, RWA management and market driven improvements in the defined benefit pensions scheme.
The UK leverage ratio improved by 10bps from year end through active management of leverage exposures, specifically through the management of the liquid asset buffer.

Pension	Conduct & Regulatory	Operational	Financial crime
Funded defined benefit pension
scheme accounting surplus (£m)
30 June 2021: 971
31 December 2020: 135

We continue to focus on achieving the right balance between risk and reward. The main risk management developments in H121 were an increase in interest rate and inflation hedging, and the transaction of a longevity swap to cover circa £5bn of pension obligations.
In H121, the accounting position improved due to a rise in the discount rate and increases in growth assets.

Conduct provision (£m)
30 June 2021: 45
31 December 2020: 84

The remaining provision for PPI redress and related costs was £37m (2020: £76m). There were no additional provisions in H121.
In H121, we continued to build on our progress in 2020 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity, in particular within the context of regulator and government driven Covid-19 initiatives.

Operational risk losses remain within forecast

We continue to treat the wellbeing and safety of our colleagues as one of our top priorities, driven mainly by the challenging Covid-19 environment.
In H121, we prioritised risk management of change and transformation, third-party suppliers, and cyber & IT development. We also developed our strategy for operational resilience.
We also experienced a significant system outage in May 2021. The insights from this are feeding into our operational resilience programme.

£60m investment in financial crime enhancements planned for 2021

In H121, we continued embedding our anti-financial crime strategy, policies, and training across the business. We also built upon promoting the Anti-Financial Crime (AFC) Strategy by embedding the Anti Financial Crime Culture across the bank through a defined framework.
We pro-actively identified potential risks posed by criminal exploitation of Government funding schemes, such as Bounce Back Loans and other Covid -19 related Government loans and grants.

8    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
TOP AND EMERGING RISKS OVERVIEW
A top risk is a current risk within our business that could have a material impact on our financial results, reputation and the sustainability of our business model. An emerging risk is a risk with largely uncertain outcomes which may develop or crystallise in the future. Crystallisation of an emerging risk could have a material effect on long-term strategy. In 2020, we identified our top risks and emerging risks as identified in the table below, and discussed them on pages 21 and 24 respectively of the 2020 Annual Report.
The table below sets out the Top risks and Emerging risks mapping to Risk types.

Risk Types	Top Risks	Emerging Risks
Credit	Covid-19 (first & second order), Brexit	Extended Government involvement in Banking, Extended economic contraction, High inflation, Climate change, Disruption (macro economic factors)
Market		Negative rates, Uncertainty (economic/geopolitical)
Capital	Building and maintaining capital strength	Extended Government involvement in banking, Extended economic contraction, High inflation
Pension	Pension risk, Capital risk	Extended economic contraction, High inflation
Conduct & Regulatory	Conduct & Regulatory, Brexit, Ring-fencing implementation, Covid- 19 (first order)	Demanding regulatory agenda, Negative rates, IBOR transition
Operational	Third party risk, Managing a complex change agenda, Cyber attacks, Data management, People, Covid-19 (First Order), Brexit	Brexit, Negative rates, IBOR transition, Other environmental/social, Climate change
Financial crime	Financial crime
Strategic & Business		Technological change, Customer behaviours, Intense competition
Reputational		Negative rates, IBOR transition, Demanding regulatory agenda
TOP RISKS
30 June 2021 compared to 31 December 2020
In H121, reflecting an increased focus on Non-Financial Risks in H121, we introduced two new Top Risks: People Risk and Data management. We expect Cost and Revenue pressures will be removed as a Top Risk in H221, along with significantly reduced Covid-19 impacts on our financial performance.
In H121, there were no significant changes in Third party risk and Ring-fencing implementation. The more notable movements in our other Top Risks in H121 were as follows:
–Coronavirus first order impacts: our risk profile improved significantly in H121, with combined benefits to the UK economic outlook from the extension of government support schemes including special lending programmes and furlough, and the success of the vaccine roll-out. Credit conditions remained comparatively benign with resilient performance across our credit portfolios. As a result, credit write-backs in H121 resulted in a net release of £70m. We consider the risks to our financial performance have potentially shifted from H221 to 2022, although we continue to position ourselves prudently.
–People risk: reflects our continued focus on supporting our colleagues, in a challenging working environment, reinforcing the importance of maintaining staff wellbeing. This risk is further elevated in a period where we are undertaking a range of change programmes and transformation activity. We have taken a range of actions and initiatives to mitigate the impact of increased work pressures and other risks that can increase under a broader working from home model, such as behavioural, cultural and conduct risks. These actions include increased colleague communication and engagement, an Employee Assistance Programme, Wellbeing Hub, and enhanced People risk metrics to improve risk analysis and monitoring.
–Change & Capacity: we have a challenging Change agenda encompassing our continued aspirations for further transformation and growth, along with a demanding regulatory environment. We have a well-established change control process for the release of new change, as well as a strong oversight framework, and risk based prioritisation processes, which enable us to address operational and capacity challenges and facilitate timely project delivery.
–Data management: as Santander UK Bank transforms into "the digital bank with the human touch" to meet the changing needs of our customers, customer data and insights are critical capabilities, with Data Management as the key foundational enabler required, to support our business and the strategy. In addition, taking into account the rising cyber threat landscape, and growing incidences of regulatory fines for personal data breaches, we consider Data Management as a Top Risk for us. To address this, we have established a central Data Programme that will build and improve on key underlying customer data platforms, capabilities and controls to support our digital capabilities for our customers and other key stakeholders.
–Cyber risk management: Global Cyber threat levels were elevated in H121, and we maintain a heightened state of vigilance towards ongoing threats from Ransomware attacks and potential third-party breaches. Our continued focus on cyber risk is led overall by our Global Chief Information Security Officer's taskforces. Distributed Denial of Service (DDoS) activities aimed at the financial services sector also increased in H121, with multiple financial institutions reporting low-impact attacks and extortion attempts. Overall in H121, we experienced no impacts from the various Cyber threats, due to our mitigating controls and those implemented by our third-parties.
–Financial crime risk: we continue to make significant investment in enhancements to our financial crime control framework, and to key controls including anti-bribery and corruption measures, customer risk assessment screening and transaction monitoring. Additional external pressures on the industry's financial crime prevention controls have arisen during the Covid-19 pandemic, and enforcement activity by the regulators under Money Laundering Regulations are increasingly prevalent. For completeness, details of the anti-money laundering and financial crime systems and controls related FCA enforcement investigation to which Santander UK is subject to, which is primarily focused on the period 2012-2017, are set out in Note 26 to the Condensed Consolidated Interim Financial Statements. Covid-19 provided an opportunity for fraudsters, and in H121 we saw, in line with the industry, a continuation of the H220 trend of increased fraud attacks and scams aimed at our customers. We have continued to build on existing controls and developed new controls to address fraud attacks, as well as increased fraud messaging and scam education to assist our customers.
–Conduct & Regulatory risk: remains elevated, in line with the broader financial services sector, reflecting challenges posed by the ongoing impacts of Covid-19, and the need for customer support, post various current government support measures ending in H221. Like all UK banks, we face a demanding regulatory agenda, addressing issues such as customer detriment, price regulation and customer vulnerability.
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–Brexit: we anticipated some economic disruptions at the end of the transition period, such as delays to importing/exporting, which we incorporated into our economic and business forecasts. Feedback from our Corporate and Commercial Banking clients continues to reflect common themes, such as managing increased import/export costs via cost absorption or higher customer prices; and impacts on raw materials supplies with associated price increases. To date no material portfolio impacts have been observed. We are however, alive to the possibility of further challenges materialising in H221, as customs provisions in the Northern Ireland Protocol become due for activation, as well as the potential for political risks to the wider UK-EU trade agreement.
–Building and maintaining capital strength: in H121 we experienced a continuation of the improving trend over the past three years, in our main capital measures, with capital accretion through retained profits, RWA management, and market driven improvements in the defined pensions scheme. CET1 already included, from the end of 2020, a benefit of circa 30bps from a change in the treatment of software assets (EBA technical standard) which will fall away at the start of 2022, as outlined by the PRA in Policy Statement PS17/21. Although regulatory uncertainty remains a Top Risk with respect to Capital, the sustained improvement in our Capital metrics points to an increased capacity to absorb the outcome of changing regulations.
–Pension fund: in H121 we saw significant improvements across most of our key metrics, including a reduction in the funding deficit valuation and an improved IAS 19 valuation surplus. We continued to reduce risk with further interest rate and inflation hedging, and reducing our exposure to longevity risk across our liabilities.
EMERGING RISKS
30 June 2021 compared to 31 December 2020
In H121, our overall emerging risk profile remained relatively unchanged, with no new risks identified. However, we have highlighted certain themes that are evolving within our existing emerging risks as the UK economy improved, along with further developments in the Government's response to Covid-19.
The more notable movements in our emerging risks in H121 were as follows:
–Extended Government involvement in the banking industry: will likely continue to be a factor impacting our business going forward, and more immediately in H221 with various government lending and support schemes beginning to unwind and repayments becoming due from customers and clients. There will be expectations from Government bodies, the British Business Bank and regulators that we will continue to support our customers appropriately during a challenging period, as well as further media scrutiny, and as a result, conduct and reputational risks may increase further. Our Financial Support Centre of Excellence is resourced with appropriate levels of trained staff in order to support our customers effectively.
–High inflation: in H121 market pricing reflected higher expectations for inflation going forward, with the spread between 10-year nominal and Retail Price Index linked gilts moving above 3.5% in Q221. CPI inflation also rose to 2.5%, the highest rate since August 2018. Central Bank messaging has been mixed, reflecting that the rebound in activity has been faster than anticipated, but stressing the importance of not overreacting with a premature tightening in monetary conditions. Market analysts have also referenced the potential risk of stagflation, which could impact our customers' disposable income. Our affordability tests stress mortgage interest rates and update essential costs within the model, when inflation exceeds defined internal triggers.
–Disruption of macro-economic factors: in H121 the Bank of England commented that longer term structural shifts, such as the way we work, could impact the valuations of Commercial Property and Residential Property. Structural shifts towards more working from home could lead to preferences for larger homes and less demand on Commercial Property space. Recent increases in housing demand and prices may reflect these more persistent drivers, and may not fall back to pre-pandemic levels when tax incentives are removed. There are also signs of a shift away from urban areas towards suburban areas and further out. A review of the calibration of the FPC's policy tools, which support the resilience of the financial system, is due for completion by the end of 2021.
–Demanding regulatory agenda: regulatory engagement remains wide ranging and challenging in terms of increased costs and resourcing impacts. There is an intense forward looking agenda across the industry with respect to the FCA and PRA including (for e.g.): Negative rates readiness; Operational resilience; Consumer Duty of Care; and Forbearance and quality assurance practices in dealing with customers Covid-19 related financial difficulties.
–Changing customer behaviours: we have seen a continued shift by customers towards mobile and online banking, a long term trend which accelerated during the Covid-19 crisis. We continue to design compelling propositions for targeted customer segments, reshape customer interactions, and simplify and digitise the business at scale for improved efficiency and returns.
–Negative rates: in H121 interest rate markets priced out negative rates, significantly accelerating expectations for a rise in the central bank rate (from 15bps to 25bps) to H222 from H224. Currently monetary policy appears to be to 'look through' immediate impacts of inflation, until there is more certainty over the economic recovery. Despite dissipation of the immediate risk of negative policy rates, we continue to enhance our operational readiness, including legal, documentation and systems capabilities in line with PRA expectations. We have no material structural balance sheet exposure to negative rates.
–Climate change risk: we continue to make good progress with our Climate Change Implementation Plan, which also incorporates work being undertaken towards the 2021 Climate Biennial Exploratory Scenario (CBES), in support of the Bank of England's assessment of the impact of climate-related risks on the UK financial system. Our broader plan, covers business-wide governance, integration of climate change risk management into business planning, ICAAP, Risk Type Frameworks, Policies, scenarios to support our Operational Risk Scenario Programme, and metrics and targets.
–IBOR transition: we remain on track for completion of the end-2021 IBOR cessation deadline set by UK regulators, under our IBOR Transition Programme. We are closely monitoring risks around customer awareness and preparation for transition, with customer outreach activities being an important part of our overall approach. Additional external challenges include conduct risks, reputational risks and 'tough legacy' (customers where engagement proves more challenging). Our plan remains to transition all transactions off IBOR in H221, subject to anticipated additional 'tough legacy' legislation and the outcome of FCA consultations.
Risk governance
As a financial services provider, managing risk is a core part of our day-to-day activities. To be able to manage our business effectively, it is critical that we understand and control risk in everything we do. We aim to use a prudent approach and advanced risk management techniques to help us deliver robust financial performance, withstand stresses, such as the impacts of the Covid-19 pandemic, and build sustainable value for our stakeholders. We aim to keep a predictable medium-low risk profile, consistent with our business model. This is key to achieving our strategic objectives.
Detailed discussions of the impact of Covid-19 on specific risk types are set out in the relevant sections of this Risk review and summarised in the 'Risk management overview' in the Strategic report in the 2020 Annual Report.

30 June 2021 compared to 31 December 2020
In H121, there were no significant changes in our risk governance, including how we define risk and our key risk types, as described in the 2020 Annual Report, except that we updated our climate-related risk minimum standard to consider the impact of environmental and climate-related risk drivers, whether physical or transition-led, which could affect existing risks in the medium and long term.
10    Santander UK Group Holdings plc

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Credit risk
Credit risk

Overview
Credit risk is the risk of loss due to the default or credit quality deterioration of a customer or counterparty to which we provided credit, or for which we assumed a financial obligation.
In this section we begin by reviewing the latest forward-looking information used in our Expected Credit Loss (ECL) assessments. We then analyse our credit risk profile and performance at a Santander UK group level followed by Retail Banking, which is covered separately from our other business segments: Corporate & Commercial Banking, Corporate & Investment Banking and Corporate Centre.
Credit risk profile and performance data include portfolios classified as held for sale at 30 June 2021, which includes the Corporate & Investment Banking business. For details, see Note 33 to the Condensed Consolidated Interim Financial Statements.
Key metrics Stage 3 ratio improved slightly to 1.41% (2020: 1.42%). Loss allowances decreased to £1,193m (2020: £1,377m). Average LTV of 63% (2020: 64%) on new mortgage lending.
Credit risk – Santander UK group level

Introduction
We manage credit risk across all our business segments in line with the credit risk lifecycle. We tailor the way we manage risk across the lifecycle to the type of customer. There have been no significant changes in the way we manage credit risk as described in the 2020 Annual Report.
We provide an update on the key changes to the inputs to our ECL model below.

Recognising ECL
The ECL approach estimates the credit losses arising from defaults in the next 12 months on qualifying exposures, or defaults over the lifetime of the exposure where there is evidence of a Significant Increase in Credit Risk (SICR) since the origination date. The ECL approach takes into account forward-looking data, including a range of possible outcomes, which should be unbiased and probability-weighted in order to reflect the risk of a loss being incurred even when it is considered unlikely.

Multiple economic scenarios and probability weights
For all our portfolios, except CIB, we use five forward-looking economic scenarios. For H121, they consist of a central base case, one upside scenario and three downside scenarios. We use five scenarios to reflect a wide range of possible outcomes for the UK economy.
(i) For all our portfolios, except CIB
Base case
For our base case, the forecasts are based on the following assumptions. Restrictions continue to lift throughout Q221 with the majority lifted by beginning of Q321. However, some overseas travel restrictions, such as quarantine measures, remain in place while countries continue their vaccination programmes. It is also assumed that some social distancing restrictions remain in place for most of the rest of 2021. This may limit supply in some sectors such as hospitality and entertainment, although we note that trials are running to see if these could be relaxed further. GDP returns to 2019 levels in H122. It is normal practice to review the scenarios and associated weights every quarter to ensure they appropriately reflect the current economic circumstances, and we will continue to follow that approach particularly as the advice the UK Government issues is subject to change in this fluid environment.

Base case key macroeconomic assumptions
–House price growth: The end of the stamp duty holiday in its current form (nil rate up to £500,000) in June 2021, combined with the rise in unemployment is expected to lead to weaker demand and as such we expect to see house price growth slow towards the end of 2021. But with the supply side still weak, this will be limited. We are projecting growth of 2% by the end of 2021.

–GDP: The outlook assumes the recovery is stronger than previously anticipated, given the relatively small contraction in Q121 (-1.6% quarter-on-quarter) and the stronger trajectory for growth due to the re-opening of key sectors, such as non-essential retail, alongside the successful vaccine rollout. We are projecting growth of 6.1% in 2021, but a slightly weaker outturn of 5.2% in 2022 as the economy returns to the more typical average growth rates seen pre-pandemic.

–Unemployment rate: Unemployment is expected to peak in Q421 at 6.5% as the UK Government’s job support schemes come to an end. With support ending, for firms with limited savings left to keep trading, rising insolvency rates trigger a further increase in unemployment for some. As the economy returns to its pre-pandemic size in H122 and furloughed workers either return to their existing jobs or find new roles, unemployment falls back gradually. However, given the need for the economy to restructure, unemployment remains at elevated levels compared to recent figures over the remaining forecast period.

–Bank Rate: For the Bank Rate forecast, the base case assumes a flat profile of 10bps with a rise to 25bps at the beginning of 2023. This is based on the view that the Bank of England looks through the current period of higher inflation driven by commodity prices, and instead focuses on the medium-term outlook with inflation expected to remain near target over the five year forecast period. The Monetary Policy Committee will wait to understand how the economy responds to the new economic environment before changing the Bank Rate.

In the medium-term, the projections assume that current demographic and productivity trends will continue, causing a reduction in the UK’s growth potential. This is reflected in an average annual growth expectation of 1.6%, the OBR’s latest estimate of the UK’s long run average growth rate. CPI inflation is forecast to be above the 2% target rate in the initial forecast period but then fall below target by the end. With higher levels of savings, consumers use a proportion of these to help support household spending power through 2021 and 2022.
In summary, the base case assumes that the outlook improves as the successful vaccination programme continues, which ends the need for further national lockdowns.
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Key changes to our base case at 30 June 2021
The key changes to our base case assumptions in H121 were: (i) stronger GDP growth in 2021 and weaker expansion in 2022 to reflect the faster recovery this year and return to slower, pre-pandemic growth rates next; (ii) the unemployment rate, whilst lower than expected given the government furlough scheme, peaks in Q421 and only slowly recovers as firms adapt to the new economic environment; (iii) there is low single-digit house price growth for 2021 as the stamp duty holiday ends and unemployment rises; and (iv) the Bank Rate profile is held flat at 0.10% until Q123, when there is a rise to 0.25%. Thereafter, 25 bps increases in Q124 and Q125 takes Bank Rate back to its pre-pandemic level of 0.75%.
Other scenarios
Based on this revised base case, we have reviewed our suite of scenarios to ensure that they capture the wide range of potential outcomes for the UK economy. These include (i) a significant rise in Covid-19 cases and further lockdown measures being imposed as variants continue to appear; (ii) a slower recovery that is more akin to the ‘U’ shape of past recessions; (iii) higher inflation; (iv) the long-term effects caused by persistently high unemployment rates or higher and longer unemployment rate persisting, increasing the natural rate of unemployment; and (v) the global economy bouncing back more strongly than expected.
In order to reflect these potential outcomes, we decided to continue to use the base case and four additional scenarios, which management considers to provide a range wide enough to reflect all of the above potential outcomes. However, as the risks remain skewed to the downside, to reflect these outcomes sufficiently, we concluded that only one upside scenario would be needed to reflect the upside risks to the base case. As with the base case, the scenarios are forecast over a five-year period and then mean revert over the next three years to the OBR's latest estimate of the UK's long run average growth rate.
The four scenarios are as follows:
One upside scenario
Our modest upside scenario for H121 remains appropriate based on vaccines continuing to be distributed quickly and effectively to the population, with a faster global recovery and the UK quickly concluding trade agreements with a number of countries after leaving the EU, along with minimum effective tariffs. It is also based on productivity growth recovering. HPI for Upside 1 is less positive than for the base case and is based on the HPI equations built into the Oxford Global Economic Model (OGEM) and the particular GDP profile used, whereas our base case reflects our planning view which allows for flexibility to align what is currently seen in the market to the outlook of the economic variable forecast.
Three downside scenarios
Downside 1 assumes further local/regional restrictions being implemented as we move through 2021 than in the base case as a means of controlling increases in infection rates, which in turn impact economic growth as vaccines are not as effective in combating new variants as hoped. The scenario also reflects a fall in demand for housing leading to downward price corrections over the next five years with a peak to trough of negative 10%. It assumes trade agreements with other countries being negotiated over the forecast period, but fewer than in the base case.
Downside 2 reflects a severe downturn with a longer recovery needed (U shape) capturing even more conservatism and lack of confidence in terms of spending by consumers with the higher levels of unemployment. For businesses, it reflects a slower return to profitability and more insolvencies as vaccines are unable to keep infection rates from new variants under control. It retains a rising bank rate profile to ensure there is a scenario which reflects rising inflation. However, the rise in interest rates results in a large increase in debt-service costs to households and a rapid undermining of demand in the housing market. House values fall sharply and the combination of rising interest rates and unemployment with falling house prices results in a rising profile of credit impairment losses.
Downside 3 features a double dip in economic activity (W shape) lasting three quarters, with higher unemployment and a sharper fall in house prices compared to the four other scenarios. The fall in GDP of c.13% between Q420 and Q421 is a little more than half the fall of c22% in H120, as this assumes businesses have contingency plans to be able to stay open whilst practising social distancing. The peak in the unemployment rate is similar to that seen in the early 1980s recession peaking at 11.9% in 2021 and remaining in double digits until early 2022, before falling back very gradually. The long-term effects of high unemployment result in a permanent hit to potential output, as persistent and elevated uncertainty leads to more job losses and corporate bankruptcies. Sharp falls in house prices (c30%) combined with persistently higher unemployment have particularly adverse consequences for credit impairment charges.
Key changes to our alternative scenarios at 30 June 2021
The key changes to our alternative scenarios in H121 related to changes to the base case, historical data for each variable, and the OGEM. We also rolled forward the GDP path in Downside 3 but kept the overall shape of the profile the same. We did not make any other methodological changes to the scenarios. The combination of these different inputs will mean differences across the variables for each of the alternative scenarios when we update them each quarter. As such, it is not possible to pin-point a specific reason for each change as we do not run the inputs in isolation. However, we compare the variables between each quarter and review any large changes to ensure they are not erroneous.
The table below sets out our macroeconomic assumptions for each of the five scenarios at 30 June 2021:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
		%	%	%	%	%
GDP(1)	2020 (actual)	(9.8)	(9.8)	(9.8)	(9.8)	(9.8)
	2021	6.5	6.1	5.2	2.2	(4.7)
	2022	5.5	5.2	5.4	2.0	(2.7)
	2023	1.8	1.6	0.3	1.3	2.3
Base Rate(1)	2020 (actual)	0.10	0.10	0.10	0.10	0.10
	2021	0.10	0.10	0.10	0.10	(0.50)
	2022	0.25	0.10	0.10	1.00	(0.50)
	2023	0.75	0.25	0.25	2.00	0.00
HPI(1)	2020 (actual)	6.9	6.9	6.9	6.9	6.9
	2021	(0.6)	2.0	(1.5)	(3.7)	(11.7)
	2022	(3.9)	1.5	(6.3)	(15.1)	(15.2)
	2023	0.0	2.0	(2.9)	(8.6)	(2.4)
Unemployment(1)	2020 (actual)	5.1	5.1	5.1	5.1	5.1
	2021	6.0	6.5	6.8	8.1	9.7
	2022	5.0	6.0	5.6	7.8	9.3
	2023	4.7	5.6	5.7	7.3	8.3

12    Santander UK Group Holdings plc

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Credit risk
The table below sets out our macroeconomic assumptions for each of the five scenarios at 31 December 2020:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
		%	%	%	%	%
GDP(1)	2020	(10.5)	(11.5)	(10.5)	(11.1)	(11.5)
	2021	4.8	4.5	4.0	(0.8)	(8.0)
	2022	4.9	6.1	3.6	3.2	3.1
	2023	3.0	2.2	1.5	2.7	1.5
Base Rate(1)	2020	0.10	0.10	0.10	0.10	0.10
	2021	0.25	0.10	0.10	0.75	(0.50)
	2022	0.75	0.10	0.10	1.75	0.00
	2023	1.25	0.10	0.10	3.00	0.00
HPI(1)	2020	3.7	3.5	3.7	3.7	3.5
	2021	(4.6)	(2.0)	(5.4)	(11.3)	(19.7)
	2022	(4.1)	1.4	(6.6)	(14.5)	(8.2)
	2023	2.4	2.0	(1.8)	(3.8)	1.3
Unemployment(1)	2020	6.3	6.8	6.3	6.3	6.8
	2021	6.1	7.5	6.5	8.5	11.4
	2022	5.3	6.2	6.1	7.9	8.7
	2023	4.4	5.6	5.7	6.9	8.0
(1)GDP is the calendar year average growth rate, HPI is Q4 annual growth rate and all other data points are at 31 December in the year indicated.

Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for 30 June 2021 and 31 December 2020 were:

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
30 June 2021		%	%	%	%	%
House price growth	5-year average increase/decrease	0.82	1.90	(2.06)	(4.12)	(4.83)
	Peak/(trough) at (1)	(4.90)	N/A(3)	(10.89)	(25.69)	(29.73)
GDP	5-year average increase/decrease	3.08	2.67	1.76	1.26	(0.96)
	Cumulative growth/(fall) to peak/(trough) (2)	16.40	14.09	9.12	6.46	(4.70)
Unemployment rate	5-year end period	3.88	5.00	5.79	6.21	7.00
	Peak/(trough) at (1)	6.07	6.50	6.76	8.12	11.90
Bank of England bank rate	5-year end period	1.75	0.75	0.75	2.50	2.50
	Peak/(trough) at (1)	1.75	0.75	0.75	3.00	(0.50)

		Upside 1	Base case	Downside 1	Downside 2	Downside 3
31 December 2020		%	%	%	%	%
House price growth	5-year average increase/decrease	0.49	1.38	(2.01)	(4.54)	(4.44)
	Peak/(trough) at (1)	2.45	7.11	(9.65)	(20.72)	(20.32)
GDP	5-year average increase/decrease	0.75	0.39	(0.38)	(0.98)	(2.82)
	Cumulative growth/(fall) to peak/(trough) (2)	3.82	1.96	(1.88)	(4.80)	(13.33)
Unemployment rate	5-year end period	4.14	5.50	5.84	6.52	7.40
	Peak/(trough) at (1)	6.28	7.90	6.51	8.78	11.90
Bank of England bank rate	5-year end period	1.75	0.25	0.25	2.75	0.00
	Peak/(trough) at (1)	1.75	0.25	0.25	3.00	(0.50)
(1)For GDP and house price growth it is the peak to trough change over the 5 year period; for the unemployment rate it is the peak; and for Bank Rate it is the peak or trough.
(2)This is the cumulative growth for the 5 year period.
(3)The HPI curve for the Base case scenario is relatively flat, therefore peak to trough is not applicable.

Scenario weights
Given the change to the base case in Q221, we undertook a full review of the probability weights applied to all the scenarios. The setting of probability weights needs to consider both the probability of the forecast economic scenarios occurring while ensuring that the scenarios capture the non-linear distribution of losses across a reasonable range. To support the initial assessment of how likely a scenario is to occur, we would typically undertake a Monte Carlo analysis which would ascertain the likelihood of a five-year average GDP forecast growth rate occurring based on the long run historically observed average. Creating a standard distribution bell curve around this long run average allows us to estimate the probability of a given GDP scenario occurring and therefore assign a probability weight to that scenario. However, a key challenge with this approach in a stressed environment like the one seen in 2020 is that the extreme GDP forecasts occur.
Due to the extreme falls in growth, in 2020 we changed the time period that we looked at for the Monte Carlo analysis to 2007-2012 in order to capture the very low period of growth, similar to those seen in 2020. However, this time period is no longer appropriate as we move towards recovery and a large upswing in growth. We have assessed various periods of growth, similar to the action we took in 2020, and the most relevant period would be to include the entire data set given that the number of growth periods since 1948 far outweighs the downswings. In this case, the base case sits at the 10th percentile with such a growth rate occurring, historically, nearly half the time (46%) implying that a weight of between 40-50% remains appropriate. Under the longer period, the Covid-19 scenario now sits between the 70th-80th percentile, suggesting a lower weight remains appropriate.
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2021 Half Yearly Financial Report | Risk review

We also need to consider the UK economic and political environment when applying weights. Although the economic recovery has started, it is clear that the roadmap will need to be altered in order to deal with any increasing infection rates caused by new variants, particularly as they are appearing regularly and vaccines may need to evolve further to deal with potential resistance to them. As such, we remain of the view that the risks are still biased to the downside and include: emergence of further variants that are resistant to existing vaccines leading to further lockdowns; a substantial increase in inflation; continuing weak investment; a larger negative impact from the EU trade deal than assumed; and the increasing possibility of a second Scottish referendum which may bring disruption to any recovery in the latter years of the forecast. As such, it remains appropriate to reflect this with a 45% weight for the downside scenarios.
The scenario weights we applied for 30 June 2021 and 31 December 2020 were:

	Upside 1	Base case	Downside 1	Downside 2	Downside 3
Scenario weights	%	%	%	%	%
30 June 2021	5	50	15	25	5

	Upside 1	Base case	Downside 1	Downside 2	Downside 3
Scenario weights	%	%	%	%	%
31 December 2020	5	45	15	25	10

ii) For our CIB portfolios
Our forecasting approach
The scenario we applied for CIB is an overlay calculation which is used for the overlay in provisions estimation, due to Covid-19. This is the same methodology as adopted since Q2 2020. The Long Run scenario is based on a long run (rather than point in time) view and is prepared in the context of a long-term stable outlook where the structural deterioration is materialised to quantify the overlay to account for the macroeconomic worsening. This is to avoid excessive volatility and considered appropriate due to the size of the portfolio. No weights are applied.
Key changes to our forecasting approach at 30 June 2021
There have been no changes to the approach taken in H121.
Our macroeconomic assumptions and their evolution throughout the forecast period
Our macroeconomic assumptions and their evolution throughout the forecast period for our CIB portfolio at 30 June 2021 and 31 December 2020 were:

GDP assumption		%
30 June 2021	Long Run global growth scenario (1)	1.5
31 December 2020	Long Run global growth scenario (2)	1.3
(1)The Long Run scenario is the average annual global growth rate over the 5 year period 2021 to 2025.
(2)The Long Run scenario is the average annual global growth rate over the 5 year period 2020 to 2024.

Sensitivity of ECL allowance
At 30 June 2021, the probability-weighted ECL allowance totalled £1,193m (2020: £1,377m), of which £1,174m (2020: £1,344m) related to exposures in Retail Banking, Corporate & Commercial Banking and Corporate Centre, and £19m (2020: £33m) related to exposures in Corporate & Investment Banking. The ECL allowance is sensitive to the methods, assumptions and estimates underlying its calculation. For example, management could have applied different probability weights to the economic scenarios and, depending on the weights chosen, this could have a material effect on the ECL allowance. In addition, the ECL allowance for residential mortgages, in particular, is significantly affected by the HPI assumptions which determine the valuation of collateral used in the calculations.
Had management used different assumptions on probability weights and HPI, a larger or smaller ECL charge would have resulted that could have had a material impact on the Santander UK group’s reported ECL allowance and profit before tax. Sensitivities to these assumptions are set out below.

Scenario weights
The amounts shown in the following tables illustrate the ECL allowances that would have arisen had management applied a 100% weight to each economic scenario. The allowances were calculated using a stage allocation appropriate to each economic scenario presented and differs from the probability-weighted stage allocation used to determine the ECL allowance shown above. For exposures subject to individual assessment, the distribution of ECL which could reasonably be expected has also been considered, assuming no change in the number of cases subject to individual assessment, and within the context of a potential best to worst case outcome.
As described above, our CIB segment uses a single forward-looking economic scenario. However, three scenarios are still used within the model, with a Post Model Adjustment (PMA) held to increase provisions to the level required in the single scenario. In order to present a consolidated view in a single table and show variation from the forward-looking component, the three scenarios are presented in the table with the overlay value added to each scenario. As all other segments use five scenarios, interpolation is also required. Data from the CIB Upside scenario is presented in the Upside 1 Column, the Downside scenario is in the Downside 3 column, the Base case is in the Base case column and values in Downside 1 and Downside 2 are interpolated from the Base case and Downside scenarios.
14    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Downside 3
30 June 2021	£m	£m	£m	£m	£m	£m
Exposure	321,052	321,052	321,052	321,052	321,052	321,052
Retail Banking	216,319	216,319	216,319	216,319	216,319	216,319
–of which mortgages	186,512	186,512	186,512	186,512	186,512	186,512
CCB	24,562	24,562	24,562	24,562	24,562	24,562
CIB	7,680	7,680	7,680	7,680	7,680	7,680
Corporate Centre	72,491	72,491	72,491	72,491	72,491	72,491

ECL	1,193	933	1,010	1,127	1,494	1,717
Retail Banking	604	433	457	528	769	892
–of which mortgages	250	112	156	174	369	481
CCB	534	450	500	543	661	755
CIB	19	19	19	19	19	19
Corporate Centre	36	31	34	37	45	51

	%	%	%	%	%	%
Proportion of assets in Stage 2	4.6	4.1	4.1	4.3	5.7	6.4
Retail Banking	4.5	4.0	4.0	4.1	5.7	6.5
–of which mortgages	4.8	4.3	4.3	4.4	6.2	7.1
CCB	20.1	17.8	17.8	18.6	22.9	26.4
CIB	2.1	2.1	2.1	2.1	2.1	2.1
Corporate Centre	—	—	—	—	—	—

	Weighted	Upside 1	Base case	Downside 1	Downside 2	Downside 3
31 December 2020	£m	£m	£m	£m	£m	£m
Exposure	328,792	328,792	328,792	328,792	328,792	328,792
Retail Banking	213,323	213,323	213,323	213,323	213,323	213,323
–of which mortgages	183,077	183,077	183,077	183,077	183,077	183,077
CCB	24,503	24,503	24,503	24,503	24,503	24,503
CIB	11,646	11,646	11,646	11,646	11,646	11,646
Corporate Centre	79,320	79,320	79,320	79,320	79,320	79,320

ECL	1,377	1,129	1,222	1,301	1,613	1,802
Retail Banking	706	610	587	661	850	863
–of which mortgages	280	213	207	253	390	415
CCB	603	485	575	567	671	824
CIB	33	5	26	40	53	66
Corporate Centre	35	29	34	33	39	49

	%	%	%	%	%	%
Proportion of assets in Stage 2	5.2	4.5	4.6	4.6	6.5	6.7
Retail Banking	5.3	4.6	4.6	4.6	7.1	6.9
–of which mortgages	5.7	4.8	4.8	4.8	7.6	7.4
CCB	22.4	20.1	20.8	20.2	24.5	28.6
CIB	1.7	1.7	1.7	1.7	1.7	1.7
Corporate Centre	—	—	—	—	—	—

Changes to Stage 3 instruments are part of the sensitivity analysis but excluded from the disclosure because their values do not move due to changes in macroeconomic assumptions, i.e. they are either in default or not in default at the reporting date.
We have incorporated our post model adjustments into the sensitivity analysis.

30 June 2021 compared to 31 December 2020
During H121 performance across all sectors was strong, with arrears decreasing, driving down ECL provisions and Stage 2 balances as PDs and LGDs reduce. At the same time economic forecasts improved, with GDP paths revised upwards and a much lower unemployment rate forecast in the Downside 2 scenario. This further reduced PDs hence ECL provisions and moved accounts below the SICR thresholds, curing them out of Stage 2. PMAs that were introduced last year in response to Covid-19 are still in place, with no unwinding having yet occurred. Management also introduced new PMAs to hold back some ECL releases, as uncertainty about future performance remains, which have increased ECL and pushed some accounts back into Stage 2.
HPI
Given the relative size of our residential mortgage portfolio, management considers that changes in HPI assumptions underpinning the calculation of the ECL allowance for residential mortgages of £250m at 30 June 2021 (2020: £280m) would have the most significant impact on the ECL allowance. Management have reassessed the impact of applying an immediate and permanent of +10% house price increase and -10% decrease to our unweighted base case economic scenario. The impacts are not materially changed from those calculated at 31 December 2020 as disclosed in the 2020 Annual Report.
Santander UK Group Holdings plc    15

2021 Half Yearly Financial Report | Risk review
Significant Increase in Credit Risk (SICR)
There have been no changes to the criteria that we use to identify where an exposure has significantly increased in credit risk as described in the 2020 Annual Report. We continue to apply the following post model adjustments to reflect increases in credit risk for certain loans as a result of Covid-19:
– Corporate Covid-19 affected segments: following internal sector and counterparty assessments, we transferred loans for some corporate and SME sectors and clients who were severely impacted because of Covid-19 from Stage 1 into Stage 2. In addition, we transferred some Stage 2 corporate and SME loans to Stage 3, based on a similar analysis of sector and client credit quality, taking into consideration any concessions given to clients since the start of the pandemic as an indicator of those loans most likely to meet our default definition;
– Payment holidays: we transferred a proportion of Stage 1 loans into Stage 2 where our discussions with retail customers on a Covid-19 payment holiday established they are in longer-term financial difficulties. This was done on a collective basis through a customer contact exercise and customer data profiling;
– Corporate single large exposure: to mitigate against the risk of a single large corporate exposure with an ECL requirement of greater than £10m defaulting, which has not been covered by the existing model estimate or the corporate and SME PMA above, we applied a PMA for the risk of a company which unexpectedly defaults; and
– Model underestimation: to address potential underestimation risk of ECL models from lower PDs given the extreme scenarios of low level of macroeconomic stress and timing effects of government support schemes on emergence of defaults.
We introduced a SME debt burden PMA in H121 to take account of the potential debt burden risk of unsecured lending to our SME customers who also took a BBL. This does not incorporate the credit risk on BBLs, as these are government guaranteed but instead considers the possible impact on repayment of other lending with us.

Management judgements and estimates applied in calculating ECL
The application of the ECL impairment methodology for calculating credit impairment allowances is highly susceptible to change from period to period. The methodology requires management to make a number of judgemental assumptions in determining the estimates. Any significant difference between the estimated amounts and actual amounts could have a material impact on the Santander UK group’s future financial results and financial condition.

The key judgements and estimates made by management in applying the ECL impairment methodology are set out below:
–Definition of default
–Forward-looking information
–Probability weights
–SICR
–PMAs
–Internal credit risk rating for corporate borrowers
–Individually assessed corporate stage 3 exposures

Post Model Adjustments (PMAs)
The most significant PMAs that we applied at 30 June 2021 and 31 December 2020 were:

	30 June 2021	31 December 2020
PMAs	£m	£m
Non Covid-19 PMAs
Interest-only maturity default risk(1)	41	49
Buy-To-Let	12	24
Long-term indeterminate arrears(1)	24	29
12+ months in arrears(1)	36	30
Total non Covid-19 PMAs	113	132
Covid-19 PMAs
Corporate Covid-19 affected segments	190	193
Payment holidays	24	27
Corporate single large exposure	35	35
Model underestimation	76	20
SME debt burden	15	—
Other Covid-19 PMAs	16	15
Total Covid-19 PMAs	356	290
(1)In model adjustment
16    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk
Covid-19 support measures
The Covid-19 pandemic had a major impact on the UK and global economies in 2020 and continued to impact in H121. The UK Government’s fiscal interventions helped our customers to mitigate some of the adverse financial effects.
Since March 2020, we have provided mortgage customers with payment holiday terms in line with UK Government's and FCA's guidance. Similar payment holidays have also been granted in respect of consumer (auto) finance, personal loans, credit cards, businesses and corporates. Applications for these payment holidays were closed on 31 March 2021.
We participated in the UK Government's Coronavirus Loan Schemes, of which the applications were closed on 31 March 2021:
–CBILS,
–BBLS, and
–CLBILS.
We are participating in the Recovery Loan Scheme (RLS) launched on 6 April 2021.
The UK Government guarantees losses for amounts lent under these schemes, although losses are limited to 80% in the case of the CBILS, the CLBILS and the RLS. As a result, ECL is not applied to the BBLS but a 20% weighting is applied to the ECL for the CBILS, the CLBILS and the RLS. The UK Government also pays interest on behalf of customers for the first twelve months under the CBILS and the BBLS, plus any lender-levied charges under the CBILS.
Loans for customers who were provided with payment holidays were considered to have the contract terms modified. The granting of a payment holiday on its own was not considered to be a SICR event, nor was it considered a default under regulatory definitions. Neither were they considered to have been granted forbearance. For customers who have needed further financial support after the payment holiday period, we help them by offering assistance in line with our policies. See the section 'Significant Increase in Credit Risk (SICR)' above for more on this.
Interest income continues to be recognised during any payment holiday period. As explained above on the interaction between payment holidays and SICR, the majority of customers affected have not been moved to Stage 2 for a lifetime ECL assessment unless they had triggered other SICR criteria. Such payment holidays also did not cause accounts to become past due and therefore did not automatically trigger a Stage 2 or Stage 3 lifetime ECL assessment.
For quantitative information, see 'Covid-19 support measures' section in 'Santander UK Group level - credit risk review'.

Santander UK Group Holdings plc    17

2021 Half Yearly Financial Report | Risk review
SANTANDER UK GROUP LEVEL – CREDIT RISK REVIEW
Rating distribution
The tables below show the credit rating of our most material financial assets to which the impairment requirements in IFRS 9 apply. Post-PMA balances are used in risk grade allocation. For more on the credit rating profiles of key portfolios, see the ‘Credit risk – Retail Banking’ and ‘Credit risk – Other business segments’ sections. The Santander UK risk grade consists of eight grades for non-defaulted exposures ranging from 9 (lowest risk) to 2 (highest risk). For details, including the approximate equivalent credit rating grade used by Standard & Poor's Rating Services, see page 103 of the 2020 Annual Report.

	Santander UK risk grade								Loss allowance	Total
	9	8	7	6	5	4	3 to 1	Other(1)
30 June 2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)(3)	9.8	30.1	75.8	43.5	13.4	24.5	7.0	8.4	(1.2)	211.3
–Stage 1	9.8	29.9	75.3	42.3	11.1	17.8	0.6	8.2	(0.2)	194.8
–Stage 2	—	0.2	0.5	1.2	2.3	6.7	3.5	0.2	(0.5)	14.1
–Stage 3	—	—	—	—	—	—	2.9	—	(0.5)	2.4
Of which mortgages:	9.8	27.1	70.7	37.8	5.3	18.6	3.5	0.3	(0.3)	172.8
–Stage 1	9.8	27.1	70.4	36.9	3.7	14.0	—	0.3	—	162.2
–Stage 2	—	—	0.3	0.9	1.6	4.6	1.6	—	(0.2)	8.8
–Stage 3	—	—	—	—	—	—	1.9	—	(0.1)	1.8

ECL
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers(2)(3)	—	—	—	—	0.3	0.2	0.7	—		1.2
–Stage 1	—	—	—	—	0.2	—	—	—		0.2
–Stage 2	—	—	—	—	0.1	0.2	0.2	—		0.5
–Stage 3	—	—	—	—	—	—	0.5	—		0.5
Of which mortgages:	—	—	—	—	—	0.1	0.2	—		0.3
–Stage 1	—	—	—	—	—	—	—	—		—
–Stage 2	—	—	—	—	—	0.1	0.1	—		0.2
–Stage 3	—	—	—	—	—	—	0.1	—		0.1

30 June 2021%		%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Financial assets at amortised cost:	—	—	—	—	—	—	—	—	—
–Loans and advances to customers(2)(3)	—	—	—	—	2.2	0.8	10.0	—	0.6
–Stage 1	—	—	—	—	1.8	—	—	—	0.1
–Stage 2	—	—	—	—	4.3	3.0	5.7	—	3.5
–Stage 3	—	—	—	—	—	—	17.2	—	20.8
Of which mortgages:	—	—	—	—	—	0.5	5.7	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	2.2	6.3	—	2.3
–Stage 3	—	—	—	—	—	—	5.3	—	5.6

18    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk

	Santander UK risk grade								Loss allowance
	9	8	7	6	5	4	3 to 1	Other(1)		Total
31 December 2020	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Exposures
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	8.0	28.2	75.8	44.8	13.6	27.4	8.2	7.5	(1.3)	212.2
–Stage 1	8.0	28.1	75.4	43.3	10.9	19.4	1.1	7.3	(0.2)	193.3
–Stage 2	—	0.1	0.4	1.5	2.7	8.0	4.2	0.2	(0.5)	16.6
–Stage 3	—	—	—	—	—	—	2.9	—	(0.6)	2.3
Of which mortgages:	7.9	24.8	69.3	37.6	5.7	19.9	4.5	0.3	(0.3)	169.7
–Stage 1	7.9	24.8	69.0	36.2	4.0	15.0	0.6	0.3	—	157.8
–Stage 2	—	—	0.3	1.4	1.7	4.9	2.1	—	(0.2)	10.2
–Stage 3	—	—	—	—	—	—	1.8	—	(0.1)	1.7

ECL
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	0.1	0.1	0.2	0.9	—	1.3
–Stage 1	—	—	—	0.1	—	—	0.1	—	0.2
–Stage 2	—	—	—	—	0.1	0.2	0.2	—	0.5
–Stage 3	—	—	—	—	—	—	0.6	—	0.6
Of which mortgages:	—	—	—	—	—	0.1	0.2	—	0.3
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	0.1	0.1	—	0.2
–Stage 3	—	—	—	—	—	—	0.1	—	0.1

31 December 2020%		%	%	%	%	%	%	%	%
Coverage ratio
On balance sheet
Financial assets at amortised cost:
–Loans and advances to customers⁽²⁾	—	—	—	0.2	0.7	0.7	11.0	—	0.4
–Stage 1	—	—	—	0.2	—	0.0	9.1	—	0.1
–Stage 2	—	—	—	—	3.7	2.5	4.8	—	3.0
–Stage 3	—	—	—	—	—	—	20.7	—	26.1
Of which mortgages:	—	—	—	—	—	0.5	4.4	—	0.2
–Stage 1	—	—	—	—	—	—	—	—	—
–Stage 2	—	—	—	—	—	2.0	4.8	—	2.0
–Stage 3	—	—	—	—	—	—	5.6	—	5.9
(1)Includes cash at hand and smaller cases mainly in the consumer (auto) finance and commercial mortgages portfolios, as well as loans written as part of the UK Government Covid-19 support schemes for micro-SMEs. We use scorecards for these items, rather than rating models.
(2)Includes interest we have charged to the customer’s account and accrued interest we have not charged to the account yet.
(3)Excludes portfolios classed as held for sale at 30 June 2021, which is consistent with the Balance Sheet presentation. For details, see Note 33 to the Condensed Consolidated Interim Financial Statements.
Santander UK Group Holdings plc    19

2021 Half Yearly Financial Report | Risk review
Credit performance

	Customer Loans				Gross write- offs	Loan Loss Allowances
	Total	Stage 1	Stage 2	Stage 3
30 June 2021	£bn	£bn	£bn	£bn	£m	£m
Retail Banking	189.5	177.8	9.7	2.0	72	604
Corporate & Commercial Banking	17.1	11.3	4.9	0.9	19	534
Corporate & Investment Banking	1.9	1.7	0.2	—	—	19
Corporate Centre	3.1	3.1	—	—	—	36
	211.6	193.9	14.8	2.9	91	1,193
Undrawn Balances		40.3	1.4	0.1
Stage 1, Stage 2 and Stage 3(1) ratios %		91.64	6.99	1.41

31 December 2020	£bn	£bn	£bn	£bn	£m	£m
Retail Banking	186.5	173.2	11.4	1.9	180	706
Corporate & Commercial Banking	17.6	11.1	5.5	1.0	51	603
Corporate & Investment Banking	2.8	2.6	0.2	—	22	33
Corporate Centre	3.5	3.5	—	—	—	35
	210.4	190.4	17.1	2.9	253	1,377
Undrawn Balances		41.8	1.3	0.1
Stage 1, Stage 2 and Stage 3(1) ratios %		90.49	8.12	1.42

(1)Stage3 ratio = (Stage3 drawn + Stage3 undrawn assets)/(total drawn assets + Stage3 undrawn assets)
For more on the credit performance of our key portfolios by business segment, see the ‘Retail Banking – credit risk review’ and ‘Other business segments – credit risk review’ sections.
30 June 2021 compared to 31 December 2020
Unemployment has remained lower than expected to date, and with the lifting of restrictions in July 2021, it means that we now expect peak unemployment to be lower compared to Q121. The housing market has been strong and bank rate is expected to remain at current lows until H123. As a result, we released £28m and £76m of ECL in Q121 and Q221 respectively. The Q221 macroeconomic scenario update led to a circa £2.7bn reduction in accounts in Stage 2.
We introduced a PMA to take account of the potential debt burden risk of unsecured lending to our SME customers who also took a BBL. This does not incorporate the credit risk on BBLs as these are government guaranteed. Instead, we consider the possible impact on repayment of other lending those SME customers have with us. We continued to apply a model underestimation risk PMA given the extreme scenarios and timing effects of government support schemes on emergence of defaults. In H121, we utilised some payment holiday and corporate staging PMAs in the period.
20    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk
Credit quality
Total on-balance sheet exposures at 30 June 2021 comprised £211.6bn of customer loans, loans and advances to banks of £1.6bn, £18.7bn of sovereign assets measured at amortised cost, £6.4bn of assets measured at FVOCI, and £41.0bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
30 June 2021	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	177,830	9,714	1,982	189,526
–of which mortgages	162,583	8,990	1,864	173,437
Corporate & Commercial Banking	11,202	4,939	914	17,055
Corporate & Investment Banking	1,755	158	—	1,913
Corporate Centre	70,784	22	1	70,807
Total on-balance sheet	261,571	14,833	2,897	279,301
Off-balance sheet
Retail Banking(1)	26,599	151	43	26,793
–of which mortgages(1)	12,999	61	15	13,075
Corporate & Commercial Banking	6,534	934	39	7,507
Corporate & Investment Banking	5,526	241	—	5,767
Corporate Centre	1,640	44	—	1,684
Total off-balance sheet(2)	40,299	1,370	82	41,751
Total exposures	301,870	16,203	2,979	321,052

ECL
On-balance sheet
Retail Banking	93	304	183	580
–of which mortgages	9	132	106	247
Corporate & Commercial Banking	27	166	321	514
Corporate & Investment Banking	4	8	—	12
Corporate Centre	36	—	—	36
Total on-balance sheet	160	478	504	1,142
Off-balance sheet
Retail Banking	13	10	1	24
–of which mortgages	2	1	—	3
Corporate & Commercial Banking	7	8	5	20
Corporate & Investment Banking	4	3	—	7
Total off-balance sheet	24	21	6	51
Total ECL	184	499	510	1,193

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	0.1	3.1	9.2	0.3
–of which mortgages	—	1.5	5.7	0.1
Corporate & Commercial Banking	0.2	3.4	35.1	3.0
Corporate & Investment Banking	0.2	5.1	—	0.6
Corporate Centre	0.1	—	—	0.1
Total on-balance sheet	0.1	3.2	17.4	0.4
Off-balance sheet
Retail Banking	—	6.6	2.3	0.1
–of which mortgages	—	1.6	—	—
Corporate & Commercial Banking	0.1	0.9	12.8	0.3
Corporate & Investment Banking	0.1	1.2	—	0.1
Total off-balance sheet	0.1	1.5	7.3	0.1
Total coverage	0.1	3.1	17.1	0.4
(1)Off-balance sheet exposures include £7.6bn of retail mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 26 to the Condensed Consolidated Interim Financial Statements.
(3)ECL as a percentage of the related exposure.
Santander UK Group Holdings plc    21

2021 Half Yearly Financial Report | Risk review
Total on-balance sheet exposures at 31 December 2020 comprised £210.4bn of customer loans, loans and advances to banks of £2.0bn, £20.8bn of sovereign assets measured at amortised cost, £9.0bn of assets measured at FVOCI, and £43.5bn of cash and balances at central banks.

	Stage 1	Stage 2	Stage 3	Total
31 December 2020	£m	£m	£m	£m
Exposures
On-balance sheet
Retail Banking	173,157	11,384	1,935	186,476
–of which mortgages	157,614	10,388	1,799	169,801
Corporate & Commercial Banking	11,167	5,498	961	17,626
Corporate & Investment Banking	2,587	198	—	2,785
Corporate Centre	78,708	27	—	78,735
Total on-balance sheet	265,619	17,107	2,896	285,622
Off-balance sheet
Retail Banking(1)	26,550	256	41	26,847
–of which mortgages(1)	13,180	82	14	13,276
Corporate & Commercial Banking	6,050	768	59	6,877
Corporate & Investment Banking	8,630	231	—	8,861
Corporate Centre	567	18	—	585
Total off-balance sheet(2)	41,797	1,273	100	43,170
Total exposures	307,416	18,380	2,996	328,792

ECL
On-balance sheet
Retail Banking	100	350	218	668
–of which mortgages	15	130	132	277
Corporate & Commercial Banking	46	189	342	577
Corporate & Investment Banking	5	17	—	22
Corporate Centre	35	—	—	35
Total on-balance sheet	186	556	560	1,302
Off-balance sheet
Retail Banking	18	19	1	38
–of which mortgages	2	1	—	3
Corporate & Commercial Banking	8	10	8	26
Corporate & Investment Banking	4	7	—	11
Total off-balance sheet	30	36	9	75
Total ECL	216	592	569	1,377

	%	%	%	%
Coverage ratio(3)
On-balance sheet
Retail Banking	0.1	3.1	11.3	0.4
–of which mortgages	—	1.3	7.3	0.2
Corporate & Commercial Banking	0.4	3.4	35.6	3.3
Corporate & Investment Banking	0.2	8.6	—	0.8
Corporate Centre	—	—	—	—
Total on-balance sheet	0.1	3.3	19.3	0.5
Off-balance sheet
Retail Banking	0.1	7.4	2.4	0.1
–of which mortgages	—	1.2	—	—
Corporate & Commercial Banking	0.1	1.3	13.6	0.4
Corporate & Investment Banking	—	3.0	—	0.1
Total off-balance sheet	0.1	2.8	9.0	0.2
Total coverage	0.1	3.2	19.0	0.4
(1)Off-balance sheet exposures include £7.7bn of retail mortgage offers in the pipeline.
(2)Off-balance sheet amounts consist of contingent liabilities and commitments. For more, see Note 26 to the Condensed Consolidated Interim Financial Statements.
(3)ECL as a percentage of the related exposure.

22    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk
30 June 2021 compared to 31 December 2020
Key movements in exposures and ECL in the period by Stage were:
–The reduction in Stage 1 exposures was mainly from non-customer liquid assets led by cash, reverse repos and financial assets at fair value through OCI as part of the normal course of the business. This reduction was offset by growth from mortgage lending in H121. The reduction in ECL was mainly due to improved macroeconomic outlook as compared to that at year end 2020.
–Stage 2 exposures reduced on the back of a favourable macroeconomic outlook, improvement in arrears and other credit risk indicators. This has reduced accounts hitting the qualitative indicators for Stage 2, reduced PDs and moved accounts below SICR thresholds, thus curing them out of Stage 2.
–Stage 3 exposures remained broadly flat, with a small reduction in the undrawn exposures. However, there was a reduction in ECL mainly due to improved macroeconomic outlook, fewer accounts entering default and write-off utilisation.

Stage 2 analysis
The following table analyses our Stage 2 exposures and ECL by the reason the exposure is classified as Stage 2.

	Retail Banking			Other business segments			Total
	Exposure	ECL	Coverage	Exposure	ECL	Coverage	Exposure	ECL	Coverage
30 June 2021	£m	£m	%	£m	£m	%	£m	£m	%
PD deterioration	6,515	206	3.2	1,228	40	3.3	7,743	246	3.2
Forbearance	645	4	0.6	347	11	3.2	992	15	1.5
Other	886	23	2.6	1,053	57	5.4	1,939	80	4.1
30 DPD	723	54	7.5	254	1	0.4	977	55	5.6
Payment Holiday	1,096	27	2.5	—	—	—	1,096	27	2.5
High Risk Corporate	—	—	—	3,456	76	2.2	3,456	76	2.2
	9,865	314	3.2	6,338	185	2.9	16,203	499	3.1

31 December 2020
PD deterioration	7,840	259	3.3	2,160	40	1.9	10,000	299	3.0
Forbearance	612	3	0.5	155	5	3.2	767	8	1.0
Other	1,447	22	1.5	1,046	90	8.6	2,493	112	4.5
30 DPD	897	58	6.5	253	5	2.0	1,150	63	5.5
Payment Holiday	844	27	3.2	—	—	—	844	27	3.2
High Risk Corporate	—	—	—	3,126	83	2.7	3,126	83	2.7
	11,640	369	3.2	6,740	223	3.3	18,380	592	3.2

Where balances satisfy more than one of the criteria above for determining a SCIR, we have assigned the corresponding gross carrying amount and ECL in order of the categories presented.
The following table analyses our Stage 2 exposures and the related ECL by whether or not they are in a cure period at the balance sheet date.

	30 June 2021			31 December 2020
	Exposure	ECL	Coverage	Exposure	ECL	Coverage
	£m	£m	%	£m	£m	%
Stage 2 not in cure period	14,655	467	3.2	17,036	554	3.3
Stage 2 in cure period (for transfer to Stage 1)	1,548	32	2.1	1,344	38	2.8
	16,203	499	3.1	18,380	592	3.2

30 June 2021 compared to 31 December 2020
Credit performance was strong during H121. Arrears and other credit risk indicators improved. This reduced accounts hitting the qualitative indicators for Stage 2, reduced PDs, and moved accounts below the SICR thresholds, curing them out of Stage 2. The economic outlook also contributed to this, where GDP paths were revised upwards, further decreasing PDs and allowing accounts to exit out of Stage 2. Management took action to hold back some of the ECL releases as uncertainty about future performance remains, including updating the payment holiday PMA to move more accounts to Stage 2, introducing new PMAs across Retail Banking unsecured portfolios to move risky accounts to Stage 2, and undoing some of the improvements in credit risk indicators this year-to-date.
Coverage remained broadly stable due to the above mentioned PMAs and the model underestimation PMA that increased Stage 2 ECL.
The accounts in a cure period at 30 June 2021 increased compared to 31 December 2020, as more accounts offered payment holidays were held in Stage 2 and more corporate accounts cured.
We do not have any cure period criteria for exiting Stage 3.

Santander UK Group Holdings plc    23

2021 Half Yearly Financial Report | Risk review
Reconciliation of exposures, loss allowance and net carrying amounts
The table below shows the relationships between disclosures in this Credit risk review section which refer to drawn exposures and the associated ECL, and the total assets as presented in the Condensed Consolidated Balance Sheet.

	On-balance sheet			Off-balance sheet
	Exposures	Loss allowance	Net carrying amount	Exposures	Loss allowance
30 June 2021	£m	£m	£m	£m	£m
Retail Banking(2)	189,526	580	188,946	26,793	24
–of which mortgages(3)	173,437	247	173,190	13,075	3
Corporate & Commercial Banking	17,055	514	16,541	7,507	20
Corporate & Investment Banking	1,913	12	1,901	5,767	7
Corporate Centre	70,807	36	70,771	1,684	—
Total exposures presented in Credit Quality tables	279,301	1,142	278,159	41,751	51
Other items(1)			3,447
Adjusted net carrying amount			281,606
Assets classified at FVTPL			2,822
Non-financial assets			7,382
Total assets per the Condensed Consolidated Balance Sheet			291,810

31 December 2020
Retail Banking(2)	186,476	668	185,808	26,847	38
–of which mortgages(3)	169,801	277	169,524	13,276	3
Corporate & Commercial Banking	17,626	577	17,049	6,877	26
Corporate & Investment Banking	2,785	22	2,763	8,861	11
Corporate Centre	78,735	35	78,700	585	—
Total exposures presented in Credit Quality tables	285,622	1,302	284,320	43,170	75
Other items(1)			3,111
Adjusted net carrying amount			287,431
Assets classified at FVTPL			4,285
Non-financial assets			7,348
Total assets per the Condensed Consolidated Balance Sheet			299,064
(1)These assets mainly relate to loans as part of a joint venture agreement and the accrued interest on them. They carry low credit risk and therefore have an immaterial ECL.
(2)Off-balance sheet exposures include credit cards in addition to mortgages.
(3)Off-balance sheet exposures include offers in the pipeline and undrawn balances from flexible mortgage products.
24    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk
Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures, subject to ECL assessment, and the corresponding ECL, in the period. The table presents total gross carrying amounts and ECLs at a Santander UK group level. We present segmental views in the sections below.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	307,416	216	18,380	592	2,996	569	328,792	1,377
Transfers from Stage 1 to Stage 2(3)	(3,680)	(9)	3,680	9	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	4,961	140	(4,961)	(140)	—	—	—	—
Transfers to Stage 3(3)	(156)	(5)	(475)	(30)	631	35	—	—
Transfers from Stage 3(3)	10	1	287	23	(297)	(24)	—	—
Transfers of financial instruments	1,135	127	(1,469)	(138)	334	11	—	—
Net ECL remeasurement on stage transfer(4)	—	(122)	—	108	—	40	—	26
Change in economic scenarios(2)	—	(6)	—	(86)	—	(12)	—	(104)
New lending and assets purchased(5)	28,910	25	623	10	11	9	29,544	44
Redemptions, repayments and assets sold(7)	(34,938)	(29)	(1,781)	(54)	(285)	(31)	(37,004)	(114)
Changes in risk parameters and other movements(6)	(653)	(27)	450	67	70	15	(133)	55
Assets written off(7)	—	—	—	—	(147)	(91)	(147)	(91)
At 30 June 2021	301,870	184	16,203	499	2,979	510	321,052	1,193
Net movement in the period	(5,546)	(32)	(2,177)	(93)	(17)	(59)	(7,740)	(184)

ECL charge/(release) to the Income Statement		(32)		(93)		32		(93)
Less: Discount unwind		—		—		(6)		(6)
Less: Recoveries net of collection costs		—		—		22		22
ECL charge/(release) to the Income Statement from continued operations		(32)		(93)		48		(77)
Discontinued operations ECL adjustment		—		7		—		7
Total ECL charge/(release) to the Income Statement		(32)		(86)		48		(70)

At 1 January 2020	301,599	147	12,354	348	2,369	368	316,322	863
Transfers from Stage 1 to Stage 2(3)	(9,922)	(37)	9,922	37	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,161	80	(2,161)	(80)	—	—	—	—
Transfers to Stage 3(3)	(244)	(2)	(517)	(38)	761	40	—	—
Transfers from Stage 3(3)	5	0	246	17	(251)	(17)	—	—
Transfers of financial instruments	(8,000)	41	7,490	(64)	510	23	—	—
Net remeasurement of ECL on stage transfer(4)	—	(75)	—	222	—	83	—	230
Change in economic scenarios(2)	—	9	—	129	—	10	—	148
New lending and assets purchased(5)	31,045	21	693	26	63	17	31,801	64
Redemptions, repayments and assets sold(7)	(28,485)	(17)	(1,508)	(32)	(283)	(20)	(30,276)	(69)
Changes in risk parameters and other movements(6)	7,497	32	567	(42)	105	78	8,169	68
Assets written off (7)	—	—	—	—	(191)	(123)	(191)	(123)
At 30 June 2020	303,656	158	19,596	587	2,573	436	325,825	1,181
Net movement in the period	2,057	11	7,242	239	204	68	9,503	318

ECL charge/(release) to the Income Statement		11		239		191		441
Less: Discount unwind		—		—		(6)		(6)
Less: Recoveries net of collection costs		—		—		(59)		(59)
ECL charge/(release) to the Income Statement from continued operations		11		239		126		376
Discontinued operations ECL adjustment		(5)		(2)		(5)		(12)
Total ECL charge/(release) to the Income Statement		6		237		121		364
(1)Exposures that have attracted an ECL, and as reported in the Credit Quality table above.
(2)Changes to assumptions in the period. Isolates the impact on ECL from changes to the economic variables for each scenario, the scenarios themselves, and the probability weights from all other movements. Also includes the impact of quarterly revaluation of collateral. The impact of changes in economics on exposure Stage allocations are shown in Transfers of financial instruments.
(3)Total impact of facilities that moved Stage(s) in the period. This means, for example, that where risk parameter changes (model inputs) or model changes (methodology) result in a facility moving Stage, the full impact is reflected here (rather than in Other). Stage flow analysis only applies to facilities that existed at both the start and end of the period. Transfers between Stages are based on opening balances and ECL at the start of the period.
(4)Relates to the revaluation of ECL following the transfer of an exposure from one Stage to another.
(5)Exposures and ECL of facilities that did not exist at the start of the period but did at the end. Amounts in Stage 2 and 3 represent assets which deteriorated in the period after origination in Stage 1.
(6)Residual movements on existing facilities that did not change Stage in the period, and which were not acquired in the period. Includes the net increase or decrease in the period of cash at central banks, the impact of changes in risk parameters in the period, unwind of discount rates and increases in ECL requirements of accounts which ultimately were written off in the period.
(7)Exposures and ECL for facilities that existed at the start of the period but not at the end.

Santander UK Group Holdings plc    25

2021 Half Yearly Financial Report | Risk review
30 June 2021 compared to 31 December 2020
Underlying performance was strong during H121, with arrears reducing and improved macroeconomic forecasts resulting in the transfers of accounts from Stage 2 to Stage 1, lower transfers into Stage 3 and accounts curing out of Stage 3 following improved credit quality of the book. The reduction in ECL provisions was primarily driven by a favourable macroeconomic outlook, offset by actions taken in Residential Mortgages, Business Banking, Unsecured Lending to remediate the model underestimation risk in these portfolios.

Covid-19 support measures
A summary of the Covid-19 financial support measures that were in place at 30 June 2021 and 31 December 2020 is set out below:

	Customers supported	Breakdown of total PH granted				Outstanding PH
		Up to date after PH	Ongoing PH	New to arrears after PH ends	In arrears before PH
30 June 2021		%	%	%	%	£bn
Payment holidays (PH)(1)
Mortgages	256,000	96	—	2	2	0.1
Consumer (auto) finance(2)	58,000	90	—	6	4	<0.1
Unsecured Personal Loans (UPLs)	36,000	92	—	5	3	—
Credit Cards	34,000	86	—	11	3	—
Business and corporates	3,000	98	—	2	—	—

31 December 2020
Payment holidays (PH)(1)
Mortgages	251,000	88	8	2	2	2.5
Consumer (auto) finance(2)	54,000	77	11	8	4	0.1
Unsecured Personal Loans (UPLs)	34,000	77	13	4	6	<0.1
Credit Cards	32,000	76	12	8	4	<0.1
Business and corporates	2,500	98	2	—	—	0.1

	Number of customers	Loan balance	% of relevant loan book
30 June 2021		£bn	%
Government lending schemes
BBLS - 100% government guaranteed	153,000	3.9	19
CBILS	2,000	0.7	3
CLBILS	36	0.2	4

31 December 2020
Government lending schemes
BBLS - 100% government guaranteed	148,000	4.0	19
CBILS	2,000	0.4	2
CLBILS	30	0.2	3
(1)Retail balances are stock positions for customers supported and loans at period end date that have had, or currently have, PHs granted.
(2)Includes customers supported by PSA Finance UK Limited.
26    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk
RETAIL BANKING – CREDIT RISK REVIEW
RESIDENTIAL MORTGAGES
We offer mortgages to people who want to buy a property and offer additional borrowing (known as further advances) to existing mortgage customers. The property must be in the UK, except for a small number of loans in the Isle of Man and Jersey.

Borrower profile
In this table, ‘Home movers’ include both existing customers moving house and taking out a new mortgage with us, and customers who switch their mortgage to us when they move house. ‘Remortgagers’ are new customers who are taking a new mortgage with us.

	Stock				New business
	30 June 2021		31 December 2020		30 June 2021		30 June 2020
	£m	%	£m	%	£m	%	£m	%
Home movers	75,073	43	72,439	42	8,005	50	3,776	33
Remortgagers	50,175	29	51,796	31	2,977	18	4,277	37
First-time buyers	34,835	20	33,958	20	3,133	19	2,248	19
Buy-to-let	13,354	8	11,608	7	2,195	13	1,232	11
	173,437	100	169,801	100	16,310	100	11,533	100
As well as the new business in the table above, there were £14.7bn (H120: £17.4bn) of remortgages where we moved existing customers with maturing products onto new mortgages. We also provided £0.7bn (H120: £0.6bn) of further advances and flexible mortgage drawdowns.
30 June 2021 compared to 31 December 2020
The borrower profile of stock remained broadly unchanged. The new business borrower profile showed an increase in Home movers and a reduction in Remortgagers in H121, reflecting market conditions and in particular the increased demand for purchases driven by the temporarily reduced rates of Stamp Duty Land Tax. In H121, we helped first-time buyers purchase their new home with £3.1bn of gross lending (H120: £2.2bn).

Interest rate profile
The interest rate profile of our mortgage asset stock was:

	30 June 2021		31 December 2020
	£m	%	£m	%
Fixed rate	142,895	83	136,045	80
Variable rate	19,108	11	21,152	13
Standard Variable Rate (SVR)	9,116	5	10,682	6
Follow on Rate (FoR)	2,318	1	1,922	1
	173,437	100	169,801	100

30 June 2021 compared to 31 December 2020
In H121, we continued to see customers refinance from variable rate and SVR to fixed rate products influenced by low mortgage rates and the competitive mortgage market. Within fixed rate products, we saw an increase in the proportion of 5 year fixed rate mortgages in H121.

Geographical distribution
The geographical distribution of our mortgage asset stock was:

	Stock		New business
	30 June 2021	31 December 2020	30 June 2021	30 June 2020
Region	£bn	£bn	£bn	£bn
London	44.0	42.6	4.4	3.0
Midlands and East Anglia	23.5	22.9	2.3	1.6
North	23.2	23.1	1.9	1.5
Northern Ireland	3.1	3.1	0.1	0.1
Scotland	6.6	6.7	0.4	0.3
South East excluding London	54.9	53.6	5.5	3.8
South West, Wales and other	18.1	17.8	1.7	1.2
	173.4	169.8	16.3	11.5

Average loan size for new business			£'000	£'000
South East including London			303	273
Rest of the UK			179	154
UK as a whole			239	208

30 June 2021 compared to 31 December 2020
The geographical distribution of the portfolio continued to represent a broad footprint across the UK, whilst maintaining a concentration around London and the South East. The loan-to-income multiple of mortgage lending in the period, based on average earnings of new business at inception, was 3.38 (2020: 3.29).

Santander UK Group Holdings plc    27

2021 Half Yearly Financial Report | Risk review
Loan-to-value analysis
This table shows the LTV distribution for the gross carrying amount and the related ECL of our total mortgage portfolio and Stage 3 mortgages, as well as the LTV distribution for new business. We also show the collateral value and simple average LTV for our mortgage stock, Stage 3 stock and new business. We use our estimate of the property value at the balance sheet date. We include fees that have been added to the loan in the LTV calculation. For flexible products, we only include the drawn amount, not undrawn limits.

	30 June 2021					31 December 2020
	Stock		Stage 3		New	Stock		Stage 3		New
	Total	ECL	Total	ECL	Business	Total	ECL	Total	ECL	Business
LTV	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Up to 50%	74,843	35	898	9	2,767	74,620	28	858	11	4,180
>50-75%	73,505	74	659	28	7,406	69,771	90	633	36	10,088
>75-85%	19,733	36	135	15	3,940	18,508	41	125	19	5,858
>85-100%	4,685	36	89	17	2,165	6,165	44	93	22	4,781
>100%	671	69	83	37	32	737	77	90	44	46
	173,437	250	1,864	106	16,310	169,801	280	1,799	132	24,953
Collateral value of residential properties (1)	173,342		1,849		16,310	169,694		1,783		24,953

	%		%		%	%		%		%
Simple Average(2) LTV (indexed)	42		40		63	42		41		64
(1)Collateral value shown is limited to the balance of each related loan. Excludes the impact of over-collateralisation, where the collateral is higher than the loan. Includes collateral against loans in negative equity of £575m (2020: £629m).
(2)Total of all LTV% divided by the total of all accounts.
At 30 June 2021, the parts of loans in negative equity which were effectively uncollateralised before deducting loss allowances was £96m (2020: £107m).
In H121, the simple average LTV of mortgage total new lending in London was 61% (2020: 60%).
30 June 2021 compared to 31 December 2020
There were no significant changes in the quality of our collateral in H121. Despite the economic pressures from the Covid-19 pandemic, simple average LTV remained broadly flat over the period. We continue to monitor the LTV profile of new lending and take action as needed to ensure the LTV mix of completions is appropriate.

Credit performance

	30 June 2021	31 December 2020
	£m	£m
Mortgage loans and advances to customers of which:	173,437	169,801
–Stage 1	162,583	157,614
–Stage 2	8,990	10,388
–Stage 3	1,864	1,799
Loss allowances(3)	250	280

	%	%
Stage 1 ratio(1)	93.74	92.82
Stage 2 ratio(1)	5.18	6.12
Stage 3 ratio(2)	1.08	1.07
(1)Stage 1/Stage 2 exposures as a percentage of customer loans.
(2)Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
(3)The ECL allowance is for both on and off–balance sheet exposures.

28    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk
Movement in total exposures and the corresponding ECL
The following table shows changes in total on and off-balance sheet exposures subject to ECL assessment, and the corresponding ECL, for residential mortgages in the period. The footnotes to the Santander UK group level analysis on page 25 are also applicable to this table.

	Stage 1		Stage 2		Stage 3		Total
	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL	Exposures(1)	ECL
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	170,794	17	10,470	131	1,813	132	183,077	280
Transfers from Stage 1 to Stage 2(3)	(2,098)	(2)	2,098	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	2,803	19	(2,803)	(19)	—	—	—	—
Transfers to Stage 3(3)	(113)	(1)	(392)	(6)	505	7	—	—
Transfers from Stage 3(3)	2	—	251	10	(253)	(10)	—	—
Transfers of financial instruments	594	16	(846)	(13)	252	(3)	—	—
Net ECL remeasurement on stage transfer(4)	—	(17)	—	18	—	9	—	10
Change in economic scenarios(2)	—	(1)	—	(25)	—	(12)	—	(38)
New lending and assets purchased(5)	17,129	3	12	—	—	—	17,141	3
Redemptions, repayments and assets sold(7)	(12,591)	(2)	(674)	(5)	(185)	(9)	(13,450)	(16)
Changes in risk parameters and other movements(6)	(344)	(4)	89	27	11	(7)	(244)	16
Assets written off (7)	—	(1)	—	—	(12)	(4)	(12)	(5)
At 30 June 2021	175,582	11	9,051	133	1,879	106	186,512	250
Net movement in the period	4,788	(6)	(1,419)	2	66	(26)	3,435	(30)

Charge/(release) to the Income Statement		(5)		2		(22)		(25)
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		(2)		(2)
Total ECL charge/(release) to the Income Statement		(5)		2		(25)		(28)

At 1 January 2020	168,830	14	8,224	101	1,734	103	178,788	218
Transfers from Stage 1 to Stage 2(3)	(4,826)	(2)	4,826	2	—	—	—	—
Transfers from Stage 2 to Stage 1(3)	1,116	11	(1,116)	(11)	—	—	—	—
Transfers to Stage 3(3)	(102)	(1)	(381)	(9)	483	10	—	—
Transfers from Stage 3(3)	3	—	224	9	(227)	(9)	—	—
Transfers of financial instruments	(3,809)	8	3,553	(9)	256	1	—	—
Net ECL remeasurement on stage transfer(4)	—	(11)	—	56	—	6	—	51
Change in economic scenarios(2)	—	2	—	27	—	11	—	40
New lending and assets purchased(5)	12,129	2	52	2	—	—	12,181	4
Redemptions, repayments and assets sold(7)	(10,652)	(2)	(437)	(4)	(179)	(8)	(11,268)	(14)
Changes in risk parameters and other movements(6)	(2,410)	—	107	(9)	12	3	(2,291)	(6)
Assets written off (7)	—	—	—	—	(28)	(7)	(28)	(7)
At 30 June 2020	164,088	13	11,499	164	1,795	109	177,382	286
Net movement in the period	(4,742)	(1)	3,275	63	61	6	(1,406)	68

Charge/(release) to the Income Statement		(1)		63		13		75
Less: Discount unwind		—		—		(1)		(1)
Less: Recoveries net of collection costs		—		—		(1)		(1)
Total ECL charge/(release) to the Income Statement		(1)		63		11		73

Loan modifications
Forbearance and other loan modifications
At 30 June 2021, there were £1.5bn (2020: £1.5bn) of mortgages on the balance sheet that we had forborne. The majority of customers who have taken a payment holiday had no material impact on forbearance in H121. At 30 June 2021, there were £2.4bn (2020: £2.6bn) of other mortgages on the balance sheet that we had modified since January 2008.
Santander UK Group Holdings plc    29

2021 Half Yearly Financial Report | Risk review
RESIDENTIAL MORTGAGES – PORTFOLIOS OF PARTICULAR INTEREST
Credit performance

		Portfolio of particular interest(1)
	Total	Interest-only	Part interest-only, part repayment (2) (3)	Flexible(3)	LTV >100%	Buy-to-let	Other portfolio
30 June 2021	£m	£m	£m	£m	£m	£m	£m
Mortgage portfolio	173,437	39,817	13,732	9,203	671	13,354	115,959
–Stage 1	162,583	35,120	12,525	8,127	415	12,952	111,277
–Stage 2	8,990	3,860	961	843	173	364	3,957
–Stage 3	1,864	837	246	233	83	38	725
Stage 3 ratio(4)	1.08%	2.12%	1.79%	2.69%	12.40%	0.28%	0.63%
PIPs	3	2	1	1	2	—	1
Simple average LTV (indexed)	42%	45%	44%	25%	117%	60%	43%

31 December 2020
Mortgage portfolio	169,801	38,722	13,498	9,953	737	11,608	113,378
–Stage 1	157,614	33,609	12,118	8,731	426	11,180	108,003
–Stage 2	10,388	4,230	1,132	989	221	393	4,763
–Stage 3	1,799	883	248	233	90	35	612
Stage 3 ratio(4)	1.07%	2.30%	1.84%	2.48%	12.25%	0.30%	0.54%
PIPs	10	5	2	1	4	0	2
Simple average LTV (indexed)	42%	44%	44%	26%	117%	59%	43%
(1)Where a loan falls into more than one category, we include it in all the categories that apply. As a result, the sum of the mortgages in the segments of particular interest and the other portfolio does not agree to the total mortgage portfolio.
(2)Mortgage balance includes both the interest-only part of £10,178m (2020: £10,037m) and the non-interest-only part of the loan.
(3)Includes legacy Alliance & Leicester flexible loans that work in a more limited way than our current Flexi loan product.
(4)Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
30 June 2021 compared to 31 December 2020
–In H121, the combined total proportion of interest-only loans, part interest-only, part repayment loans and flexible loans reduced, reflecting our strategy to manage down our proportional exposure to these lending profiles.
–BTL mortgage balances increased £1.8bn to £13.4bn (2020: £11.6bn) driven by continued focus in growing this portfolio. In H121, the simple average LTV of mortgage total new BTL lending was 68% (2020: 65%).
30    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk
CONSUMER (AUTO) FINANCE AND OTHER UNSECURED LENDING
Credit performance

	Consumer (auto) finance	Other unsecured
		Personal loans	Credit cards	Overdrafts	Total other unsecured	Total
30 June 2021	£m	£m	£m	£m	£m	£m
Loans and advances to customers of which:	7,656	1,997	2,172	391	4,560	12,216
–Stage 1	7,339	1,875	1,937	272	4,084	11,423
–Stage 2	276	103	197	103	403	679
–Stage 3	41	19	38	16	73	114
Loss allowances(2)	93	66	129	43	238	331
Stage 3 undrawn exposures	—				27	27
Stage 3 ratio(1)	0.54%				2.18%	1.15%
Gross write offs	15				49	64

31 December 2020
Loans and advances to customers of which:	8,024	2,038	2,349	408	4,795	12,819
–Stage 1	7,587	1,881	1,975	253	4,109	11,696
–Stage 2	379	139	335	138	612	991
–Stage 3	58	18	39	17	74	132
Loss allowances(2)	118	80	158	61	299	417
Stage 3 undrawn exposures	—				27	27
Stage 3 ratio(1)	0.72%				2.09%	1.24%
Gross write-offs	25				129	154
(1)Total Stage 3 exposure as a percentage of loans and advances to customers plus undrawn Stage 3 exposures.
(2)The ECL allowance is for both on and off–balance sheet exposures.

30 June 2021 compared to 31 December 2020
We maintained our prudent Consumer (auto) finance underwriting criteria throughout the period. In Q4 2020 SCUK purchased a 50% share in a new joint venture, Volvo Car Financial Services UK Limited, and this entity commenced trading in wholesale finance facilities (stock finance) from January 2021 and retail finance from May 2021. We apply the equity method of accounting for this entity. In H121, we experienced a significant decrease in stock finance of £0.6bn due to the transfer of £390m of dealer lending to the new entity along with a further reduction of £160m as a result of low availability of new cars. The retail car finance market saw challenges in H121 mainly due to a one month closure at dealerships as a result of Covid-19 in Q121. It was also impacted in Q221 by an ongoing global semiconductor shortage which acted as a limiting factor on the supply of new vehicles. We monitor residuals on all types of vehicles, including diesel, petrol, hybrid and electric.
At 30 June 2021, Consumer (auto) finance balances decreased by £368m (5%), and represented 4% (2020: 4%) of total Retail Banking loans and 4% (2020: 4%) of total customer loans. Gross lending (new business) in H121 was £1,806m (H120: £1,240m). Wholesale loans (Stock finance) to car dealerships were approximately 11% of the Consumer loan book, a decrease of £814m since 31 December 2020. The average Consumer (auto) finance loan size was £16,497 (2020: £15,918).
The risk profile for Consumer (auto) finance remained stable in terms of our credit scoring acceptance policies. The risk profile improved in H121 with a reduction in both Stage 2 and Stage 3 balances. The overall risk performance was good with a majority of customers paying.
In H121, we transferred some other unsecured balances from Stage 2 to Stage 1 as a result of the improved macroeconomic outlook. Lower than expected new to arrear flows and Stage 3 accounts in default led to a reduction of ECL provisions over the period. The reduction in exposure further reduced the related ECL provisions.
BUSINESS BANKING
Credit performance

	30 June 2021	31 December 2020
	£m	£m
Loans and advances to customers of which:	3,873	3,855
–Stage 1	3,826	3,845
–Stage 2	44	6
–Stage 3	3	4
Loss allowances(2)	22	9
Stage 3 undrawn exposures	—	—
Stage 3 ratio(1)	0.10%	0.10%
Gross write offs	3	12
(1)Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.
(2)The ECL allowance is for both on and off–balance sheet exposures.
30 June 2021 compared to 31 December 2020
Business banking balances remained stable over the period. Loss allowances remained low because BBLs are 100% guaranteed by the UK Government. The slight increase in loss allowances was mainly due to the potential debt burden risk of unsecured lending to our SME customers who also took a BBL.
Santander UK Group Holdings plc    31

2021 Half Yearly Financial Report | Risk review
OTHER BUSINESS SEGMENTS – CREDIT RISK REVIEW
Rating distribution
These tables show our credit risk exposure according to our internal rating scale (see ‘Credit quality’ in the ‘Santander UK group level – credit risk review’ section) for each portfolio. On this scale, the higher the rating, the better the quality of the counterparty.

	Santander UK risk grade
	9	8	7	6	5	4	3 to 1	Other(1)	Total
30 June 2021	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	37	3,104	3,786	3,043	4,574	5,903	3,294	858	24,599
Corporate & Investment Banking	231	1,228	3,252	2,789	1,037	142	65	—	8,744
Corporate Centre	50,006	4,293	1,762	46	—	—	—	477	56,584
Total	50,274	8,625	8,800	5,878	5,611	6,045	3,359	1,335	89,927
Of which:
Stage 1	50,274	8,267	8,418	5,518	4,761	3,746	495	1,159	82,638
Stage 2	—	358	382	360	850	2,299	1,911	176	6,336
Stage 3	—	—	—	—	—	—	953	—	953

31 December 2020
Corporate & Commercial Banking	112	3,099	3,687	2,854	3,516	7,204	3,274	937	24,683
Corporate & Investment Banking	541	2,270	3,906	3,905	1,529	157	81	—	12,389
Corporate Centre	52,534	5,628	2,052	47	—	—	—	431	60,692
Total	53,187	10,997	9,645	6,806	5,045	7,361	3,355	1,368	97,764
Of which:
Stage 1	53,187	10,914	9,584	6,541	4,136	4,029	431	1,183	90,005
Stage 2	—	83	61	265	909	3,332	1,904	185	6,739
Stage 3	—	—	—	—	—	—	1,020	—	1,020
(1)Smaller exposures mainly in the commercial mortgage portfolio. We use scorecards for them, instead of a rating model.

30 June 2021 compared to 31 December 2020
In Corporate & Commercial Banking, committed exposure reduced marginally by 0.3% with Covid-19 related lending in SME and mid Corporate offset by redemptions in the CRE portfolio. Our CRE portfolio decreased by 6% as we continue to manage our exposure in line with proactive risk management policies. The rating distribution improved slightly, particularly in the CRE and SME and mid Corporate portfolios following improvements in the credit quality of a number of names initially downgraded as a result of Covid-19.
In Corporate & Investment Banking, committed exposures decreased by 29% mainly due to exposures in our Large Corporate portfolio being refinanced into Banco Santander London Branch as part of the agreed strategy to transfer the whole portfolio. This exercise impacted on the rating distribution as the rating profile of those exposures refinanced in the period was slightly higher than the residual portfolio. There was limited demand for Covid-19 related funding as the majority of CIB customers had access to equity and debt markets and the Covid Corporate Financing Facility.
In Corporate Centre, committed exposures decreased by 7% mainly driven by UK Sovereign and Supranational exposures which decreased by 6%. The portfolio profile remained short-term, reflecting the purpose of the holdings. Social Housing exposures reduced by 8% and Legacy Portfolios in run-off reduced by 77%, driven by deals not refinancing at maturity.
Geographical distribution
We typically classify geographical location according to the counterparty’s country of domicile unless a full risk transfer guarantee is in place, in which case we use the guarantor’s country of domicile instead.

	30 June 2021					31 December 2020
	UK	Europe	US	Rest of World	Total	UK	Europe	US	Rest of World	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	24,553	45	—	1	24,599	24,635	47	—	1	24,683
Corporate & Investment Banking	7,777	555	162	250	8,744	10,493	1,491	131	274	12,389
Corporate Centre	51,054	2,113	485	2,932	56,584	52,773	2,680	855	4,384	60,692

32    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Credit risk
Credit performance
We monitor exposures that show potentially higher risk characteristics using our Watchlist process. The table below shows the exposures we monitor, and those we classify as Stage 3 by portfolio at 30 June 2021 and 31 December 2020.

30 June 2021	Committed exposure
		Watchlist
	Fully performing	Enhanced monitoring	Proactive management	Stage 3	Total (1)	Loss allowances
	£m	£m	£m	£m	£m	£m
Corporate & Commercial Banking	19,973	679	2,994	953	24,599	534
Corporate & Investment Banking	7,905	167	672	—	8,744	19
Corporate Centre	56,515	—	69	—	56,584	36
Total loss allowances						589

31 December 2020
Corporate & Commercial Banking	20,047	573	3,043	1,020	24,683	603
Corporate & Investment Banking	10,877	252	1,260	—	12,389	33
Corporate Centre	60,623	69	—	—	60,692	35
Total loss allowances						671
(1)Includes committed facilities and derivatives.
30 June 2021 compared to 31 December 2020
In Corporate & Commercial Banking, exposures subject to enhanced monitoring increased by 18%. This was mainly in SME and mid Corporate. Accommodation and food service activities have been particularly heavily impacted by Covid-19 despite the measures taken by the UK Government to support industries through the pandemic. Exposures subject to proactive monitoring decreased by 1.6%. This was mainly in the CRE portfolio following the upgrade of a number of names initially downgraded as a result of Covid-19 but which have since stabilised.
In Corporate & Investment Banking, Large Corporate exposures subject to enhanced monitoring have reduced by 34% while exposures subject to proactive management have almost halved. This was driven by exposures being refinanced into Banco Santander London Branch as part of the agreed strategy, as well as the upgrade of a number of names initially downgraded as a result of Covid-19 who have since stabilised their position. In Financial Institutions, there are no exposures subject to enhanced or proactive monitoring. There are no Stage 3 exposures in CIB.
Across the non-retail portfolios, loan loss allowances decreased by £82m (12%). This reflected the improved economic assumptions and scenario weights applied to the ECL model as the economy emerges from lockdown. We also reclassified staging for some corporate loans as they emerged from lockdown. We saw provision releases as well as the reversal of a provision held against a large single name exposure in CIB upon a successful restructuring.
PORTFOLIOS OF PARTICULAR INTEREST
Commercial Real Estate
In H121, our CRE portfolio decreased by 7%. Exposures subject to Proactive monitoring decreased from 11% at 31 December 2020 to 8% at 30 June 2021 following the upgrade of a number of names initially downgraded as a result of Covid-19 but which have since stabilised. LTVs in this portfolio are conservative with almost three quarters of the total CRE portfolio having an LTV below 50%, following planned deleveraging of the portfolio in recent years.
Santander UK Group Holdings plc    33

2021 Half Yearly Financial Report | Risk review
Market risk

Overview
Market risk comprises banking market risk and trading market risk.
Market risk management
In H121, there were no significant changes in the way we manage market risk as described in the 2020 Annual Report.
Market risk review
In this section, we analyse our key banking and trading market risk metrics.

Key metrics
Santander UK plc group Net Interest Margin (NIM) sensitivity to +50bps was £219m and to ‑50bps was £(237)m (2020: £225m and £(15)m)
SFS NIM sensitivity to +50bps was £7m and to -50bps was £(8)m (2020: £6m and £(1)m)
Santander UK plc group Economic Value of Equity (EVE) sensitivity to +50bps was £280m and to ‑50bps was £(490)m (2020: £367m and £(585)m)
SFS EVE sensitivity to +50bps was £(2)m and to -50bps was £(4)m (2020: £(4)m and £(7)m)

BANKING MARKET RISK REVIEW
Interest rate risk
Yield curve risk
The table below shows how our base case income and valuation would be affected by a 50 basis point parallel shift (both up and down) applied instantaneously to the yield curve at 30 June 2021 and 31 December 2020 for the Santander UK plc group and SFS. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable. 50 basis points is the stress we typically focus on for banking market risk controls, although we also monitor sensitivities to other parallel and non-parallel shifts as well as scenarios.

	Santander UK plc group
	30 June 2021		31 December 2020
	+50bps	-50bps	+50bps	-50bps
	£m	£m	£m	£m
NIM sensitivity	219	(237)	225	(15)
EVE sensitivity	280	(490)	367	(585)

	SFS
NIM sensitivity	7	(8)	6	(1)
EVE sensitivity	(2)	(4)	(4)	(7)
.
30 June 2021 compared to 31 December 2020
Each year, we periodically review our risk models and metrics including underlying modelling assumptions to ensure they continue to reflect the risks inherent in the current low rate environment and incorporate regulatory expectations. The adverse movement in Santander UK plc group NIM sensitivities in H121 was largely driven by these changes in modelling assumptions used for risk measurement purposes.
These assumption changes also contributed to the movement in Santander UK plc group EVE sensitivities in H121 but was largely offset by less margin compression risk as a result of higher levels of the yield curve over the longer time horizon considered under the EVE metric.
TRADING MARKET RISK REVIEW
30 June 2021 compared to 31 December 2020
In H121, there were no significant changes to our trading market risk exposures in the Santander UK plc group. We are only exposed to a small amount of trading market risk. This is from permitted products sold to permitted customers, offset by permitted market risk hedges.
The Internal VaR for exposure to trading market risk in H121 was less than £1m (2020: less than £1m).
34    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Liquidity risk
Liquidity risk

Overview
Liquidity risk is the risk that, while still being solvent, we do not have the liquid financial resources to meet our obligations when they fall due, or we can only obtain them at high cost.
Liquidity risk management
In H121, there were no significant changes in the way we manage liquidity risk as described in the 2020 Annual Report.
Liquidity risk review
In this section, we analyse our key liquidity metrics, including our Liquidity Coverage Ratio (LCR), our Liquidity Risk Appetite (LRA) and our wholesale funding. We also provide information on asset encumbrance.
Key metrics RFB DoLSub LCR of 144% (2020: 150%) Wholesale funding with maturity <1 year £17.0bn (2020: £21.1bn) RFB DoLSub LCR eligible liquidity pool carrying value of £47.0bn (2020: £51.5bn)
LIQUIDITY RISK REVIEW
Liquidity Coverage Ratio
This table shows our LCR and LRA at 30 June 2021 and 31 December 2020. We also show the SFS LCR and LRA separately, as we monitor and manage liquidity risk for SFS separately. The LRA data reflect the stress testing methodology in place at that time.

	RFB DoLSub LCR(1)		RFB LRA(2)
	30 June 2021	31 December 2020	30 June 2021	31 December 2020
	£bn	£bn	£bn	£bn
Eligible liquidity pool (liquidity value)(3)	46.8	51.2	47.0	47.2
Net stress outflows	(32.5)	(34.1)	(34.6)	(34.4)
Surplus	14.3	17.1	12.4	12.8
Eligible liquidity pool as a percentage of anticipated net cash flows	144%	150%	136%	137%

	SFS LRA		SFS LRA
Eligible liquidity pool (liquidity value)	2.5	2.8	2.4	2.8
Net stress outflows	(1.2)	(1.7)	(1.3)	(1.7)
Surplus	1.3	1.1	1.1	1.1
Eligible liquidity pool as a percentage of anticipated net cash flows	199%	165%	194%	168%
(1)The RFB LCR was 146% (2020:152%).
(2)The LRA is calculated for the Santander UK plc group (the RFB Group) and is a three-month Santander UK specific requirement.
(3)The liquidity value is calculated as applying an applicable haircut to the carrying value.

	RFB DoLSub LCR
	30 June 2021	31 December 2020
	£bn	£bn
Eligible liquidity pool (carrying value)	47.0	51.5

30 June 2021 compared to 31 December 2020
The RFB DoLSub LCR of 144% reduced from 150% at the year-end, but remains significantly above regulatory requirements.
We remain in a strong liquidity position and Covid-19 did not trigger a liquidity stress.
Santander UK Group Holdings plc    35

2021 Half Yearly Financial Report | Risk review
FUNDING RISK REVIEW
Our funding strategy continues to be based on maintaining a conservatively structured balance sheet and diverse sources of funding to meet the needs of our business strategy and plans. The CFO Division maintains a funding plan and ensures it is compliant with the LRA and regulatory liquidity and capital requirements.

Maturity profile of wholesale funding
This table shows our main sources of wholesale funding. It does not include securities finance agreements. The table is based on exchange rates at issue and scheduled repayments and call dates. It does not reflect the final contractual maturity of the funding.

	≤ 1 month	>1 and ≤ 3 months	>3 and ≤ 6 months	>6 and ≤ 9 months	>9 and ≤ 12 months	Sub-total ≤ 1 year	>1 and ≤ 2 years	>2 and ≤ 5 years	>5 years	Total
30 June 2021	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc(1)
Senior unsecured – public benchmark	—	1.1	—	0.7	0.4	2.2	1.4	5.7	1.3	10.6
–privately placed	—	—	—	—	—	—	—	—	0.1	0.1
Subordinated liabilities and equity (incl. AT1)	—	—	—	—	0.8	0.8	—	1.9	0.3	3.0
	—	1.1	—	0.7	1.2	3.0	1.4	7.6	1.7	13.7
Santander UK plc
Deposits by banks	—	0.2	—	—	—	0.2	—	—	—	0.2
Certificates of deposit and commercial paper	1.2	3.6	0.4	0.3	—	5.5	—	—	—	5.5
Senior unsecured – public benchmark	—	—	0.8	0.6	—	1.4	0.3	1.1	0.3	3.1
–privately placed	—	—	0.1	—	—	0.1	—	0.3	0.2	0.6
Covered bonds	—	1.7	—	—	0.7	2.4	1.9	6.4	3.4	14.1
Securitisation & structured issuance(2)	0.2	—	—	0.2	0.1	0.5	0.2	0.2	—	0.9
Term Funding Scheme (TFS)	—	1.0	—	2.3	—	3.3	—	—	—	3.3
TFSME	—	—	—	—	—	—	—	15.2	—	15.2
Subordinated liabilities	—	—	—	—	—	—	—	0.7	0.9	1.6
	1.4	6.5	1.3	3.4	0.8	13.4	2.4	23.9	4.8	44.5
Other group entities
Securitisation & structured issuance(3)	0.1	0.1	0.2	0.1	0.1	0.6	0.3	0.2	—	1.1

Total at 30 June 2021	1.5	7.7	1.5	4.2	2.1	17.0	4.1	31.7	6.5	59.3
Of which: –Secured	0.3	2.8	0.2	2.6	0.9	6.8	2.4	22.0	3.4	34.6
–Unsecured	1.2	4.9	1.3	1.6	1.2	10.2	1.7	9.7	3.1	24.7

31 December 2020
Total at 31 December 2020	2.2	5.6	8.0	4.1	1.2	21.1	7.9	28.3	8.4	65.7
Of which:
–Secured	0.4	1.6	5.2	3.0	0.2	10.4	5.3	18.6	4.4	38.7
–Unsecured	1.8	4.0	2.8	1.1	1.0	10.7	2.6	9.7	4.0	27.0
(1)95% of Senior Unsecured debt issued from Santander UK Group Holdings plc has been downstreamed to Santander UK plc as ‘secondary non-preferential debt’ in line with the guidelines from the Bank of England for Internal MREL.
(2)Includes funding from mortgage-backed securitisation vehicles where Santander UK plc is the asset originator.
(3)Includes funding from asset-backed securitisation vehicles where entities other than Santander UK plc are the asset originator.
36    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Liquidity risk
Term issuance
In H121, our external term issuance (sterling equivalent) was:

	Sterling	US Dollar	Euro	Other	Total H121	Total H120
	£bn	£bn	£bn	£bn	£bn	£bn
Santander UK Group Holdings plc
Senior unsecured – public benchmark	—	2.1	—	—	2.1	0.6
Subordinated debt and equity (inc. AT1)	0.5	—	—	—	0.5	—
	0.5	2.1	—	—	2.6	0.6
Santander UK plc
Covered bonds	—	—	—	—	—	3.0
Senior unsecured – public benchmark	—	—	—	—	—	1.0
–privately placed	0.1	—	—	—	0.1	—
TFSME	3.5	—	—	—	3.5	—
	3.6	—	—	—	3.6	4.0
Other group entities
Securitisations						—
Total gross issuances	4.1	2.1	—	—	6.2	4.6

We issued £2.1bn of MREL eligible senior unsecured securities and repaid £3.0bn of TFS, leaving £3.3bn outstanding and drew £3.5bn of TFSME, with £15.2bn outstanding. Wholesale funding costs improved in H121 with buy backs and debt maturities being refinanced at lower cost, this is expected to continue in H221.

Encumbrance
Encumbrance of customer loans and advances
We have issued prime retail mortgage-backed and other asset-backed securitised products to a diverse investor base through our mortgage-backed and other asset-backed funding programmes.
We have raised funding with mortgage-backed notes, both issued to third parties and retained – the latter being central bank eligible collateral for funding purposes in other Bank of England facilities. We also have a covered bond programme, under which we issue securities to investors secured by a pool of residential mortgages.
For more on how we have issued notes from our secured programmes externally and also retained them, and what we have used them for, see Notes 14 and 26 to the Consolidated Financial Statements in the 2020 Annual Report.

30 June 2021 compared to 31 December 2020
Our level of encumbrance from external and internal issuance of mortgage securitisations and covered bonds decreased in H121 to £23.7bn (2020: £31.8bn). For more information, see Note 11 to the Condensed Consolidated Interim Financial Statements.
Santander UK Group Holdings plc    37

2021 Half Yearly Financial Report | Risk review
Capital risk

Overview
Capital risk is the risk that we do not have an adequate amount or quality of capital to meet our internal business needs, regulatory requirements and market expectations.
Capital risk management
In H121, there were no significant changes in the way we manage capital risk as described in the 2020 Annual Report.
Capital risk review
In this section, we analyse our capital resources and key capital ratios including our leverage and RWAs.
Key metrics CET1 capital ratio of 15.5% (2020: 15.2%) Total qualifying regulatory capital decreased to £15.3bn (2020: £15.4bn) UK leverage ratio of 5.2% (2020: 5.1%)
CAPITAL RISK REVIEW

Meeting evolving capital requirements
We target a CET1 management buffer of sufficient size to absorb volatility in CET1 deductions, capital supply and capital demand whilst remaining above the regulatory CET1 requirement. Distribution restrictions would be expected to be applied if we were unable to meet both our minimum requirement, which consists of the Pillar 1 minimum plus Pillar 2A, the CRD IV buffers consisting of the Capital Conservation Buffer (CCB), the Countercyclical Capital Buffer (CCyB), and from 28 December 2020 the Other Systemically Important Institutions Buffer (O-SII) at the level of the RFB Group.

Headroom of our CET1 capital ratio to our current MDA trigger level at 30 June 2021
At 30 June 2021, the headroom of our CET1 capital ratio of 15.5% to our 7% AT1 permanent write down (PWD) securities trigger was 8.5% of total RWAs or £6.2bn (2020: 8.2% of total RWAs or £6.0bn).
The headroom of our CET1 capital ratio to our current maximum distributable amount (MDA) trigger level at 30 June 2021 was:

Current MDA
%
Pillar 1	4.5
Pillar 2A(1)	2.8
CCB	2.5
Current MDA trigger	9.8
Headroom to current MDA	5.7
Total CET1 capital ratio	15.5
(1)    Santander UK’s Pillar 2 requirement was 4.9% at 30 June 2021, Pillar 2A guidance is a point in time assessment.

MREL recapitalisation
To date, we have issued £9.6bn of MREL compliant senior unsecured bonds.
Our forward-looking MREL recapitalisation plan assumes the Pillar 2A requirement remains at 4.9% and is calculated using RWA, leverage exposures and exchange rates at 30 June 2021. Based on this set of assumptions, our MREL requirements are driven by leverage. Santander UK’s indicative MREL requirements including combined buffer requirements is currently circa £22bn from 1 January 2022. Assuming the current 2022 regulatory MREL requirements and we remain CRR leverage constrained, we currently have a £1.8bn excess of MREL requirement. Should the PRA leverage review be incorporated into future MREL requirements, we would then become RWA constrained resulting in a circa £1.5bn lower MREL requirement.
In addition to meeting our minimum requirement, we intend to have an MREL recapitalisation management buffer in excess of the value of Santander UK Group Holdings plc senior unsecured securities that are due to become MREL ineligible over the following six months.

Key capital ratios

	Santander UK Group Holdings plc		Santander UK plc
	30 June 2021	31 December 2020	30 June 2021	31 December 2020
	%	%	%	%
CET1 capital ratio	15.5	15.2	15.8	15.4
AT1	3.0	3.1	2.7	2.7
Grandfathered Tier 1	0.2	0.3	0.2	0.4
Tier 2	2.3	2.5	2.3	2.7
Total capital ratio	21.0	21.1	21.0	21.2
The total subordination available to Santander UK plc bondholders was 21.0% (2020:21.2%) of RWAs.
Return on assets - profit after tax divided by average total assets was 0.19% (2020: 0.15%).

38    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Capital risk

30 June 2021 compared to 31 December 2020
CET1 capital ratio increased 30bps to 15.5%, with capital accretion through retained profits, RWA management and market driven improvements in the defined benefit pensions scheme.
CET1 capital ratio includes a benefit of circa 30bps and UK leverage ratio circa 8bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets. The PRA have outlined in Policy Statement PS17/21 on the Implementation of Basel Standards that this treatment will fall away at the start of 2022 and software assets will instead be fully deducted from CET1 capital from that date.
Total capital ratio reduced by circa 10bps to 21.0%, reflecting the reduction in AT1 securities in issue and the increased effect from January 2021 of the CRD IV Grandfathering Cap rules that reduce the recognition of grandfathered capital instruments issued by Santander UK plc.

Regulatory capital resources
This table shows our qualifying regulatory capital:

	30 June 2021	31 December 2020
	£m	£m
CET1 capital instruments and reserves:
–Capital instruments	7,060	7,060
–Retained earnings	6,990	6,030
–Accumulated other reserves and non-controlling interests	490	679
CET1 capital before regulatory adjustments	14,540	13,769
CET1 regulatory adjustments:
–Additional value adjustments	(23)	(21)
–Goodwill (net of tax)	(1,134)	(1,150)
–Other intangibles	(163)	(199)
–Fair value reserves related to gains or losses on cash flow hedges	(284)	(486)
–Negative amounts resulting from the calculation of regulatory expected loss amounts	(441)	(368)
–Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(1)	(6)
–Deferred tax assets that rely on future profitability excluding timing differences	(8)	(9)
–Defined benefit pension fund assets	(726)	(364)
–Dividend accrual	(294)	(18)
–IFRS 9 Transitional Adjustment	5	73
–Deductions for non-controlling interests	(179)	(162)
CET1 capital	11,292	11,059
AT1 capital instruments:
–Capital instruments	2,191	2,241
–Amount of qualifying items subject to phase out from AT1	163	324
–Regulatory deductions for instruments issued by subsidiary undertakings	(46)	(93)
AT1 capital	2,308	2,472
Tier 1 capital	13,600	13,531
Tier 2 capital instruments:
–Capital instruments	1,987	2,076
–Amount of qualifying items subject to phase out from Tier 2	341	352
–Regulatory deductions for instruments issued by subsidiary undertakings or subject to CRDIV amortisation and repurchases	(630)	(571)
Tier 2 capital	1,698	1,857
Total regulatory capital	15,298	15,388

30 June 2021 compared to 31 December 2020
We remain strongly capitalised and Covid-19 did not trigger a capital stress.
Following the announcement from the PRA on 13 July 2021, regarding the return to normalised shareholder distribution framework, we paid a half year ordinary share dividend to our parent in July 2021.
Santander UK Group Holdings plc    39

2021 Half Yearly Financial Report | Risk review
Movements in regulatory capital:

	CET1 capital	AT1 capital	Tier 2 capital	Total
	£m	£m	£m	£m
At 1 January 2021	11,059	2,472	1,857	15,388
–Retained earnings	960	—	—	960
–Other reserves and non-controlling interests	(189)	—	—	(189)
–Additional value adjustments	(2)	—	—	(2)
–Goodwill (net of tax)	16	—	—	16
–Other intangibles	36	—	—	36
–Fair value reserves related to gains and losses on cash flow hedges	202	—	—	202
–Negative amounts resulting from the calculation of regulatory expected loss amounts	(73)	—	—	(73)
–Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	5	—	—	5
–Deferred tax assets that rely on future profitability excluding timing differences	1	—	—	1
–Defined benefit pension fund assets	(362)	—	—	(362)
–Dividend accrual	(276)	—	—	(276)
–Deductions for non-controlling interests	(17)	—	—	(17)
–Capital instruments	—	(50)	(89)	(139)
–IFRS 9 Transitional Adjustment	(68)	—	—	(68)
–Amount of qualifying items subject to phase out from AT1	—	(161)	—	(161)
–Amount of qualifying items subject to phase out from Tier 2	—	—	(11)	(11)
- Deductions for instruments issued by subsidiary undertakings or subject to CRD IV amortisation	—	47	(59)	(12)
At 30 June 2021	11,292	2,308	1,698	15,298

Risk-weighted assets
The tables below are consistent with our regulatory filings for 30 June 2021 and 31 December 2020.

	30 June 2021	31 December 2020
RWAs by risk	£bn	£bn
Credit risk	64.8	64.8
Counterparty risk	1.0	1.1
Market risk	0.2	0.2
Operational risk	6.8	6.8
	72.8	72.9

	30 June 2021	31 December 2020
RWAs by segment	£bn	£bn
Retail Banking	50.6	49.5
Corporate & Commercial Banking	12.8	13.3
Corporate & Investment Banking	3.1	3.8
Corporate Centre	6.3	6.3
	72.8	72.9

Movements in RWAs by risk:

	Credit/ counterparty risk	Market risk	Operational risk	Total
	£bn	£bn	£bn	£bn
At 1 January 2021	65.9	0.2	6.8	72.9
Asset size	(0.8)	—	—	(0.8)
Asset quality	0.7	—	—	0.7
At 30 June 2021	65.8	0.2	6.8	72.8

40    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Capital risk
Regulatory leverage

	30 June 2021	31 December 2020
	£m	£m
Regulatory exposure	254,659	259,044
End-point Tier 1 capital(1)	13,362	13,164
UK leverage ratio	5.2%	5.1%
BBLS lending excluded from leverage exposure	(3,990)	(3,986)
(1)    Includes deductions and AT1 adjustment permitted under the recommendation from the Financial Policy Committee on 25 July 2016.
Under the PRA rules, we adjust our total assets per the Condensed Consolidated Balance Sheet to calculate our regulatory exposure for leverage purposes. We do this as follows:

	30 June 2021	31 December 2020
	£m	£m
Total assets per the Condensed Consolidated Balance Sheet	291,810	299,064
Derivatives netting and potential future exposure	(527)	(1,521)
Securities financing current exposure add-on	442	767
Removal of IFRS netting	1,086	1,144
Removal of qualifying central bank claims	(45,012)	(47,537)
Commitments calculated in accordance with Basel Committee Leverage Framework	8,241	8,114
CET1 regulatory adjustments	(1,381)	(987)
	254,659	259,044

30 June 2021 compared to 31 December 2020
The UK leverage ratio improved by 10bps, from year end through active management of leverage exposures, specifically through the management of the liquid asset buffer.

Distributable items
Distributable items are equivalent to distributable profits under the UK Companies Act 2006. The distributable items of Santander UK Group Holdings plc under CRD IV at 30 June 2021 and 31 December 2020, and movements in the period, were as follows:

	30 June 2021	31 December 2020
	£m	£m
At 1 January	4,252	4,262
Dividends approved:
–AT1 Capital Securities	(73)	(147)
–Tax on above item	10	28
–Ordinary shares	—	(103)
Dividends receivable:
–Investment in AT1 Capital Securities	66	131
–Tax on above item	(13)	(25)
–Investment in ordinary shares of subsidiary	—	129
Other income statement items (Company)	3	(23)
At period end	4,245	4,252
Santander UK Group Holdings plc    41

2021 Half Yearly Financial Report| Risk review
Pension risk

Overview
Pension risk is the risk caused by our statutory contractual or other liabilities with respect to a pension scheme (whether set up for our employees or those of a related company or otherwise). It also refers to the risk that we will need to make payments or other contributions with respect to a pension scheme due to some other reason.
Pension risk management
In H121, there were no significant changes in the way we manage pension risk as described in the 2020 Annual Report.
Pension risk review
In this section, we provide an update on key movements in pension risk profile in H121.

Key metrics Funding Deficit at Risk was £1,195m (2020: £1,280m) Funded defined benefit pension scheme accounting surplus was £971m (2020: £135m)
PENSION RISK REVIEW
30 June 2021 compared to 31 December 2020
Interest and inflation hedging increased in H121 as part of the long-term goal to reduce the risk of the Santander (UK) Group Pension Scheme (the Scheme). The Scheme also entered into a circa £5bn longevity swap in March 2021, which covers approximately 40% of Scheme liabilities and materially reduces longevity risk.
Risk monitoring and measurement
Our main focus is to ensure the Scheme achieves the right balance between risk and reward whilst minimising the impact on our capital and financial position. At 30 June 2021, the Funding Deficit at Risk decreased to £1,195m (2020: £1,280m), mainly due to interest rate and inflation hedging, and the annual update to scenarios used for risk measurement where severe asset stresses reduced and interest rate stresses increased to reflect a review of likely economic conditions. Our long-term objective is to reduce the risk of the Scheme and eliminate the deficit on the funding basis. On the funding basis, the interest rate hedging ratio was 93% (2020: 81%) and the inflation hedging ratio was 90% (2020: 79%) at 30 June 2021.
We also monitor the potential impact from variations in the IAS 19 position on CET1 capital. The negative impact on CET1 capital decreased in H121. For more on the impact of our defined benefit schemes on capital, see the ‘Capital risk’ section.
Accounting position
The accounting position improved over H121. The Scheme sections in surplus had an aggregate surplus of £1,084m at 30 June 2021 (2020: £496m) while the sections in deficit had an aggregate deficit of £113m (2020: £361m). The overall funded position was a £971m surplus (2020: £135m surplus). There were also unfunded Scheme liabilities of £39m at 30 June 2021 (2020: £42m). The improvement in the overall position was mainly driven by an increase in the discount rate and increases in the value of growth assets over the period.
There remains considerable market uncertainty and while the actions highlighted above mitigate some of the impact of market movements in yields, our position could change materially over a short period.
For more on our pension schemes, including the current asset allocation and our accounting assumptions, see Note 25 to the Condensed Consolidated Interim Financial Statements.
42    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Conduct and regulatory risk
Conduct and regulatory risk

Overview
We manage the conduct and non-financial regulatory risk types in one framework. We do this to reflect their similarities.
Conduct and regulatory risk management
In H121, there were no significant changes in the way we manage conduct and regulatory risk as described in the 2020 Annual Report.
Conduct and regulatory risk review
In this section, we provide an update on key movements in conduct and regulatory risk profile in H121.
Key metrics PPI provision was £37m (2020: £76m) Other conduct provision was £8m (2020: £8m)
CONDUCT AND REGULATORY RISK REVIEW
30 June 2021 compared to 31 December 2020
In H121, to ensure we fully considered customer and conduct impacts across our business, we continued to maintain a strong focus on robust oversight and control of the full customer journey.
In H121, we continued to build on our progress in 2020 and remained vigilant in taking a customer-focused approach in developing strategy, products and policies that support fair customer outcomes and market integrity, in particular within the context of regulator and government driven Covid-19 initiatives. These have all been deployed at a fast pace, with systems and controls in place to enable and increase our working from home capability, whilst continuing to provide critical services to our customers. As part of this, we:
–Assessed the views and new policy areas in the FCA’s 2020/21 Business Plan. Most of the measures and initiatives aim to ensure financial services firms give customers the support they need during and post the Covid-19 pandemic. This remains a focus by the FCA on its key priorities against other work driven by Covid-19. We have considered and addressed them in our controls, product processes and frameworks
–Maintained focus on Covid-19 and forbearance measures following the FCA's further 'Guidance on Fair Treatment of Vulnerable Customers' and its finalised 'Mortgages and Coronavirus: Tailored Support Guidance' to mortgage customers facing payment difficulties due to the impacts of Covid-19
–Implemented processes to support customers including creating the Financial Support Centre of Excellence and SME support to ensure we continue to drive fair and consistent outcomes, whilst managing the increased inflow of customers impacted by Covid-19, with further investment in people and technology
–Focused on collections and further financial support, including Pay As You Grow options for BBLS customers following the closure to new applications of the Government Lending Schemes (BBLS/CBILS/CLBILS) on 31 March 2021, while also participating in the Government’s Recovery Loan Scheme available to Corporate Customers
–Took steps to maintain appropriate monitoring and surveillance capability for our market and customer facing staff working from home due to Covid-19
–Continued to manage technological change and increased digitalisation in line with regulatory initiatives
–Delivered change to meet the evolving regulatory landscape, including changes brought about by Payment Systems Regulator (PSR): Confirmation of Payee for Corporate Banking, Debt Respite Scheme, Open Banking and PSD2, and the FCA Consumer Protection Agenda
–Continued to prepare for the transition from LIBOR to risk-free rates at the end of 2021, including planning for customer communications and recognition of potential conduct risks, and
–Continued to consult with HM Treasury on the Future UK Regulatory Framework, along with the industry and peers on how regulatory rulemaking powers will be distributed post-Brexit, and the mechanisms for improving accountability and scrutiny of the rule-makers.
Following the implementation of the Contingent Reimbursement Model, a voluntary code of practice to deal with authorised push payment fraud, we continue to engage with the industry and authorities, giving input and support to further develop the code's framework.
Like all UK banks, we continue to see a demanding regulatory agenda focused on addressing customer detriment, price regulation and vulnerability. Conduct risks will rise in the near- and medium-term as banks deal with a large number of personal and business borrowers impacted by the Covid-19 pandemic. When implementing regulatory change, we focus on ensuring that our strategy, leadership, governance arrangements, and approach to managing and rewarding staff does not lead to a detrimental impact on our customers, competition, or to market integrity. We expect all our staff to take responsibility for identifying, assessing, managing and reporting risks and our I AM Risk programme supports them in doing so.
For the update on key movements in financial crime risk profile, see the 'Financial crime risk review' section.
Accounting position
For more on our provisions, see Note 24 to the Condensed Consolidated Interim Financial Statements. For more on our contingent liabilities, see Note 26 to the Condensed Consolidated Interim Financial Statements.
Santander UK Group Holdings plc    43

2021 Half Yearly Financial Report| Risk review
Operational risk

Overview
Operational risk is the risk of loss due to inadequate or failed internal processes, people and systems, or external events.
Operational risk management
In H121, there were no significant changes in the way we manage operational risk as described in the 2020 Annual Report.
Operational risk review
In this section, we provide an update on key movements in operational risk profile in H121.
Key metrics Operational risk losses remain within forecast
OPERATIONAL RISK REVIEW
30 June 2021 compared to 31 December 2020
Operational risk losses
In H121 we did not experience any material operational risk losses. The losses were in line with H120 and remained comfortably within our forecast and 2021 risk appetite. Aligned to the rest of the industry, we continue to experience losses related to Push Payment fraud. In addition, provisions are being managed to cover existing customer remediation programmes and associated costs.
People
We continue to treat the wellbeing and safety of our colleagues as one of our top priorities, driven mainly by the challenging Covid-19 environment. We have maintained our support, with 91% of colleagues in agreement that “Santander is taking the appropriate steps to ensure employees stay safe and healthy at this stage of the pandemic”. Our matured Wellbeing Strategy and Wellbeing Hub continue to provide a solid foundation with targeted interventions designed for colleagues to maintain positive wellbeing outcomes through the pandemic. This includes access to a technology-based app with access to a live text chat with qualified psychologists and enhancements to offer virtual counselling for more complex mental wellbeing support. As we look to H221, we will start to consider how our ways of working proposition will evolve with changes to any guidance on working arrangements to continue to support our colleagues. Alongside this, we continue to focus on targeted support interventions though our Wellbeing Hub. We expect lockdown easing to be a long, phased process with the potential for longer-term impacts on psychological wellbeing. People risk is compounded further by other factors, such as changes in operating models and the execution of future strategies, which we recognise need to be managed carefully. We will continue to adapt our strategy to allow for these factors, along with the potential impact on productivity. In addition, to manage the potential risk associated with the flu season we will again offer flu vaccinations to all our colleagues in autumn 2021.
Cyber
Information and cyber security remain a top risk and a priority. We experienced no notable information and cyber security incidents in H121. Cyber threats continue to increase as criminals seek new ways to monetise their efforts. Externally in H121, we observed a large increase in ransomware attacks across all sectors driven by supply chain tools compromises and we expect this trend to continue. As a result, we constantly review and enhance our controls based on the latest intelligence. We also actively work with peers in the Cyber Defence Alliance to share threat intelligence, expertise, and experience to help identify common features of cyber-attacks and effective mitigation strategies.
We also continue to strengthen our capabilities across other well established attack vectors including DDoS, attacks on payment systems, ATM networks and third-party suppliers. Our cyber transformation programme is constantly enhancing our control environment and helping to deliver more secure products and solutions for our customers and the communities we serve. We also continue to invest to maintain the right skills and resources to manage information and cyber security risk effectively across all our lines of defence.
Systems outage
We experienced a systems outage on 15 May 2021, following a routine software update. The outage impacted a number of services, including online and mobile banking, cards and ATM services, along with branches and contact centres. Customer servicing technologies were fully recovered by 23:30 on 15 May 2021 and contact centre technologies were re-enabled by 01:00 on 16 May 2021. During the outage, customers were able to obtain cash over our branch counters and through other banks’ ATMs. They were also able to obtain cashback within their limits and use their credit cards, with Visa and Mastercard credit cards remaining available throughout the incident.
Incidents like this may require remediation work involving material expenses and delays to the wider information technology infrastructure upgrades and improvements programme, and attract regulatory scrutiny. From time to time, we are required to migrate information relating to our customers to new information technology systems. Any failure to manage such migration effectively could have a negative impact on our ability to provide services to our customers and could cause reputational damage to us.
We will be enabling a more agile response to this kind of disruption as part of the Operational resilience programme referred to below.

44    Santander UK Group Holdings plc

Strategic report	Risk review	Financial Review	Financial statements	Shareholder information
Operational risk
Change and transformation
We continue our transformation journey to simplify the bank, digitise processes and customer journeys, reduce cost, extend internal capabilities and ensure a resilient operating model. Key examples in H121 were the reduction of our property footprint and the further closure of branches. The transformation is underpinned by a project governance framework, known as One Governance, which brings together project planning and prioritisation, cost discipline and risk management of all project portfolios under one unified system environment. The key risk requirements for all but very low risk projects are an initial Project Risk Rating (PRR), an Executive Risk Summary (ERS) and an Operational Risk Assessment (ORA). Risks at portfolio level are assessed and managed by a newly established Change Risk Oversight Group. We continue to take a measured approach to executing risk and delivering cost savings, with focus provided to prioritisation and capacity management.
IBOR transition
We are on track to meet industry and regulatory deadlines. We are continuing with the transformation of key systems and processes to deal with the new risk-free rates. Some challenges remain, in particular for products with cross-currency dimensions, different responses across jurisdictions will need multi-stage transitions. We still await regulator's guidelines regarding ‘Tough Legacy’, where a transition path cannot be agreed with the customer. For quantitative information, see Note 32 to the Condensed Consolidated Interim Financial Statements.

Data management
Data Management continues to increase in importance. We have invested and are making good progress with our ability to identify and manage key risks such as data quality. We have appointed a new Chief Data Officer, who has further enhanced the data governance model and implemented a multi-tier governance model to incorporate an Executive Data and Information Council, which includes ExCo members. It will provide executive sponsorship of the data agenda and the new data strategy. Our new data strategy is designed to enhance our data management capabilities and to support our transformation initiatives.
Operational resilience
The Bank of England, PRA and FCA published joint consultation papers in December 2019 to help financial firms evolve their approach to operational resilience. Following a consultation period, in March 2021 they published the final regulations and all UK banks must comply by March 2022. The UK regulators expect companies to assume disruptive operational incidents will occur, and be able to show that they can withstand, absorb, recover and manage these in a way which considers the needs of all affected parties.
We continue to improve our operational resilience by enhancing our working from home capability and establishing a programme of work to meet the new regulatory requirements. This work includes producing a combined Operational Risk and Resilience Framework defining our Important Business Services (IBS). We will also set Board-approved impact tolerances for each IBS and conduct tress testing of our ability to remain within these impact tolerances through a series of scenarios with any operational resilience vulnerabilities identified escalated to the Board and proactively actioned. In addition to regulatory compliance, this will achieve business and operational benefits designed to embed operational resilience in our Digital Transformation programme as well as day-to-day activities
Third parties
We continue to rely extensively on third parties, both within the Banco Santander group and outside of it, for a range of services and goods. These include outsourced services, such as IT infrastructure including increasing use of the Cloud, software development and banking operations. Regulatory requirements relating to the management of our outsourced services continue to increase, with the PRA publishing their Supervisory Statement on Outsourcing and Third Party Risk Management in March 2021. These require us to use certain internal governance arrangements, including sound risk management, whenever we outsource functions. These also complement the above-mentioned requirements and expectations on operational resilience, including the management of third parties relating to our important business services. We are progressing with a programme of work to review and enhance our governance arrangements ahead of the 31 March 2022 implementation deadline.
Climate related risks
In order to address the requirements in the Supervisory Statement issued in March 2019, which describes the PRA expectations for banks to manage the financial risks of climate related risks, we have produced a 2021 Implementation plan. As part of this plan, in H221 we will undertake three main activities. We will incorporate climate change in our Operational Risk Scenario Programme; embed climate change in our Risk & Control Assessments; and conduct a physical climate change risk assessment of our head offices, branches and data centres.
Santander UK Group Holdings plc    45

2021 Half Yearly Financial Report| Risk review
Other key risks

Overview
Other key risks consist of Financial crime risk, Legal risk, Strategic and business risk, Reputational risk and Model risk.
Risk management
In H121, there were no significant changes in the way we manage other key risks as described in the 2020 Annual Report.
Risk review
In this section, we provide an update on key movements in our financial crime risk profile and model risk profile in H121.
There were no significant changes to our risk profile for Legal risk, Strategic and business risk, and Reputational risk in H121. For more on those risks, see 'Other key risks' in the 2020 Annual Report.
Key metrics £60m investment in financial crime enhancements planned for 2021
FINANCIAL CRIME RISK REVIEW
30 June 2021 compared to 31 December 2020
The financial crime landscape continues to be complex, with evolving regulatory and legal requirements, geo-political factors and changing criminal methods influencing the risks we face. In H121, we continued to progress towards a more sustainable and effective strategic financial crime compliance approach. Engagement on the topic from senior management and the Board has remained high, proportionate to one of our top risks. We continued embedding our Anti-Financial Crime (AFC) strategy, policy and culture framework, and improving training across the business in H121, endorsed by senior management. An investment of £60m was allocated for financial crime enhancements in 2021 providing continued support for our financial crime transformation activities.
Our Board continued to support improvement in systems and controls to increase efficiency through automation. In H121, we made material investment and enhanced focus on transformation within our financial crime operational capabilities, mainly in the first line of defence. This includes establishing centralised operations (the Financial Crime Centre of Excellence) and restructuring all financial crime related change covering:
–the Financial Crime Transformation Programme, a multi-year programme delivering new data structures, updated systems and workflow, and end to end control processes
–the maturation of the Centre of Excellence, investing in and uplifting specialist role capability through a new AFC Academy, enhancing the skill sets and qualifications of key staff, as well as developing standardised end-to-end procedures and management reporting, and
–establishing a remediation programme to systematically review our stock of customers and maintain accurate and up-to-date customer due diligence.
In H121, we updated our AML, Sanctions and Anti Bribery and Corruption policies and standards to ensure that we reflect all current external obligations appropriately. We also continued to proactively monitor external developments with a focus on current regulatory and industry developments. We take a proactive approach to engagement with the FCA and HM Government, including through our participation in the Economic Crime Reform Program. This external engagement helps inform our internal policies and strategies.
We also continued to proactively participate in external partnerships of a more operational nature, including the Joint Money Laundering Intelligence Task Force. We built partnerships with Regional Organised Crime Units and with NGOs. These partnerships enabled us to learn more about emerging risks and turn these into alerts and intelligence briefings that are communicated to colleagues to support proactive prevention and detection of financial crime risks. We pro-actively identified potential risks posed by criminal exploitation of Government funding schemes, such as BBLs and other Covid-19 Government loans and grants.
MODEL RISK REVIEW
30 June 2021 compared to 31 December 2020
Submissions across the industry for the PRA Mortgage Hybrid Model were originally scheduled across H121, with implementation by 1 January 2022. However, following communications with the PRA, a phased application approach has been agreed, similar to other UK banks. Final submission delivery is now expected in Q122, with implementation now anticipated to follow later in 2022.

46    Santander UK Group Holdings plc

Strategic report	Risk review	Financial review	Financial statements	Shareholder information

Financial review
	Contents
	Income statement review	48
	Summarised Consolidated Income Statement	48
	Profit before tax by segment	49
	Balance sheet review	50
	Summarised Consolidated Balance Sheet	50
	Customer balances	52
	Capital and funding	54
	Liquidity	54
	Alternative Performance Measures	55

Santander UK Group Holdings plc    47

2021 Half Yearly Financial Report| Financial review
Income statement review
SUMMARISED CONSOLIDATED INCOME STATEMENT

	Half year to	Half year to(3)
	30 June 2021	30 June 2020
	£m	£m
Net interest income	1,928	1,517
Non-interest income(1)	284	284
Total operating income	2,212	1,801
Operating expenses before credit impairment losses, provisions and charges	(1,341)	(1,224)
Credit impairment losses	70	(364)
Provisions for other liabilities and charges	(190)	(65)
Total operating credit impairment losses, provisions and charges	(120)	(429)
Profit from continuing operations before tax	751	148
Tax on profit from continuing operations	(204)	(35)
Profit from continuing operations after tax	547	113
Profit/(loss) from discontinued operations after tax	24	(1)
Profit after tax	571	112

Attributable to:
Equity holders of the parent	537	84
Non-controlling interests	34	28
Profit after tax	571	112
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2)Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £236m in H121 and £88m in H120 . See ‘Alternative Performance Measures’ for details and reconciliation to the nearest IFRS measure.
(3)Adjusted to reflect the presentation of discontinued operations as set out in Note 33 to the Condensed Consolidated Interim Financial Statements.
A more detailed Consolidated Income Statement is contained in the Condensed Consolidated Interim Financial Statements.
H121 compared to H120
Profit from continuing operations before tax was up 407% to £751m and adjusted profit from continuing operations before tax(2) was up 318% to £987m due to the factors outlined below. By income statement line item, the movements were:
–Net interest income was up 27%, with repricing actions on the 1I2I3 Current Account and other deposits offsetting base rate cuts and back book mortgage margin pressure, including £1.2bn net attrition on SVR and Follow on Rate products (2020: £1.8bn). When adjusted for mortgage accounting treatment of £33m in H120, net interest income(2) increased 24%.
–Non-interest income was flat, with the gain on sale of our UK head office offset by significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts. When adjusted for the £71m gain on sale, operating lease depreciation of £48m (H120: £47m) and mortgage accounting treatment change of £13m in H120, non-interest income(2) fell 26%.
–Operating expenses before credit impairment losses, provisions and charges were up 10% largely related to the transformation programme. When adjusted for transformation programme costs of £195m (H120: £32m) and operating lease depreciation of £48m (H120: £47m), operating expenses(2) fell 2% with continued efficiency savings.
–Credit impairment write back of £70m, mainly due to a £104m release related to the improved economic outlook. This compared to H120 when we made a significant charge for Covid-19 related ECL build, which was not repeated. New to arrears flows and Stage 3 defaults remain low as all portfolios perform resiliently.
–Provisions for other liabilities and charges were up £125m to £190m, largely related to the transformation programme. When adjusted for transformation programme charges of £112m (H120: £12m) provisions(2) were £25m higher.
–Tax on profit from continuing operations increased £169m to £204m with increased profit. The Effective Tax rate (ETR) of 27.2% (H120: 23.6%) also increased as a result of the increase in profit subject to the bank surcharge.

Profit from discontinued operations after tax of £24m relates to the Corporate & Investment Banking business. In H121 (H120: loss of £1m ) comprised the profit before tax of the discontinued operations of £33m (H120: loss of £2m ) and a tax charge of £9m (H120: tax credit of £1m). The increase of £35m in profit before tax of the discontinued operations principally reflected credit impairment write-backs related to the improved economic outlook.

48    Santander UK Group Holdings plc

Strategic report	Risk review	Financial review	Financial statements	Shareholder information

PROFIT BEFORE TAX BY SEGMENT
Continuing operations
The segmental information in this Half Yearly Financial Report reflects the reporting structure in place at the reporting date in accordance with the segmental information in Note 2 to the Condensed Consolidated Interim Financial Statements.

	Retail Banking(2)	Corporate & Commercial Banking(2)	Corporate & Investment Banking(2)	Corporate Centre(2)	Total

Half year to(3)
30 June 2021	£m	£m	£m	£m	£m
Net interest income/(expense)	1,750	203	—	(25)	1,928
Non-interest income(1)	185	51	—	48	284
Total operating income/(expense)	1,935	254	—	23	2,212
Operating expenses before credit impairment losses, provisions and charges	(922)	(177)	—	(242)	(1,341)
Credit impairment losses	48	22	—	—	70
Provisions for other liabilities and charges	(67)	(5)	—	(118)	(190)
Total operating credit impairment losses, provisions and charges	(19)	17	—	(118)	(120)
Profit from continuing operations before tax	994	94	—	(337)	751

Half year to(3)
30 June 2020
Net interest income/(expense)	1,369	181	—	(33)	1,517
Non-interest income(1)	227	49	—	8	284
Total operating income/(expense)	1,596	230	—	(25)	1,801
Operating expenses before credit impairment losses, provisions and charges	(984)	(161)	—	(79)	(1,224)
Credit impairment losses	(213)	(150)	—	(1)	(364)
Provisions for other liabilities and charges	(56)	3	—	(12)	(65)
Total operating credit impairment losses, provisions and charges	(269)	(147)	—	(13)	(429)
Profit from continuing operations before tax	343	(78)	—	(117)	148

(1)Comprises 'Net fee and commission income' and 'Other operating income'.
(2)The segmental basis of presentation has changed following a management review of our structure and segmental income statements and customer balances for 2020 have been restated accordingly. See Note 2 to the Condensed Consolidated Interim Financial Statements.
(3)Adjusted to reflect the presentation of discontinued operations as set out in Note 33 to the Condensed Consolidated Interim Financial Statements.
H121 compared to H120
–For Retail Banking, profit from continuing operations before tax increased largely due to higher net interest income following 1I2I3 Current Account and other deposit repricing. Operating expenses were lower, and Covid-19 related credit impairment provisions were released, partially offset by lower non-interest income which was impacted by reduced banking and transaction fees because of regulatory changes to overdrafts.
–For Corporate & Commercial Banking, profit from continuing operations before tax increased largely due to lower credit impairment losses following Covid-19 related provision releases because of the improved economic outlook and lower charges related to corporate staging.
–For Corporate & Investment Banking, profit from continuing operations before tax of £nil (H120: £nil), reflecting the presentation of the Corporate & Investment Banking segment as a single discontinued operations line in the Consolidated Income Statement with any residual amounts remaining being transferred to the Corporate Centre. Prior periods have been restated accordingly. Following a hearing held on 23 June 2021, the High Court of England and Wales has sanctioned the transfer of substantially all the CIB business of Santander UK to the London branch of Banco Santander SA (SLB), by way of a Part VII banking business transfer scheme. The transfers of CIB business to SLB under the scheme are scheduled to take place before the end of 2021.
–For Corporate Centre, loss from continuing operations before tax increased largely due to higher transformation charges which impacted operating expenses and provisions for other liabilities and charges. Operating income improved as a result of the gain on sale of our London head office.

Discontinued operations
CIB summary income statement

	Half year to	Half year to
	30 June 2021	30 June 2020
	£m	£m
Net interest income	24	25
Non-interest income(1)	27	22
Operating income	51	47
Operating expenses before impairment losses, provisions and charges	(22)	(33)
Credit Impairment losses	7	(12)
Provisions for other liabilities and charges	(3)	(4)
Profit/ (loss) from discontinued operations before tax	33	(2)
Tax on profit/ (loss) from discontinued operations	(9)	1
Profit/ (loss) from discontinued operations after tax	24	(1)
(1)Comprises 'Net fee and commission income' and 'Other operating income'.
Santander UK Group Holdings plc    49

2021 Half Yearly Financial Report| Financial review
Balance sheet review
SUMMARISED CONSOLIDATED BALANCE SHEET

	30 June 2021	31 December 2020
	£m	£m
Assets
Cash and balances at central banks	41,022	43,537
Financial assets at fair value through profit or loss	2,822	4,285
Financial assets at amortised cost	231,571	234,944
Financial assets at fair value through other comprehensive income	6,368	8,950
Interest in other entities	183	172
Property, plant and equipment	1,602	1,740
Retirement benefit assets	1,084	496
Tax, intangibles and other assets	4,513	4,940
Assets held for sale	2,645	—
Total assets	291,810	299,064
Liabilities
Financial liabilities at fair value through profit or loss	2,327	3,354
Financial liabilities at amortised cost	265,254	276,144
Retirement benefit obligations	152	403
Tax, other liabilities and provisions	3,198	2,918
Liabilities held for sale	3,912	—
Total liabilities	274,843	282,819
Equity
Total shareholders’ equity	16,552	15,848
Non-controlling interests	415	397
Total equity	16,967	16,245
Total liabilities and equity	291,810	299,064
A more detailed Consolidated Balance Sheet is contained in the Condensed Consolidated Interim Financial Statements.
30 June 2021 compared to 31 December 2020

Assets
Cash and balances at central banks
Cash and balances at central banks decreased by 6% to £41,022m at 30 June 2021 (2020: £43,537m). This was driven by cash outflows generated from a decrease in repurchase agreements, deposits by customers, deposits by banks and other financial liabilities at fair value through profit or loss, partially offset by lower reverse repurchase agreements.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss decreased by 34% to £2,822m at 30 June 2021 (2020: £4,285m), mainly due to a £1.3bn decrease in derivative exchange rate and interest rate contracts held for hedging.
Financial assets at amortised cost
Financial assets at amortised cost decreased by 1% to £231,571m at 30 June 2021 (2020: £234,944m), largely driven by a £3.2bn decrease in non-bounce back corporate loans and non-mortgage related lending, the reclassification of £0.6bn of residential mortgages and £2.0bn of CIB customer loans as held for sale, a £1.4bn decrease in reverse repurchase agreements driven by normal business activities, and the disposal of UK Government Gilts, partially offset by a net increase in residential mortgages.
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income decreased by 29% to £6,368m at 30 June 2021 (2020: £8,950m) mainly due to the settlement of Japanese Government bonds and US Treasury bonds.
Property, plant and equipment
Property, plant and equipment decreased by 8% to £1,602m at 30 June 2021 (2020: £1,740m) reflecting freehold and leasehold property sales including the sale of our UK head office.
Retirement benefit assets
Retirement benefit assets increased by 119% to £1,084m at 30 June 2021 (2020: £496m). This was mainly due to actuarial gains in the period driven by an increase in the discount rate as a result of higher corporate bond yields, partially offset by actuarial losses due to higher inflation.
Tax, intangibles and other assets
Tax, intangibles and other assets decreased by 9% to £4,513m at 30 June 2021 (2020: £4,940m), mainly due to hedge adjustments resulting from an increase in the 5 year GBP SONIA rate over the period.
Assets held for sale
Assets held for sale comprise £0.6bn of residential mortgages and £2.0bn of CIB assets. For more, see 'Assets and liabilities classified as held for sale' in the Customer balances section that follows, and Note 33 to the Condensed Consolidated Interim Financial Statements.
50    Santander UK Group Holdings plc

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Liabilities
Financial liabilities at amortised cost
Financial liabilities at amortised cost decreased by 4% to £265,254m at 30 June 2021 (2020: £276,144m). This was mainly due to maturities and buybacks across a range of debt securities partially offset by new structured notes issuances £7.4bn , a decrease in non-trading repurchase agreements as part of normal business activities, a decrease in deposits by banks due to decreased cash collateral partially offset by an increase in time deposits, and a £1.3bn decrease in customer deposits comprising an increase in retail deposits due to customers continuing to remain cautious with their spending during the Covid-19 pandemic, more than offset by a reduction in financial corporates time deposits and household time deposit balances and the reclassification of £3.8bn of CIB customer deposits as held for sale.
Retirement benefit obligations
Retirement benefit obligations decreased by 62% to £152m at 30 June 2021 (2020: £403m). This was driven by actuarial losses resulting from higher inflation, partially offset by actuarial gains in the period due to an increase in the discount rate as a result of higher corporate bond yields.
Liabilities held for sale
Liabilities held for sale comprise £3.9bn of CIB deposits. For more, see 'Assets and liabilities classified as held for sale' in the Customer balances section that follows, and Note 33 to the Condensed Consolidated Interim Financial Statements..

Equity
Total shareholders’ equity
Total shareholders’ equity increased by 4% to £16,552m at 30 June 2021 (2020: £15,848m). This increase was principally due to retained profits for the period, pension remeasurement and the issue and redemption of other equity instruments, partially offset by decreases in the fair value of cash flow hedges, and dividends paid.
Santander UK Group Holdings plc    51

2021 Half Yearly Financial Report| Financial review
CUSTOMER BALANCES
Consolidated
(1)

	30 June 2021	31 December 2020
	£bn	£bn
Customer loans(1)	211.6	210.4
Other assets	80.2	88.7
Total assets	291.8	299.1
Customer deposits(1)	195.0	191.7
Total wholesale funding	56.9	63.2
Other liabilities	22.9	28.0
Total liabilities	274.8	282.9
Shareholders' equity	16.6	15.8
Non-controlling interest	0.4	0.4
Total liabilities and equity	291.8	299.1
(1)Customer loans includes £2.5bn of loans classified as assets held for sale. Customer deposits includes £3.8bn of deposits classified as liabilities held for sale. See 'Assets and liabilities classified as held for sale' on the page that follows for details.

Further analyses of credit risk on customer loans, and on our funding strategy, are included in the Credit risk and Liquidity risk sections of the Risk review.
30 June 2021 compared to 31 December 2020
–Customer loans increased £1.2bn, with £3.6bn increase in mortgages with strong application volumes and £17.2bn of gross lending. This was partially offset by lower retail unsecured, consumer (auto) finance and corporate lending including the effect of a migration of customers to SLB in H121.
–Customer deposits increased £3.3bn, with £4.5bn growth in Retail Banking partially offset by lower corporate deposits including the effect of a migration of customers to SLB in H121. Growth in 1|2|3 Current account balances to £59bn (H120: £55bn, 2020: £57bn), despite repricing actions taken during 2020 and 2021.
–Other assets and other liabilities fell, as part of liquidity management during H121.

Retail Banking

	30 June 2021	31 December 2020
	£bn	£bn
Mortgages	173.4	169.8
Business banking	3.9	3.9
Consumer (auto) finance	7.7	8.0
Other unsecured lending	4.5	4.8
Customer loans	189.5	186.5
Current accounts	80.0	75.6
Savings	58.2	57.4
Business banking accounts	13.1	13.4
Other retail products	5.4	5.8
Customer deposits	156.7	152.2

Corporate & Commercial Banking

	30 June 2021	31 December 2020
	£bn	£bn
Non-Commercial Real Estate trading businesses	12.7	12.9
Commercial Real Estate	4.4	4.7
Customer loans	17.1	17.6
Customer deposits	25.3	25.0

Corporate & Investment Banking

	30 June 2021	31 December 2020
	£bn	£bn
Customer loans	1.9	2.8
Customer deposits	3.8	6.5
At 30 June 2021, these customer loans and deposits were classified as held for sale, as described below.
52    Santander UK Group Holdings plc

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Corporate Centre

	30 June 2021	31 December 2020
	£bn	£bn
Social Housing	2.6	3.0
Crown Dependencies (Isle of Man and Jersey)	0.4	0.3
Non-core	0.1	0.2
Customer loans	3.1	3.5

Customer deposits	9.2	8.0
–of which Crown Dependencies	5.6	6.0

Assets and liabilities classified as held for sale
Customer loans

30 June 2021
£bn
CIB Part VII banking business transfer scheme	1.9
Retail Mortgages	0.6
Customer loans held for sale	2.5

Customer deposits

30 June 2021
£bn
CIB Part VII banking business transfer scheme	3.8
Customer deposits held for sale	3.8
Santander UK Group Holdings plc    53

2021 Half Yearly Financial Report| Financial review
Capital and funding

	30 June 2021	31 December 2020
	£bn	£bn
Capital
CET1 capital	11.3	11.1
Total qualifying regulatory capital	15.3	15.4
CET1 capital ratio	15.5%	15.2%
Total capital ratio	21.0%	21.1%
UK leverage ratio	5.2%	5.1%
Risk-weighted assets	72.8	72.9
UK leverage exposure	254.7	259.0
Funding
Total wholesale funding and AT1	59.3	65.7
- of which with a residual maturity of less than one year	17.0	21.1

Liquidity

	30 June 2021	31 December 2020
	£bn	£bn
Santander UK Domestic Liquidity Sub Group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	144%	150%
LCR eligible liquidity pool	47.0	51.5
Santander Financial Services (SFS)
LCR	199%	165%
LCR eligible liquidity pool	2.5	2.8

Further analysis of capital, funding and liquidity is included in the Capital risk and Liquidity risk sections of the Risk review.
30 June 2021 compared to 31 December 2020

–CET1 capital ratio increased 30 basis points to 15.5% with capital accretion through retained profits, Risk-Weighted Assets (RWA) management and market driven improvements in the defined benefit pensions scheme.
–The UK leverage ratio improved by 10 bps from year end through active management of leverage exposures, specifically through the management of the liquid asset buffer.
–CET1 capital ratio includes a benefit of c30bps and UK leverage ratio c8bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets. The PRA have outlined in Policy Statements PS17/21 on the Implementation of Basel Standards that this treatment will fall away at the start of 2022 and software assets will instead be fully deducted from CET1 capital from that date.
–Total capital ratio reduced by c10bps to 21.0%, reflecting the reduction in AT1 securities in issue and the increased effect from January 2021 of the CRD IV Grandfathering Cap rules that reduce the recognition of grandfathered capital instruments issued by Santander UK plc.
–We issued £2.1bn of MREL eligible senior unsecured securities and repaid £3.0bn of Term Funding Scheme (TFS), leaving £3.3bn outstanding and drew £3.5bn of Term Funding Scheme with additional incentives for SMEs (TFSME), with £15.2bn outstanding. Wholesale funding costs improved in H121 with buy backs and debt maturities being refinanced at lower cost, this is expected to continue in H221.
–The RFB DoLSub LCR of 144% reduced from 150% at year end, remains significantly above regulatory requirements.
–Following the announcement from the PRA on 13 July 2021 regarding the return to normalised shareholder distribution framework, we paid a half year ordinary share dividend to our parent in July 2021.
–Our structural hedge position remained broadly stable at circa £98bn, with an average duration of circa 2.5 years.
54    Santander UK Group Holdings plc

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Alternative Performance Measures (APMs)
In addition to the financial information prepared under IFRS, this Half Yearly Financial Report contains non-IFRS financial measures that constitute APMs, as defined in European Securities and Markets Authority (ESMA) guidelines and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this Half Yearly Financial Report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.
We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

Adjusted APMs
In H121 we identified the same adjusted APMs as those set out in our 2020 Annual Report.

Reconciliation of adjusted APMs to nearest IFRS measure(1)
a) Adjusted profit metrics and average customer assets
Net interest income, non-interest income, operating expenses before credit impairment losses, provisions and charges, provisions for other liabilities and charges, and profit from continuing operations before tax are all adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.

	Ref.	30 June 2021	30 June 2020
		£m	£m
Net interest income
Reported	(i)	1,928	1,517
Adjust for accounting treatment		—	33
Adjusted	(ii)	1,928	1,550

Non-interest income
Reported	(iii)	284	284
Adjust for accounting treatment		—	(13)
Adjust for operating lease depreciation		(48)	(47)
Adjust for gain on sale of UK head office		(71)	—
Adjusted	(iv)	165	224

Operating expenses before credit impairment losses, provisions and charges
Reported	(v)	(1,341)	(1,224)
Adjust for transformation		195	32
Adjust for operating lease depreciation		48	47
Adjust for higher increased expenses as a result of Covid-19		—	24
Adjusted	(vi)	(1,098)	(1,121)

Provisions for other liabilities and charges
Reported		(190)	(65)
Adjust for transformation		112	12
Adjusted		(78)	(53)

Profit from continuing operations before tax
Reported		751	148
Specific income, expenses and charges		236	88
Adjusted profit from continuing operations before tax		987	236

Average customer assets	(vii)	208,084	203,305
(1) The financial results reflect continuing operations and therefore do not include discontinued operations. Prior period results have been amended accordingly.

The financial results for H121 and H120 were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £236m in H121 and £88m in H120. The specific income, expenses and charges are outlined below:

–Accounting adjustment
During Q420, we revised the accounting treatment for certain items of mortgage income. Mortgage account fees, which are normally paid at the end of the mortgage and were previously recognised as received in fee income, are now recognised in interest income as part of the effective interest rate method throughout the life of the mortgage to better reflect the requirements of IFRS. In addition, we no longer accrue interest income relating to the period after mortgages revert to the standard variable rate (or equivalent) beyond the incentive period. This better aligns our policy to current practice. The impact of these changes was taken in Q420 with no restatement of comparatives. In Q121 comparatives were restated to reallocate the net interest income and fee income changes taken in Q420 to the quarters in 2020 to which they relate.
–Operating lease depreciation
In Q4 2019 we began to adjust operating expenses and non-interest income for operating lease depreciation. We believe this provides a clearer explanation of expenses and income as operating lease depreciation is a direct cost associated with growing business volumes largely in consumer (auto) finance.
Santander UK Group Holdings plc    55

2021 Half Yearly Financial Report| Financial review
–Gain on sale of UK head office
As previously announced, we are investing £150m into a state-of-the-art new campus in Milton Keynes which will become our UK headquarters. In Q221, we sold our current head office site in Triton Square, London to a wholly owned subsidiary of our parent. The net gain of £71m reflects a sale price based on independent valuations and is treated as an adjustment to other operating income, which is included in non-interest income.
–Adjustment for higher increased expenses as a result of Covid-19
In Q220 we introduced an adjustment for Covid-19 expenses as we believe the underlying performance of the business is clearer if we exclude these charges due to the unprecedented nature of the crisis. These costs include higher IT costs, remote network, staff expenses, mail outs and increased site cleaning. These expenses were identified as being incurred as a direct result of Covid-19 actions as the crisis emerged and are not expected to recur.
–Transformation costs and charges
Transformation costs and charges relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets.

b) Adjusted Banking NIM
In 2020 we introduced this as a new APM to remove the 2020 positive impact of the accounting change in Q420, which is not expected to be repeated. It is calculated as adjusted net interest income as a percentage of average customer assets over the period. We consider this metric useful for management and investors as it removes the positive impact of the 2020 accounting change on net interest income.

	Ref.	30 June 2021	30 June 2020
		£m	£m
Reported net interest income	(i)	1,928	1,517
Adjusted net interest income	(ii)	1,928	1,550
Reported net interest income - annualised	(viii)	3,888	3,051
Adjusted net interest income-annualised	(ix)	3,888	3,117
Banking NIM	(viii) divided by (vii)	1.87%	1.50%
Adjusted Banking NIM	(ix) divided by (vii)	1.87%	1.53%

c) Adjusted cost-to-income ratio
Calculated as adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Ref.	30 June 2021	30 June 2020
		£m	£m
Cost-to-income ratio	(v) divided by the sum of (i) and (iii)	61%	68%
Adjusted cost-to-income ratio	(vi) divided by the sum of (ii) and (iv) (vi) divided by the sum of (ii) and (iv)	52%	63%

d) Adjusted RoTE
Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.

		Specific income, expenses and charges	As adjusted
Half year to
30 June 2021	£m	£m	£m
Profit after tax	571	173	744
Annualised profit after tax	1,151		1,499
Phasing adjustments	—		(71)
Less non-controlling interests of annual profit	(51)		(51)
Profit due to equity holders of the parent (A)	1,100		1,377

		Equity adjustments	As adjusted
Half year to
30 June 2021	£m	£m	£m
Average shareholders' equity	16,607
Less average AT1 securities	(2,220)
Less average non-controlling interests	(408)
Average ordinary shareholders' equity (B)	13,979
Average goodwill and intangible assets	(1,621)
Average tangible equity (C)	12,358	87	12,445

Return on ordinary shareholders’ equity (A/B)	7.9%		—
Adjusted RoTE (A/C)	—		11.1%
56    Santander UK Group Holdings plc

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		Specific income, expenses and charges	As adjusted

2020	£m	£m	£m
Profit after tax	438	115	553
Less non-controlling interests of annual profit	(36)		(36)
Profit due to equity holders of the parent (A)	402		517

		Equity adjustments	As adjusted

2020	£m	£m	£m
Average shareholders' equity	16,293
Less average AT1 securities	(2,243)
Less average non-controlling interests	(398)
Average ordinary shareholders' equity (B)	13,652
Average goodwill and intangible assets	(1,713)
Average tangible equity (C)	11,939	29	11,968

Return on ordinary shareholders’ equity (A/B)	2.9%		—
RoTE (A/C)	—		4.3%

–Specific income, expenses, charges
Details of these items are outlined in 'a) Adjusted profit metrics and average customer assets' above, with a total impact on profit from continuing operations before tax of £236m. The impact of these items on the taxation charge was £63m and on profit after tax was £173m.

–Phasing adjustments
To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. This includes the UK Bank Levy, which is charged annually on 31 December, as required under IFRS.

–Equity adjustments
These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Santander UK Group Holdings plc    57

2021 Half Yearly Financial Report | Financial statements

Financial statements
	Contents
	Primary financial statements	60
	Consolidated Income Statement	60
	Consolidated Statement of Comprehensive Income	61
	Consolidated Balance Sheet	62
	Consolidated Cash Flow Statement	63
	Consolidated Statement of Changes in Equity	64
	Notes to the financial statements	65
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Santander UK Group Holdings plc    59

2021 Half Yearly Financial Report| Financial statements

Condensed Consolidated Income Statement (unaudited)

For the half year to 30 June 2021 and the half year to 30 June 2020

		Half year to	Half year to(1)
		30 June 2021	30 June 2020
	Notes	£m	£m
Interest and similar income		2,389	2,610
Interest expense and similar charges		(461)	(1,093)
Net interest income		1,928	1,517
Fee and commission income		302	380
Fee and commission expense		(155)	(181)
Net fee and commission income		147	199
Other operating income	3	137	85
Total operating income		2,212	1,801
Operating expenses before credit impairment losses, provisions and charges	4	(1,341)	(1,224)
Credit impairment losses	5	70	(364)
Provisions for other liabilities and charges	5	(190)	(65)
Total operating credit impairment losses, provisions and charges		(120)	(429)
Profit from continuing operations before tax		751	148
Tax on profit from continuing operations	6	(204)	(35)
Profit from continuing operations after tax		547	113
Profit/(loss) from discontinued operations after tax	33	24	(1)
Profit after tax		571	112

Attributable to:
Equity holders of the parent		537	84
Non-controlling interests	28	34	28
Profit after tax		571	112
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 33.

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

60    Santander UK Group Holdings plc

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Primary financial statements
Condensed Consolidated Statement of Comprehensive Income (unaudited)
For the half year to 30 June 2021 and the half year to 30 June 2020

	Half year to	Half year to
	30 June 2021	30 June 2020
	£m	£m
Profit after tax	571	112
Other comprehensive income/(expense) that may be reclassified to profit or loss subsequently:
Movement in fair value reserve (debt instruments):
–Change in fair value	(62)	146
–Income statement transfers	59	(166)
–Taxation	(1)	5
	(4)	(15)
Cash flow hedges:
–Effective portion of changes in fair value	(618)	2,603
–Income statement transfers	376	(2,039)
–Taxation	40	(160)
	(202)	404
Currency translation on foreign operations	—	(2)
Net other comprehensive income/(expense) that may be reclassified to profit or loss subsequently	(206)	387
Other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently:
Pension remeasurement:
–Change in fair value	745	(376)
–Taxation	(248)	97
	497	(279)
Own credit adjustment:
–Change in fair value	—	19
–Taxation	—	(5)
	—	14
Net other comprehensive income/(expense) that will not be reclassified to profit or loss subsequently	497	(265)
Total other comprehensive income net of tax	291	122
Total comprehensive income	862	234

Attributable to:
Equity holders of the parent	827	207
Non-controlling interests	35	27
Total comprehensive income	862	234

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.
Santander UK Group Holdings plc    61

2021 Half Yearly Financial Report| Financial statements

Condensed Consolidated Balance Sheet (unaudited)
At 30 June 2021 and 31 December 2020

		30 June 2021	31 December 2020
	Notes	£m	£m
Assets
Cash and balances at central banks		41,022	43,537
Financial assets at fair value through profit or loss:
–Derivative financial instruments	8	2,051	3,451
–Other financial assets at fair value through profit or loss	9	771	834
Financial assets at amortised cost:
–Loans and advances to customers	10	211,259	212,178
–Loans and advances to banks		1,585	2,004
–Reverse repurchase agreements – non trading	12	18,197	19,599
–Other financial assets at amortised cost	13	530	1,163
Financial assets at fair value through other comprehensive income	14	6,368	8,950
Interests in other entities	15	183	172
Intangible assets	16	1,592	1,649
Property, plant and equipment	17	1,602	1,740
Current tax assets		289	271
Retirement benefit assets	25	1,084	496
Other assets		2,632	3,020
Assets held for sale	33	2,645	—
Total assets		291,810	299,064
Liabilities
Financial liabilities at fair value through profit or loss:
–Derivative financial instruments	8	1,304	1,920
–Other financial liabilities at fair value through profit or loss	18	1,023	1,434
Financial liabilities at amortised cost:
– Deposits by customers	19	191,835	193,088
–Deposits by banks	20	20,494	20,973
–Repurchase agreements – non trading	21	14,089	15,848
–Debt securities in issue	22	36,323	43,679
–Subordinated liabilities	23	2,513	2,556
Other liabilities		2,372	2,343
Provisions	24	445	468
Deferred tax liabilities		381	107
Retirement benefit obligations	25	152	403
Liabilities held for sale	33	3,912	—
Total liabilities		274,843	282,819
Equity
Share capital		7,060	7,060
Other equity instruments	27	2,191	2,241
Retained earnings		6,990	6,030
Other reserves		311	517
Total shareholders’ equity		16,552	15,848
Non-controlling interests	28	415	397
Total equity		16,967	16,245
Total liabilities and equity		291,810	299,064

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

62    Santander UK Group Holdings plc

Strategic report	Risk review	Financial review	Financial statements	Shareholder information
Primary financial statements
Condensed Consolidated Cash Flow Statement (unaudited)
For the half year to 30 June 2021 and the half year to 30 June 2020

	Half year to	Half year to
	30 June 2021	30 June 2020
	£m	£m
Cash flows from operating activities
Profit after tax	571	112

Adjustments for:
Non-cash items included in profit	560	793
Change in operating assets	461	(4,032)
Change in operating liabilities(1)	1,059	9,728
Corporation taxes paid	(153)	(110)
Effects of exchange rate differences	(692)	1,555
Net cash flows from operating activities	1,806	8,046
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(352)	(152)
Proceeds from sale of property, plant and equipment and intangible assets	272	92
Purchase of financial assets at amortised cost and financial assets at fair value through other comprehensive income	(1,016)	(2,626)
Proceeds from sale and redemption of financial assets at amortised cost and financial assets at fair value through other comprehensive income	3,790	2,581
Net cash flows from investing activities	2,694	(105)
Cash flows from financing activities
Issue of other equity instruments	450	—
Issue of debt securities and subordinated notes	2,186	4,742
Issuance costs of debt securities and subordinated notes	(3)	(10)
Repayment of debt securities and subordinated notes	(8,768)	(6,133)
Repurchase of other equity instruments	(500)	—
Dividends paid on other equity instruments	(73)	(74)
Dividends paid on non-controlling interests	(17)	(17)
Principal elements of lease payments(1)	(13)	(28)
Net cash flows from financing activities	(6,738)	(1,520)
Change in cash and cash equivalents	(2,238)	6,421
Cash and cash equivalents at beginning of the period	48,107	33,234
Effects of exchange rate changes on cash and cash equivalents	(11)	94
Cash and cash equivalents at the end of the period	45,858	39,749

Cash and cash equivalents consist of:
Cash and balances at central banks	41,022	35,887
Less: regulatory minimum cash balances	(914)	(788)
	40,108	35,099
Other cash equivalents	5,750	4,650
Cash and cash equivalents at the end of the period	45,858	39,749
(1)For H121, Principal elements of lease payments are included as a separate line item in the Condensed Consolidated Cash Flow Statement. As a result, cash flows of £28m for H120 have been reclassified from 'Change in operating liabilities' within operating activities to 'Principal elements of lease payments' within financing activities.

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

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2021 Half Yearly Financial Report| Financial statements

Condensed Consolidated Statement of Changes in Equity (unaudited)
For the half year to 30 June 2021 and the half year to 30 June 2020

			Other reserves					Non-controlling interests
	Share capital	Other equity instruments	Fair value	Cash flow hedging	Currency translation	Retained earnings
							Total		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	7,060	2,241	29	486	2	6,030	15,848	397	16,245
Profit after tax	—	—	—	—	—	537	537	34	571
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	—	—	(4)	—	—	—	(4)	—	(4)
– Cash flow hedges	—	—	—	(202)	—	—	(202)	—	(202)
– Pension remeasurement	—	—	—	—	—	496	496	1	497
Total comprehensive income	—	—	(4)	(202)	—	1,033	827	35	862
Issue of other equity instruments	—	450	—	—	—	—	450	—	450
Repurchase of other equity instruments	—	(500)	—	—	—	—	(500)	—	(500)
Dividends on other equity instruments	—	—	—	—	—	(73)	(73)	—	(73)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(17)	(17)
At 30 June 2021	7,060	2,191	25	284	2	6,990	16,552	415	16,967

At 1 January 2020	7,060	2,241	24	368	2	6,251	15,946	395	16,341
Profit after tax	—	—	—	—	—	84	84	28	112
Other comprehensive income, net of tax:
– Fair value reserve (debt instruments)	—	—	(15)	—	—	—	(15)	—	(15)
– Cash flow hedges	—	—	—	404	—	—	404	—	404
– Pension remeasurement	—	—	—	—	—	(278)	(278)	(1)	(279)
– Own credit adjustment	—	—	—	—	—	14	14	—	14
– Currency translation on foreign operations	—	—	—	—	(2)	—	(2)	—	(2)
Total comprehensive income	—	—	(15)	404	(2)	(180)	207	27	234
Dividends on other equity instruments	—	—	—	—	—	(74)	(74)	—	(74)
Dividends on non-controlling interests	—	—	—	—	—	—	—	(17)	(17)
At 30 June 2020	7,060	2,241	9	772	—	5,997	16,079	405	16,484
.

The accompanying Notes to the Financial Statements form an integral part of these Condensed Consolidated Interim Financial Statements.

64    Santander UK Group Holdings plc

Strategic report	Risk review	Financial review	Financial statements	Shareholder information
Notes to the financial statements

1. ACCOUNTING POLICIES
The financial information in these Condensed Consolidated Interim Financial Statements is unaudited and does not constitute statutory accounts as defined in section 434 of the UK Companies Act 2006. Statutory accounts for the year ended 31 December 2020 have been delivered to the Registrar of Companies.
The Condensed Consolidated Interim Financial Statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Because the results from common banking activities are so closely related and responsive to changes in market conditions, the results for any interim period are not necessarily indicative of the results that can be expected for the year.
On 31 December 2020, International Financial Reporting Standards (IFRSs) as adopted by the European Union at that date was brought into UK law and became UK-adopted International Accounting Standards (IAS), with future changes being subject to endorsement by the UK Endorsement Board. Santander UK Group Holdings plc (the Company) and its subsidiaries (collectively Santander UK or the Santander UK group) transitioned to UK-adopted International Accounting Standards in its consolidated financial statements on 1 January 2021. This change constitutes a change in accounting framework. However, there is no impact on recognition, measurement or disclosure in the period reported as a result of the change in framework.
The Condensed Consolidated Interim Financial Statements have been prepared in accordance with UK adopted IAS 34 ‘Interim Financial Reporting', IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK's Financial Conduct Authority (FCA). They do not include all the information and disclosures normally required for full annual financial statements and should be read in conjunction with the Consolidated Financial Statements of Santander UK for the year ended 31 December 2020 which were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and IFRSs adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. Those consolidated financial statements were also prepared in accordance with IFRSs as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, as there were no applicable differences from IFRSs as issued by the IASB for the periods presented. At 30 June 2021, there were no differences between IFRSs adopted by the UK, IFRSs issued by the IASB, and IFRSs adopted by the EU in terms of their application to Santander UK. The financial statements for Santander UK for the year ended 31 December 2021 will be prepared in accordance with IFRS as adopted by the UK, IFRSs as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee, and IFRSs as adopted by the EU. Except as noted below, the same accounting policies, presentation and methods of computation are followed in these Condensed Consolidated Interim Financial Statements as were applied in the presentation of Santander UK’s 2020 Annual Report.

Non-current assets held for sale
Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell, with the exception of financial instruments which remain governed by the requirements of IFRS 9, and are held at their IFRS 9 carrying value. For details of the disposal of assets and liabilities in connection with the transfer of the Corporate & Investment Banking (CIB) business to the London Branch of Banco Santander SA (SLB), and for details on the sale of Retail Banking residential mortgage assets, see Note 33.

Discontinued operations
A discontinued operation is a component of the Santander UK group that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Condensed Consolidated Income Statement. Prior periods have been restated accordingly.

Future accounting developments
At 30 June 2021, for the Santander UK group, there were no significant new or revised standards and interpretations, and amendments thereto, which have been issued, including those which are not yet effective or which have otherwise not been early adopted where permitted.

Going concern
In light of the continuing economic uncertainty, the Directors updated their going concern assessment in preparing these Condensed Consolidated Interim Financial Statements. After making enquiries, the Directors have a reasonable expectation that Santander UK has adequate resources to continue in operational existence for at least twelve months from the date of this report and, therefore, having reassessed the principal risks and uncertainties, the Directors consider it appropriate for the Condensed Consolidated Interim Financial Statements to be prepared on a going concern basis.
In making their going concern assessment in connection with preparing the Condensed Consolidated Interim Financial Statements, the Directors considered a wide range of information that included Santander UK’s long-term business and strategic plans, forecasts and projections, estimated capital, funding and liquidity requirements, contingent liabilities and the reasonably possible changes in trading performance arising from potential economic, market and product developments. The Directors' assessment specifically considered the impacts of Covid-19, including for the following areas:
–Economic scenarios and probability weights: These underpin our ECL impairment allowances and are discussed in detail in the Credit risk section of the Risk review. The Directors reviewed the economic scenarios to ensure that they captured the wide range of potential outcomes for the UK economy. Whereas the outlook for 2021 is more positive following the success of the vaccination programme and cautious optimism that the worst of the health crisis has passed, the downside scenarios continue to encapsulate different potential outcomes including higher-for-longer unemployment, and emergence of Covid-19 variants that are more resistant to existing vaccines leading to further lockdowns and a slower recovery that is more akin to the ‘U’ shape of past recessions.
–Liquidity: Santander UK remains in a strong liquidity position and Covid-19 did not trigger a liquidity stress.
–Capital: Santander UK remains strongly capitalised and Covid-19 did not trigger a capital stress.
–Customers: Santander UK has supported many thousands of individuals and businesses affected by Covid-19 with a range of measures, including payment holidays on mortgages, personal loans and credit cards as well as taking an active part in UK Government loan schemes to help businesses. The majority of customers who took payment holidays have resumed payments. We continue to work with those customers who remain affected to understand their individual situations and, where necessary, help them resume payments.
–Operations: All our operations continue to operate effectively with a significant majority of staff working from home and the majority of branches remaining open and returning to more normal hours. The current operating model could be sustained indefinitely with additional resilience being continuously implemented and is not affecting our ability to operate all our services, or raising concerns about our Business Continuity Planning, and
–Key suppliers: Suppliers continue to be closely monitored in line with our Third Party Risk Management Framework. No significant service issues have been reported across our cohort of critical suppliers, and no material issues have been reported across our broader (non-critical) supply chain. Isolated supplier impacts have been seen, but these are being managed.
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2021 Half Yearly Financial Report | Financial statements

CRITICAL JUDGEMENTS AND ACCOUNTING ESTIMATES
The preparation of the Condensed Consolidated Interim Financial Statements requires management to make judgements and accounting estimates that affect the reported amount of assets and liabilities at the date of the Condensed Consolidated Interim Financial Statements and the reported amount of income and expenses during the reporting period. Management evaluates its judgements and accounting estimates, which are based on historical experience and on various other factors that are believed to be reasonable under the circumstances, on an ongoing basis. Actual results may differ from these accounting estimates under different assumptions or conditions.
In the course of preparing the Condensed Consolidated Interim Financial Statements, no significant judgements have been made in the process of applying the accounting policies, other than those involving estimations about credit impairment losses, provisions and contingent liabilities, pensions and goodwill.
There have been no significant changes in the basis upon which judgements and accounting estimates have been determined compared to that applied in the 2020 Annual Report, except as described below. Management have considered the impact of Covid-19 on critical judgements and accounting estimates.

a) Credit impairment losses

Key judgements	–Determining an appropriate definition of default
–Establishing the criteria for a significant increase in credit risk (SICR) and, for corporate borrowers, internal credit risk rating
–Applying post model adjustments
–Assessing individual corporate Stage 3 exposures
Key estimates	–Forward-looking multiple economic scenario assumptions
–Probability weights assigned to multiple economic scenarios
For more on each of these key judgements and estimates, including the impact of Covid-19 on them, see 'Management judgements and estimates applied in calculating ECL' in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.
Sensitivity of ECL allowance
For detailed disclosures, see 'Sensitivity of ECL allowance' in the ‘Credit risk – Santander UK group level – credit risk management’ section of the Risk review.

b) Provisions and contingent liabilities

Key judgements	–Determining whether a present obligation exists
–Assessing the likely outcome of future legal decisions
Key estimates	–Probability, timing, nature and amount of any outflows that may arise from past events
Note 26 'Contingent liabilities and commitments' includes disclosure relating to an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions, as well as an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. It also includes disclosure relating to certain leases in which current and former Santander UK group members were the lessor that are currently under review by HMRC in connection with claims for tax allowances.
These judgements are based on the specific facts available and often require specialist professional advice. There can be a wide range of possible outcomes and uncertainties, particularly in relation to legal actions, and regulatory and consumer credit matters. As a result, it is often not possible to make reliable estimates of the likelihood and amount of any potential outflows, or to calculate any resulting sensitivities. For more on each of these key judgements and estimates, see Notes 24 and 26.

c) Pensions

Key judgements	–Setting the criteria for constructing the corporate bond yield curve used to determine the discount rate
–Determining the methodology for setting the inflation assumption
Key estimates	–Discount rate applied to future cash flows
–Rate of price inflation
–Expected lifetime of the schemes' members
For more on each of these key judgements and estimates, including the impact of Covid-19 on them, see Note 25.
Sensitivity of defined benefit pension scheme estimates
For detailed disclosures see ‘Actuarial assumption sensitivities’ in Note 25.

d) Goodwill

Key judgements:
–Determining the basis of goodwill impairment calculation assumptions, including management's planning assumptions considering internal capital allocations needed to support Santander UK's strategy, current market conditions and the macro-economic outlook.

Key estimates:	–Forecast cash flows for cash generating units, including estimated allocations of regulatory capital
–Growth rate beyond initial cash flow projections
–Discount rates which factor in risk-free rates and applicable risk premiums
These are variables subject to fluctuations in external market rates and economic conditions beyond management’s control
For more on each of these key judgements and estimates, see Note 16.
Sensitivity of goodwill
For detailed disclosures, see ‘Sensitivities of key assumptions in calculating VIU’ in Note 20 to the Consolidated Financial Statements in the 2020 Annual Report.
66    Santander UK Group Holdings plc

Strategic report	Risk review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
2. SEGMENTS
Santander UK’s principal activity is financial services, mainly in the UK. The business is managed and reported on the basis of four segments, which are strategic business units that offer different products and services, have different customers and require different technology and marketing strategies.

As reflected in the 2020 Annual Report, the segmental basis of presentation in these Condensed Consolidated Interim Financial Statements changed following a management review of our structure. At 31 December 2020, this resulted in customer assets of £2.0bn and customer deposits of £3.1bn being transferred from Business Banking (in Retail Banking) to CCB, non-core corporate mortgages of £0.4bn transferring from Corporate Centre to CCB, and a number of smaller business lines transferring from CIB to Corporate Centre. For H120, this resulted in an increase in profit before tax in Retail Banking of £28m, a decrease in CCB of £31m, a decrease in CIB of £4m, and an increase of £7m in Corporate Centre. The net impact for Santander UK was nil.
Proposed transfer of the CIB business to SLB
Following a hearing held on 23 June 2021, the High Court of England and Wales has sanctioned the transfer of substantially all the CIB business of Santander UK to SLB by way of a Part VII banking business transfer scheme. The transfers of CIB business to SLB under the scheme are scheduled to take place before the end of 2021.
Management considered the related business transfers to be highly probable at 30 June 2021. As such, the Santander UK group reclassified as held for sale the assets and liabilities relating to the CIB business. For more details, see Note 33.
At 30 June 2021, the CIB business met the requirements for presentation as discontinued operations. For more details, see Note 33.

Results by segment

Half year to	Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
30 June 2021	£m	£m	£m	£m	£m
Net interest income/(expense)	1,750	203	—	(25)	1,928
Non-interest income	185	51	—	48	284
Total operating income	1,935	254	—	23	2,212
Operating expenses before credit impairment losses, provisions and charges	(922)	(177)	—	(242)	(1,341)
Credit impairment losses	48	22	—	—	70
Provisions for other liabilities and charges	(67)	(5)	—	(118)	(190)
Total operating credit impairment losses, provisions and charges	(19)	17	—	(118)	(120)
Profit/(loss) from continuing operations before tax	994	94	—	(337)	751

Revenue from external customers	2,223	273	—	(284)	2,212
Inter-segment revenue	(288)	(19)	—	307	—
Total operating income	1,935	254	—	23	2,212

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	185	23	—	—	208
–Insurance, protection and investments	33	—	—	—	33
–Credit cards	29	—	—	—	29
–Non-banking and other fees(2)	3	29	—	—	32
Total fee and commission income	250	52	—	—	302
Fee and commission expense	(140)	(10)	—	(5)	(155)
Net fee and commission income/(expense)	110	42	—	(5)	147

30 June 2021
Customer loans	189,526	17,055	1,913	3,105	211,599
Total assets(3)	198,741	17,055	2,057	73,957	291,810
Of which assets held for sale	608	—	2,037	—	2,645
Customer deposits	156,713	25,244	3,817	9,210	194,984
Total liabilities	157,268	25,263	3,912	88,400	274,843
Of which liabilities held for sale	—	—	3,912	—	3,912
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment loss allowances.
Santander UK Group Holdings plc    67

2021 Half Yearly Financial Report | Financial statements

Half year to(4)(5)	Retail Banking	Corporate & Commercial Banking	Corporate & Investment Banking	Corporate Centre	Total
30 June 2020	£m	£m	£m	£m	£m
Net interest income/(expense)	1,369	181	—	(33)	1,517
Non-interest income	227	49	—	8	284
Total operating income/(expense)	1,596	230	—	(25)	1,801
Operating expenses before credit impairment losses, provisions and charges	(984)	(161)	—	(79)	(1,224)
Credit impairment losses	(213)	(150)	—	(1)	(364)
Provisions for other liabilities and charges	(56)	3	—	(12)	(65)
Total operating credit impairment losses, provisions and charges	(269)	(147)	—	(13)	(429)
Profit/(loss) from continuing operations before tax	343	(78)	—	(117)	148

Revenue from external customers	1,973	278	—	(451)	1,800
Inter-segment revenue	(377)	(48)	—	426	1
Total operating income/(expense)	1,596	230	—	(25)	1,801

Revenue from external customers includes the following fee and commission income disaggregated by income type:(1)
–Current account and debit card fees	244	21	—	—	265
–Insurance, protection and investments	31	—	—	—	31
–Credit cards	35	—	—	—	35
–Non-banking and other fees(2)	20	24	—	5	49
Total fee and commission income	330	45	—	5	380
Fee and commission expense	(164)	(12)	—	(5)	(181)
Net fee and commission income	166	33	—	—	199

31 December 2020
Customer loans	186,476	17,626	2,784	3,483	210,369
Total assets(3)	195,142	17,626	2,784	83,512	299,064
Customer deposits	152,167	24,985	6,506	8,074	191,732
Total liabilities	152,715	25,011	6,517	98,576	282,819
(1)The disaggregation of fees and commission income as shown above is not included in reports provided to the chief operating decision maker but is provided to show the split by reportable segments.
(2)Non-banking and other fees include mortgages (except mortgage account fees), consumer finance, commitment commission, asset finance, invoice finance and trade finance.
(3)Includes customer loans, net of credit impairment loss allowances
(4)Restated, as reflected in Note 2 to the Consolidated Financial Statements in the 2020 Annual Report, following a management review of our structure.
(5)Restated to reflect the presentation of discontinued operations, as set out in Note 33.
Geographical information is not provided, as substantially all of Santander UK’s activities are in the UK.

Sale of Retail Banking mortgage assets
At 30 June 2021, Santander UK was in the process of selling a portfolio of Retail Banking residential mortgage assets and expected to complete the transaction in August 2021. Management considered the sale to be highly probable at 30 June 2021. As such, the Santander UK group reclassified as held for sale the mortgage assets. For more details, see Note 33.
68    Santander UK Group Holdings plc

Strategic report	Risk review	Financial review	Financial statements	Shareholder information
Notes to the financial statements
3. OTHER OPERATING INCOME
In H121, the Santander UK group repurchased certain debt securities as part of ongoing liability management exercises, resulting in a loss of £27m. In H120, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £17m.

In H121, the Santander UK group sold its UK head office site in Triton Square, London to a wholly owned subsidiary of its parent, Banco Santander SA, given the decision to invest in a new Milton Keynes campus. Other operating income includes a £71m gain on sale of the UK head office site. The net gain reflects a sale price based on independent valuations.

4. OPERATING EXPENSES BEFORE CREDIT IMPAIRMENT LOSSES, PROVISIONS AND CHARGES

	Half year to	Half year to(1)
	30 June 2021	30 June 2020
	£m	£m
Staff costs	587	585
Other administration expenses	433	368
Depreciation, amortisation and impairment	321	271
	1,341	1,224
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 33.

'Other administration expenses' includes £10m (H120: £4m) expenses related to short-term leases.

In H121, depreciation, amortisation and impairment' included an impairment charge of £105m associated with branch and head office site closures. For more, see Note 17.

5. CREDIT IMPAIRMENT LOSSES AND PROVISIONS

	Half year to	Half year to(1)
	30 June 2021	30 June 2020
	£m	£m
Credit impairment loss/(release):
Loans and advances to customers	(33)	384
Recoveries of loans and advances, net of collection costs	(13)	(15)
Off-balance sheet exposures (See Note 24)	(24)	(5)
	(70)	364
Provisions for other liabilities and charges (excluding off-balance sheet credit exposures) (See Note 24)	191	65
Provisions for residual value and voluntary termination	(1)	—
	190	65
	120	429
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 33.

In H121 and H120 there were no material credit impairment losses on loans and advances to banks, non-trading reverse repurchase agreements, other financial assets at amortised cost and financial assets at fair value through other comprehensive income.
Santander UK Group Holdings plc    69

2021 Half Yearly Financial Report | Financial statements

6. TAXATION

The Santander UK group’s effective tax rate for H121 was 27.2% (H120: 23.6%). The tax on profit before tax differs from the theoretical amount that would arise using the basic corporation tax rate of the Company as follows:

	Half year to	Half year to(1)
	30 June 2021	30 June 2020
	£m	£m
Profit from continuing operations before tax	751	148
Tax calculated at a tax rate of 19% (H120: 19%)	143	28
Bank surcharge on profits	49	6
Non-deductible preference dividends paid	6	3
Non-deductible UK Bank Levy	14	6
Other non-deductible costs and non-taxable income	12	3
Effect of change in tax rate on deferred tax provision	12	6
Tax relief on dividends in respect of other equity instruments	(32)	(13)
Adjustment to prior year provisions	—	(4)
Tax on profit from continuing operations	204	35
(1)Adjusted to reflect the presentation of discontinued operations as set out in Note 33.

The UK government announced in its budget on 3 March 2021 that it would increase the main rate of corporation tax by 6% to 25% with effect from 1 April 2023. This change was substantively enacted on 24 May 2021 and, as a result, the effect has been reflected in the closing deferred tax position included in these financial statements. The comparative 2020 results reflected an increase in tax rates by 2% following an announcement in the 2020 budget to reverse a previously planned rate reduction from April 2020.

7. DIVIDENDS ON ORDINARY SHARES
No interim dividend was declared on the Company’s ordinary shares in issue (H120: £nil).

8. DERIVATIVE FINANCIAL INSTRUMENTS

The table below includes the notional amounts of transactions outstanding at the balance sheet date; they do not represent actual exposures.

	30 June 2021			31 December 2020
		Fair value			Fair value
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Derivatives held for trading:
Exchange rate contracts	12,891	235	216	15,465	395	431
Interest rate contracts	32,382	577	677	40,630	926	837
Equity and credit contracts	1,293	143	57	1,319	124	83
Total derivatives held for trading	46,566	955	950	57,414	1,445	1,351
Derivatives held for hedging
Designated as fair value hedges:
Exchange rate contracts	598	52	1	789	84	6
Interest rate contracts	84,722	992	1,324	93,748	1,225	1,885
	85,320	1,044	1,325	94,537	1,309	1,891
Designated as cash flow hedges:
Exchange rate contracts	23,756	1,131	380	27,020	1,978	409
Interest rate contracts	26,198	295	33	19,407	467	23
Equity derivative contracts	33	10	—	13	6	—
	49,987	1,436	413	46,440	2,451	432
Total derivatives held for hedging	135,307	2,480	1,738	140,977	3,760	2,323
Derivative netting(1)		(1,384)	(1,384)		(1,754)	(1,754)
Total derivatives	181,873	2,051	1,304	198,391	3,451	1,920
(1)    Derivative netting excludes the effect of cash collateral, which is offset against the gross derivative position. The amount of cash collateral received that had been offset against the gross derivative assets was £401m (2020: £330m) and the amount of cash collateral paid that had been offset against the gross derivative liabilities was £245m (2020: £651m).

IBOR Reform
Note 32 includes details of the notional value of hedging instruments by benchmark interest rate impacted by IBOR reform and the notional amounts of assets, liabilities and off-balance sheet commitments affected by IBOR reform that have yet to transition to an alternative benchmark interest rate.

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Notes to the financial statements
9. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2021	31 December 2020
	£m	£m
Loans and advances to customers:
Loans to housing associations	12	13
Other loans	510	579
	522	592
Debt securities	107	112
Equity securities	142	130
	771	834

10. LOANS AND ADVANCES TO CUSTOMERS

	30 June 2021	31 December 2020
	£m	£m
Loans and advances to customers	212,449	213,535
Credit impairment loss allowances on loans and advances to customers	(1,141)	(1,303)
RV and voluntary termination provisions on finance leases	(49)	(54)
Net loans and advances to customers	211,259	212,178
For movements in expected credit losses, see the 'Movement in total exposures and the corresponding ECL' table in the Santander UK group level - Credit risk review section of the Risk review.
The balance at 30 June 2021 excludes loans and advances to customers classified as assets held for sale. For more, see Note 33.

11. SECURITISATIONS AND COVERED BONDS
The information in this Note relates to securitisations and covered bonds for consolidated structured entities, used to obtain funding or collateral. It excludes structured entities relating to credit protection vehicles.

The gross assets securitised, or for the covered bond programme assigned, at 30 June 2021 and 31 December 2020 were:

	30 June 2021	31 December 2020
	£m	£m
Mortgage-backed master trust structures:
–Holmes	2,566	3,073
–Fosse	2,170	2,258
–Langton	—	2,782
	4,736	8,113
Other asset-backed securitisation structures:
–Motor	103	189
–Auto ABS UK Loans	1,325	1,460
	1,428	1,649
Total securitisation programmes	6,164	9,762
Covered bond programmes
–Euro 35bn Global Covered Bond Programme	19,000	23,670
Total securitisation and covered bond programmes	25,164	33,432

The following table sets out the internal and external issuances and redemptions in H121 and H120 for each securitisation and covered bond programme.

	Internal issuances		External issuances		Internal redemptions		External redemptions
	H121	H120	H121	H120	H121	H120	H121	H120
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Mortgage-backed master trust structures:
–Holmes	—	—	—	—	—	0.1	0.3	0.5
–Langton	—	—	—	—	2.4	—	—	—
Other asset-backed securitisation structures:
–Motor	—	—	—	—	0.1	0.1	—	0.1
–Auto ABS UK Loans	—	—	—	—	0.1	—	0.1	0.1
Covered bond programme	—	—	—	3.0	—	—	4.5	1.8
	—	—	—	3.0	2.6	0.2	4.9	2.5
In H121, the remaining Langton bonds were redeemed and the associated mortgages were repurchased by Santander UK plc.
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12. REVERSE REPURCHASE AGREEMENTS – NON TRADING

	30 June 2021	31 December 2020
	£m	£m
Agreements with banks	1,250	1,258
Agreements with customers	16,947	18,341
	18,197	19,599

13. OTHER FINANCIAL ASSETS AT AMORTISED COST

	30 June 2021	31 December 2020
	£m	£m
Asset backed securities	467	491
Debt securities	63	672
	530	1,163

14. FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June 2021	31 December 2020
	£m	£m
Debt securities	6,348	8,929
Loans and advances to customers	20	21
	6,368	8,950

15. INTERESTS IN OTHER ENTITIES
There have been no significant changes to the Santander UK group's interests in subsidiaries, associates, joint ventures and unconsolidated structured entities, as set out in Note 19 to the Consolidated Financial Statements in the 2020 Annual Report.

16. INTANGIBLE ASSETS
Intangible assets comprise goodwill and computer software.
Goodwill
The following CGUs include in their carrying values goodwill that comprises the goodwill reported by Santander UK. The CGUs do not carry on their balance sheets any other intangible assets with indefinite useful lives. For key assumptions used in the value in use (VIU) calculation, as the basis of the recoverable amount of each CGU, see Note 20 to the Consolidated Financial Statements in the 2020 Annual Report. At 30 June 2021 a review was performed to identify any potential impairment indicators. No indicators of impairment were identified and so a full impairment test was not performed for the half year. The key assumptions are set out in the table below.

	Goodwill		Discount rate		Growth rate beyond initial cash flow projections
	30 June 2021	31 December 2020	30 June 2021	31 December 2020	30 June 2021	31 December 2020
CGU	£m	£m	%	%	%	%
Personal financial services	1,169	1,169	14.6	13.6	1.6	1.6
Private banking	30	30	11.0	8.9	1.6	1.6
Other	4	4	14.6	13.6	1.6	1.6
	1,203	1,203

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Notes to the financial statements
17. PROPERTY, PLANT AND EQUIPMENT

	Property	Office fixtures and equipment	Computer software	Operating lease assets	Right-of-use assets	Total(2)
	£m	£m	£m	£m	£m	£m
Cost:
At 1 January 2021	1,275	1,362	436	720	222	4,015
Additions	23	13	—	194	59	289
Disposals	(306)	(267)	—	(122)	(20)	(715)
At 30 June 2021	992	1,108	436	792	261	3,589
Accumulated depreciation:
At 1 January 2021	491	1,053	434	178	119	2,275
Charge for the period(1)	17	47	—	48	10	122
Impairment during the period	57	29	—	—	19	105
Disposals	(210)	(236)	—	(50)	(19)	(515)
At 30 June 2021	355	893	434	176	129	1,987
Net book value	637	215	2	616	132	1,602

Cost:
At 1 January 2020	1,275	1,442	439	738	214	4,108
Additions	61	24	2	185	10	282
Disposals	(61)	(104)	(5)	(203)	(2)	(375)
At 31 December 2020	1,275	1,362	436	720	222	4,015
Accumulated depreciation:
At 1 January 2020	457	1,022	434	164	60	2,137
Charge for the year(1)	56	111	—	92	59	318
Impairment during the year	24	—	—	—	—	24
Disposals	(46)	(80)	—	(78)	—	(204)
At 31 December 2020	491	1,053	434	178	119	2,275
Net book value	784	309	2	542	103	1,740
(1)Following a review of the estimated useful lives of property as part of Santander UK's transformation program, the charge for the period includes accelerated property depreciation of £4m (2020: £9m).
(2)Property, plant and equipment includes assets under construction of £72m (2020: £55m).

Property, office fixtures and equipment and right-of-use assets were impaired in the period as a result of our multi-year transformation project. The impairment relates to leasehold properties within the scope of our branch network restructuring programme and head office sites which are either closing or consolidating.
18. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	30 June 2021	31 December 2020
	£m	£m
US$30bn Euro Medium Term Note Programme	96	102
Structured Notes Programmes	431	805
Eurobonds	144	150
Structured deposits	347	375
Collateral and associated financial guarantees	5	2
	1,023	1,434

19. DEPOSITS BY CUSTOMERS

	30 June 2021	31 December 2020
	£m	£m
Demand and time deposits(1)	190,714	191,774
Amounts due to fellow Banco Santander subsidiaries and joint ventures	1,121	1,314
	191,835	193,088
(1)Includes equity index-linked deposits of £578m (2020: £577m). The capital amount guaranteed/protected and the amount of return guaranteed in respect of the equity index-linked deposits were £578m and £2m (2020: £577m and £2m) respectively.

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20. DEPOSITS BY BANKS

	30 June 2021	31 December 2020
	£m	£m
Items in the course of transmission	497	375
Deposits held as collateral	1,045	2,071
Other deposits(1)	18,952	18,527
	20,494	20,973
(1)Includes drawdown from the TFS of £3.3bn (2020: £6.3bn) and drawdown from the TFSME of £15.2bn (2020: £11.7bn).

21. REPURCHASE AGREEMENTS – NON TRADING

	30 June 2021	31 December 2020
	£m	£m
Agreements with banks	2,898	6,358
Agreements with customers	11,191	9,490
	14,089	15,848

22. DEBT SECURITIES IN ISSUE

	30 June 2021	31 December 2020
	£m	£m
Medium-term notes	14,091	16,325
Euro 35bn Global Covered Bond Programme	14,677	19,285
US$20bn Commercial Paper Programmes	3,052	2,824
Certificates of deposit	2,466	2,858
Credit linked notes	58	57
Securitisation programmes	1,979	2,330
	36,323	43,679

23. SUBORDINATED LIABILITIES

30 June 2021	31 December 2020
£m	£m
2,513	2,556

In H121, the Santander UK group repurchased certain debt securities as part of ongoing liability management exercises, resulting in a loss of £27m. In H120, the Santander UK group repurchased certain debt securities and subordinated liabilities as part of ongoing liability management exercises, resulting in a loss of £17m.

24. PROVISIONS

	Conduct remediation
	PPI	Other products	Bank Levy	Property	Off balance sheet ECL	Regulatory and other	Total

	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	76	8	38	45	75	226	468
Additional provisions (See Note 5)	—	—	—	43	—	148	191
Provisions released (See Note 5)	—	—	—	—	(24)	—	(24)
Utilisation and other	(39)	—	(38)	(9)	—	(104)	(190)
At 30 June 2021	37	8	—	79	51	270	445

Conduct remediation
Payment Protection Insurance (PPI)
At 30 June 2021, the remaining provision for PPI redress and related costs was £37m (2020: £76m). There was no additional provision in H121.
At 30 June 2021, the outstanding activities which drive the ongoing provision requirement relate to the final aspects of complaints close down activity and the commercial settlement with the Official Receiver.
Customers continue to commence litigation concerning the historical sale of PPI. Provision has been made for the best estimate of any obligation to pay compensation in respect of current stock and estimated future claims. The extent of the potential liability and amount of any compensation to be paid remains uncertain.
The provision for conduct remediation recognised represents management’s best estimate of Santander UK’s liability in respect of mis-selling of PPI policies.
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Notes to the financial statements

Property
Property provisions were impacted by £43m of transformation charges in H121. These relate to a multi-year project to deliver on our strategic priorities and enhance efficiency in order for us to better serve our customers and meet our medium-term targets. These charges consist of costs relating to leasehold properties within the scope of our branch network restructuring programme and decommissioning costs relating to head office sites which are either closing or consolidating.

Regulatory and other
In H121 there was a charge of £69m as part of our multi-year transformation programme to improve future returns, focused on simplifying, digitising and automating the bank, comprising mainly of redundancy costs of £57m relating to branch and head office site closures. There was also a charge for operational risk provisions of £50m, due to an increase in Push Payment fraud volumes and losses, £13m for legal provisions and smaller charges for other provisions.
In H121 we did not experience any material operational risk losses. The losses were in line with H120 and remained comfortably within our forecast and 2021 risk appetite. Aligned to the rest of the industry, we continue to experience losses related to Push Payment fraud. In addition, provisions are being managed to cover existing customer remediation programmes and associated costs.

25. RETIREMENT BENEFIT PLANS
The amounts recognised in the balance sheet were as follows:

	30 June 2021	31 December 2020
	£m	£m
Assets/(liabilities)
Funded defined benefit pension scheme - surplus	1,084	496
Funded defined benefit pension scheme - deficit	(113)	(361)
Unfunded pension and post retirement medical benefits	(39)	(42)
Total net assets	932	93

a) Defined contribution pension plans
An expense of £33m (H120: £33m) was recognised for defined contribution plans in the period and is included in staff costs classified within operating expenses (see Note 4).
b) Defined benefit pension schemes
The total amount charged to the income statement was £23m (H120: £17m).
The amounts recognised in other comprehensive income were as follows:

	30 June 2021	30 June 2020
	£m	£m
Return on plan assets (excluding amounts included in net interest expense)	383	(1,115)
Actuarial losses arising from changes in demographic assumptions	—	38
Actuarial gains arising from experience adjustments	(30)	(10)
Actuarial (gains)/losses arising from changes in financial assumptions	(1,098)	1,463
Pension remeasurement	(745)	376

The net assets recognised in the balance sheet were determined as follows:

	30 June 2021	31 December 2020
	£m	£m
Present value of defined benefit obligations	(12,682)	(13,894)
Fair value of scheme assets	13,614	13,987
Net defined benefit assets	932	93

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Actuarial assumptions
The principal actuarial assumptions used for the defined benefit schemes were:

	30 June 2021	31 December 2020
	%	%
To determine benefit obligations:
– Discount rate for scheme liabilities	1.9	1.3
– General price inflation	3.2	3.0
– General salary increase	1.0	1.0
– Expected rate of pension increase	3.1	2.9

	Years	Years
Longevity at 60 for current pensioners, on the valuation date:
– Males	27.5	27.5
– Females	30.1	30.0
Longevity at 60 for future pensioners currently aged 40, on the valuation date:
– Males	29.1	29.0
– Females	31.6	31.5

In March 2021, the Trustee entered into a longevity swap. Approximately 85% of pensioner liabilities were covered by the longevity swap at inception. The value of the swap at 30 June 2021 was nil.
Actuarial assumption sensitivities
The sensitivity analyses below have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

		(Decrease)/increase
	Change in pension obligation at period end from	30 June 2021	31 December 2020
Assumption		£m	£m
Discount rate	25 bps increase	(573)	(662)
General price inflation(1)	25 bps increase	411	480
Mortality	Each additional year of longevity assumed	453	515
(1)The comparative figure for general price inflation sensitivity of £365m as at 31 December 2020 has been restated. This was due to an error and does not impact the actual reported assumption value.

26. CONTINGENT LIABILITIES AND COMMITMENTS

	30 June 2021	31 December 2020
	£m	£m
Guarantees given to third parties	739	939
Formal standby facilities, credit lines and other commitments	41,012	42,231
	41,751	43,170
Where the items set out below can be reliably estimated, they are disclosed in the table above.

Other legal actions and regulatory matters
Santander UK engages in discussion, and co-operates, with the FCA, PRA, CMA and other regulators and government agencies in various jurisdictions in their supervision and review of Santander UK including reviews exercised under statutory powers, regarding its interaction with past and present customers, both as part of general thematic work and in relation to specific products, services and activities. During the ordinary course of business, Santander UK is also subject to complaints and threatened legal proceedings brought by or on behalf of current or former employees, customers, investors or other third parties, in addition to legal and regulatory reviews, challenges and tax or enforcement investigations or proceedings in various jurisdictions. All such matters are assessed periodically to determine the likelihood of Santander UK incurring a liability.
In those instances where it is concluded that it is not yet probable that a quantifiable payment will be made, for example because the facts are unclear or further time is required to fully assess the merits of the case or to reasonably quantify the expected payment, no provision is made. In addition, where it is not currently practicable to estimate the possible financial effect of these matters, no provision is made.

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Notes to the financial statements
Payment Protection Insurance
In relation to a specific PPI portfolio of complaints, a legal dispute regarding allocation of liability is in its early stages. The dispute relates to the liability for PPI mis-selling complaints relating to pre-2005 PPI policies underwritten by AXA France IARD and AXA France Vie (together, AXA France - previously Financial Insurance Company Ltd and Financial Assurance Company Ltd respectively) and involves Santander Cards UK Limited (a former GE Capital Corporation entity and distributor of pre-2005 PPI known as GE Capital Bank Limited which was acquired by Banco Santander SA in 2008 and subsequently transferred to Santander UK plc) and a Banco Santander SA subsidiary Santander Insurance Services UK Limited (together the Santander Entities). During the relevant period, AXA France were owned by Genworth Financial International Holdings, Inc (Genworth).
In September 2015 AXA S.A. acquired AXA France from Genworth. In July 2017, the Santander Entities notified AXA France that they did not accept liability for losses on PPI policies relating to this period. Santander UK plc entered into a Complaints Handling Agreement (CHA) with AXA France pursuant to which it agreed to handle complaints on their behalf, and AXA France agreed to pay redress assessed to be due to relevant policyholders on a without prejudice basis. A standstill agreement was entered into between the Santander Entities and AXA France as a condition of the CHA.
In July 2020, Genworth announced that it had agreed to pay AXA circa £624m in respect of PPI mis-selling losses in settlement of the related dispute concerning obligations under the sale and purchase agreement pursuant to which Genworth sold AXA France to AXA. The CHA between Santander UK plc and AXA France terminated on 26 December 2020. On 30 December 2020, AXA France provided written notice to the Santander Entities to terminate the standstill agreement. During H121, AXA France commenced litigation against the Santander Entities seeking recovery of £636 m and any further losses relating to pre-2005 PPI. The Santander Entities acknowledged service indicating their intention to defend the claim in full and have now issued an application for AXA France’s claim to be struck out/summarily dismissed. This dispute is at an early stage and there are ongoing factual issues to be resolved which may have legal consequences including in relation to liability. These issues create uncertainties which mean that it is difficult to reliably predict the outcome or the timing of the resolution of the matter. The regulatory and other provision in Note 24 includes our best estimate of the Santander Entities’ liability to the specific portfolio. Further information has not been provided on the basis that it would be seriously prejudicial to the Santander Entities’ interests in connection with the dispute.
In addition, and in relation to PPI more generally the PPI provision includes an amount relating to legal claims challenging the FCA’s industry guidance on the treatment of Plevin / recurring non-disclosure assessments. This provision is based on current stock levels, future projected claims, and average redress. There remains a risk that volumes received in future may be higher than forecast. The provision in Note 24 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not currently practicable to provide an estimate of the risk and amount of any further financial impact.

German dividend tax arbitrage transactions
In June 2018 the Cologne Criminal Prosecution Office and the German Federal Tax Office commenced an investigation in relation to the historical involvement of Santander UK plc, Santander Financial Services plc and Cater Allen International Limited (all subsidiaries of Santander UK Group Holdings plc) in German dividend tax arbitrage transactions (known as cum/ex transactions). These transactions allegedly exploited a loophole of a specific German settlement mechanism through short-selling and complex derivative structuring which resulted in the German government either refunding withholding tax where such tax had not been paid or refunding it more than once. The German authorities are investigating numerous institutions and individuals in connection with alleged transactions and practices which may be found to be illegal under German law.
During H121 we continued to cooperate with the German authorities and, with the assistance of external experts, to progress an internal investigation into the matters in question. From Santander UK plc’s perspective, the investigation is focused principally on the period 2009-2011 and remains on-going. There remain factual issues to be resolved which may have legal consequences including potentially material financial penalties. These issues create uncertainties which mean that it is difficult to predict the resolution of the matter including timing or the significance of the possible impact.

Consumer credit
The Santander UK group’s unsecured lending and other consumer credit business is governed by consumer credit law and related regulations, including the CCA. Claims brought by customers in relation to these requirements, including potential breaches, could result in costs to the Santander UK group where such potential breaches are not found to be de minimis. The CCA includes very detailed and prescriptive requirements for lenders, including in relation to post contractual information.
Other provisions include an amount of £41m (2020: £47m) arising from a systems-related historical issue identified by Santander UK, relating to compliance with certain requirements of the CCA. This provision has been based on detailed reviews of relevant systems related to consumer credit business operations, supported by external legal and regulatory advice. The Regulatory and other provision in Note 24 includes our best estimate of Santander UK’s liability for the specific issue. The actual cost of customer compensation could differ from the amount provided. It is not practicable to provide an estimate of the risk and amount of any further financial impact.
FCA civil regulatory investigation into Santander UK plc financial crime systems, processes and controls and compliance with the Money Laundering Regulations 2007
Santander UK plc is cooperating with an FCA civil regulatory investigation which commenced in July 2017 into our compliance with the Money Laundering Regulations 2007 and potential breaches of FCA principles and rules relating to anti-money laundering and financial crime systems and controls. The FCA’s investigation focuses primarily on the period 2012 to 2017 and includes consideration of high risk customers including Money Service Businesses. It is not currently possible to make a reliable assessment of any liability resulting from the investigation including any financial penalty.
Taxation
The Santander UK group engages in discussion, and co-operates, with HM Revenue & Customs (HMRC) in their oversight of the Santander UK group’s tax matters. The Santander UK group adopted the UK’s Code of Practice on Taxation for Banks in 2010.
Certain leases in which the Santander UK group is or was the lessor have been under review by HMRC in connection with claims for tax allowances. Under the terms of the lease agreements, the Santander UK group is fully indemnified in all material respects by the respective lessees for any liability arising from the disallowance of tax allowances plus accrued interest.
During H121, an outline agreement in principle in respect of a number of these lease arrangements was reached directly between the lessee and HMRC.
Certain other lease arrangements, where the tax liabilities are considered immaterial, remain under review. Whilst legal opinions have been obtained to support the Santander UK group’s position, the matter remains uncertain pending formal resolution with HMRC and any subsequent litigation. These matters moved to formal litigation in 2020, as required under the terms of the leases, and it is currently anticipated that hearings will be held at the First Tier Tax Tribunal in 2022.
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Other
On 2 November 2015, Visa Europe Ltd agreed to sell 100% of its share capital to Visa Inc. The deal closed on 21 June 2016. As a member and shareholder of Visa Europe Ltd, Santander UK received upfront consideration made up of cash and convertible preferred stock. Conversion of the preferred stock into Class A Common Stock of Visa Inc. depends on the outcome of litigation against Visa involving UK & Ireland (UK&I) multilateral interchange fees (MIFs). Following ring-fencing, all Visa stock is now held by Santander Equity Investments Limited (SEIL), outside the ring fenced bank. In valuing the preferred stock, SEIL makes adjustments for illiquidity and the potential for changes in conversion rate due to litigation costs. In June 2020, the Supreme Court issued a judgement finding that MIFs restricted competition. In 2020, this resulted in a change to the calculation of the fair value adjustments, which reduced the fair value of the convertible preferred stock by £10m. There has not been any further change to the calculation of the fair value adjustment in H121.
In September 2020, pursuant to the scheduled release assessment, Visa released half of the value of the convertible preferred stock. As a result of this release, SEIL was issued with 5,211 units of Series A Convertible Participating Preferred Stock (Series A Preferred Stock). When sold by SEIL, each share of Series A Preferred Stock will automatically convert into 100 shares of Class A Common Stock of Visa Inc. In H121, SEIL sold 10 units of Series A Preferred Stock for £0.22m, and therefore has 5,201 units of Series A Preferred Stock remaining as at 30 June 2021.
In addition, Santander UK and certain other UK&I banks have agreed to indemnify Visa Inc. in the event that the preferred stock is insufficient to meet the costs of this litigation. Visa Inc. has recourse to this indemnity once more than €1bn of losses relating to UK&I MIFs have arisen or once the total value of the preferred stock issued to UK&I banks on closing has been reduced to nil. Whilst Santander UK's liability under this indemnity is capped at €39.85m, Visa Inc. may have recourse to a general indemnity in place under Visa Europe Operating Regulations for damages not satisfied through the above mechanism. At this stage, it is unclear whether the litigation will give rise to more than €1bn of losses relating to UK&I MIFs which means it is difficult to predict the resolution of the matter including the timing or the significance of the possible impact.
As part of the sale of subsidiaries, businesses and other entities, and as is normal in such circumstances, Santander UK has given warranties and indemnities to the purchasers.

27. OTHER EQUITY INSTRUMENTS

	Interest rate		30 June 2021	31 December 2020
	%	Next call date	£m	£m
AT1 securities:
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.75	June 2024	496	496
- £750m Fixed Rate Reset Perpetual AT1 Capital Securities	7.375	June 2022	745	745
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	5.33	n/a	—	500
- £500m Fixed Rate Reset Perpetual AT1 Capital Securities	6.30	March 2025	500	500
- £450m Fixed Rate Reset Perpetual AT1 Capital Securities	4.25	March 2026	450	—
			2,191	2,241

In March 2021, Santander UK Group Holdings plc purchased and redeemed the £500m 5.33% Fixed Rate Reset Perpetual AT1 Capital Securities and issued £450m 4.25% Fixed Rate Reset Perpetual AT1 Capital Securities, which were fully subscribed by the Company’s immediate parent company, Banco Santander SA.

28. NON-CONTROLLING INTERESTS

	Initial interest rate		30 June 2021	31 December 2020
	%	First call date	£m	£m
Santander UK plc issued:
– £300m Step-up Callable Perpetual Reserve Capital Instruments	7.037	February 2026	235	235
PSA Finance UK Limited			180	162
			415	397

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Notes to the financial statements
29. ASSETS CHARGED AS SECURITY FOR LIABILITIES AND COLLATERAL ACCEPTED AS SECURITY FOR ASSETS

Securitisations and covered bonds
As described in Note 14 to the Consolidated Financial Statements in the 2020 Annual Report, Santander UK plc and certain of its subsidiaries issue securitisations and covered bonds. At 30 June 2021, there were £25,164m (2020: £33,432m) of gross assets in these secured programmes, of which £130m (2020: £2,294m) related to internally retained issuances that were available for use as collateral for liquidity purposes in the future.
At 30 June 2021, a total of £2,011m (2020: £4,530m) of notes issued under securitisation and covered bond programmes had been retained internally, a proportion of which had been used as collateral via third party bilateral secured funding transactions, which totalled £500m at 30 June 2021 (2020: £1,114m), or for use as collateral for liquidity purposes in the future.

30. RELATED PARTY DISCLOSURES
The financial position and performance of the Santander UK group have not been materially affected in H121 by any related party transactions, or changes to related party transactions, except for the classification of the assets and liabilities of the CIB business as held for sale and its results as discontinued operations, given the transfer of the CIB business to SLB, as set out in Note 33. These transactions were made in the ordinary course of business, on substantially the same terms as for comparable transactions with third party counterparties, and within limits acceptable to the PRA. Such transactions do not involve more than the normal risk of collectability or present any unfavourable features. In addition, transactions with pension schemes operated by the Santander UK group are described in Note 30 to the Consolidated Financial Statements in the 2020 Annual Report.

31. FINANCIAL INSTRUMENTS
a) Measurement basis of financial assets and liabilities
Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. Note 1 to the Consolidated Financial Statements in the 2020 Annual Report describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised.

Disclosures relating to fair value measurement and hierarchy, valuation techniques and the control framework and related aspects pertaining to financial instruments at fair value are included in the 2020 Annual Report. Valuation, sensitivity methodologies and inputs at 30 June 2021 are consistent with those described in Note 40 to the Consolidated Financial Statements in the 2020 Annual Report.

b) Fair values of financial instruments carried at amortised cost
The following tables analyse the fair value of the financial instruments carried at amortised cost at 30 June 2021 and 31 December 2020. It does not include fair value information for financial assets and financial liabilities carried at amortised cost if the carrying amount is a reasonable approximation of fair value. Details of the valuation methodology of the financial assets and financial liabilities carried at amortised cost can be found in Note 40(e) to the Consolidated Financial Statements in the 2020 Annual Report.

	30 June 2021		31 December 2020
		Carrying		Carrying
	Fair value	value	Fair value	value
	£m	£m	£m	£m
Assets
Loans and advances to customers	214,115	211,259	214,730	212,178
Loans and advances to banks	1,585	1,585	2,004	2,004
Reverse repurchase agreements - non trading	18,198	18,197	19,608	19,599
Other financial assets at amortised cost	539	530	1,192	1,163
Assets held for sale(1)	2,493	2,486	—	—
	236,930	234,057	237,534	234,944
Liabilities
Deposits by customers	191,914	191,835	193,211	193,088
Deposits by banks	20,494	20,494	20,982	20,973
Repurchase agreements - non trading	14,088	14,089	15,847	15,848
Debt securities in issue	37,415	36,323	44,930	43,679
Subordinated liabilities	3,080	2,513	3,069	2,556
Liabilities held for sale(1)	3,790	3,790	—	—
	270,781	269,044	278,039	276,144
(1)Assets and liabilities classified as held for sale are measured in accordance with IFRS 9. Any assets and liabilities held for sale which are measured at fair value are included in the fair value table in section (c) below.

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c) Fair values of financial instruments measured at fair value
The following tables summarise the fair values of the financial assets and liabilities accounted for at fair value at 30 June 2021 and 31 December 2020, analysed by their levels in the fair value hierarchy - Level 1, Level 2 and Level 3.

		30 June 2021				31 December 2020
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Valuation
		£m	£m	£m	£m	£m	£m	£m	£m	technique
Assets
Derivative financial instruments	Exchange rate contracts	—	1,410	1	1,411	—	2,455	2	2,457	A
	Interest rate contracts	—	1,872	—	1,872	—	2,604	14	2,618	A & C
	Equity and credit contracts	—	94	58	152	—	71	59	130	B & D
	Netting	—	(1,384)	—	(1,384)	—	(1,754)	—	(1,754)
		—	1,992	59	2,051	—	3,376	75	3,451
Other financial assets at FVTPL	Loans and advances to customers	—	448	74	522	—	493	99	592	A
	Debt securities	—	2	105	107	—	3	109	112	A, B & D
	Equity securities	88	—	54	142	83	—	47	130	B
		88	450	233	771	83	496	255	834
Financial assets at FVOCI	Debt securities	6,160	188	—	6,348	8,501	428	—	8,929	D
	Loans and advances to customers	—	—	20	20	—	—	21	21	D
		6,160	188	20	6,368	8,501	428	21	8,950
Assets held for sale(1)		—	143	16	159	—	—	—	—
Total assets at fair value		6,248	2,773	328	9,349	8,584	4,300	351	13,235

Liabilities
Derivative financial instruments	Exchange rate contracts	—	565	—	565	—	846	—	846	A
	Interest rate contracts	—	2,064	2	2,066	—	2,742	3	2,745	A & C
	Equity and credit contracts	—	26	31	57	—	54	29	83	B & D
	Netting	—	(1,384)	—	(1,384)	—	(1,754)	—	(1,754)
		—	1,271	33	1,304	—	1,888	32	1,920
Other financial liabilities at FVTPL	Debt securities in issue	—	666	5	671	—	1,051	6	1,057	A
	Structured deposits	—	347	—	347	—	375	—	375	A
	Collateral and associated financial guarantees	—	3	2	5	—	—	2	2	D
		—	1,016	7	1,023	—	1,426	8	1,434
Liabilities held for sale(1)		—	122	—	122	—	—	—	—
Total liabilities at fair value		—	2,409	40	2,449	—	3,314	40	3,354
(1)Includes assets and liabilities held for sale which are measured at fair value.

Transfers between levels of the fair value hierarchy
In H121 there were no significant (H120: no significant) transfers of financial instruments between levels of the fair value hierarchy.

d) Valuation techniques
The main valuation techniques employed in internal models to measure the fair value of the financial instruments are disclosed in Note 40(c) to the Consolidated Financial Statements in the 2020 Annual Report. The Santander UK group did not make any material changes to the valuation techniques and internal models it used during H121.

e) Fair value adjustments
The internal models incorporate assumptions that Santander UK believes would be made by a market participant to establish fair value. Fair value adjustments are adopted when Santander UK considers that there are additional factors that would be considered by a market participant that are not incorporated in the valuation model.
Santander UK classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The fair value adjustments form part of the portfolio fair value and are included in the balance sheet values of the product types to which they have been applied. The magnitude and types of fair value adjustment are listed in the following table:

	30 June 2021	31 December 2020
	£m	£m
Risk-related:
- Bid-offer and trade specific adjustments	(7)	(8)
- Uncertainty	40	45
- Credit risk adjustment	7	11
- Funding fair value adjustment	2	3
	42	51

Risk-related adjustments
Risk-related adjustments are driven, in part, by the magnitude of Santander UK’s market or credit risk exposure, and by external market factors, such as the size of market spreads. For more details, see ‘Risk-related adjustments’ in Note 40(g) to the Consolidated Financial Statements in the 2020 Annual Report.
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Notes to the financial statements
f) Internal models based on information other than market data (Level 3)
Valuation techniques
There have been no significant changes to the valuation techniques as set out in Note 40(h) to the Consolidated Financial Statements in the 2020 Annual Report.

Reconciliation of fair value measurement in Level 3 of the fair value hierarchy
The following table sets out the movements in Level 3 financial instruments in H121 and H120:

	Assets					Liabilities
	Derivatives	Other financial assets at FVTPL	Financial assets at FVOCI	Assets held for sale	Total	Derivatives	Other financial liabilities at FVTPL	Liabilities held for sale	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2021	75	255	21	—	351	(32)	(8)	—	(40)
Total (losses)/gains recognised:
- Fair value movements	2	—	(1)	—	1	(1)	3	—	2
Transfers to held for sale	—	(16)	—	16	—	—	—	—	—
Netting(1)	—	5	—	—	5	—	(2)	—	(2)
Settlements	(18)	(11)	—	—	(29)	—	—	—	—
At 30 June 2021	59	233	20	16	328	(33)	(7)	—	(40)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period	2	—	(1)	—	1	(1)	3	—	2

At 1 January 2020	84	505	56	—	645	(35)	(61)	—	(96)
Total gains/(losses) recognised:
- Fair value movements	(2)	(10)	1	—	(11)	(1)	15	—	14
- Foreign exchange and other movements	—	6	—	—	6	—	2	—	2
Transfers out	—	—	—	—	—	—	28	—	28
Netting(1)	—	(37)	—	—	(37)	—	—	—	—
Additions	—	—	—	—	—	—	(1)	—	(1)
Sales	—	(11)	(19)	—	(30)	—	—	—	—
Settlements	(17)	(110)	(8)	—	(135)	6	1	—	7
At 30 June 2020	65	343	30	—	438	(30)	(16)	—	(46)

Gains/(losses) recognised in profit or loss/other comprehensive income relating to assets and liabilities held at the end of the period	(2)	(4)	1	—	(5)	(1)	17	—	16
(1)This relates to the effect of netting on the fair value of the credit linked notes due to a legal right of set-off between the principal amounts of the senior notes and the associated cash deposits. For more, see ‘ii) Credit protection entities’ in Note 19 to the Consolidated Financial Statements in the 2020 Annual Report.
Effect of changes in significant unobservable assumptions to reasonably possible alternatives (Level 3)
There has been no significant change to the unobservable inputs and sensitivities used in Level 3 fair values as set out in Note 40(h) to the Consolidated Financial Statements in the 2020 Annual Report.

32. INTEREST RATE BENCHMARK REFORM
The following tables show the notional amounts of assets, liabilities and off-balance sheet commitments at 30 June 2021 and 31 December 2020 affected by IBOR reform that have yet to transition to an alternative benchmark interest rate as provided internally to key management personnel.

				30 June 2021
	GBP(2) LIBOR	USD(2) LIBOR	Other(2)	Total
	£m	£m	£m	£m
Assets
Derivatives(1)	22,263	2,745	653	25,661
Other financial assets at fair value through profit and loss	809	20	—	829
Financial assets at amortised cost	12,706	157	83	12,946
Financial assets at fair value through comprehensive income	189	—	—	189
Assets held for sale	1,602	161	—	1,763
	37,569	3,083	736	41,388
Liabilities
Derivatives(1)	26,322	2,699	56	29,077
Other financial liabilities at fair value through profit and loss	967	41	—	1,008
Financial liabilities at amortised cost	895	2,738	—	3,633
Liabilities held for sale	—	27	—	27
	28,184	5,505	56	33,745
Off-balance sheet commitments given	10,277	803	198	11,278

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				31 December 2020
Assets
Derivatives(1)	33,857	4,844	2,149	40,850
Other financial assets at fair value through profit and loss	968	22	—	990
Financial assets at amortised cost	15,062	1,191	90	16,343
Financial assets at fair value through comprehensive income	428	—	—	428
	50,315	6,057	2,239	58,611
Liabilities
Derivatives(1)	35,312	5,381	88	40,781
Other financial liabilities at fair value through profit and loss	1,128	69	—	1,197
Financial liabilities at amortised cost	2,354	3,515	—	5,869
	38,794	8,965	88	47,847
Off-balance sheet commitments given	11,405	2,126	573	14,104
(1) Many of the Santander UK group’s derivatives subject to IBOR reform are governed by ISDA definitions. In October 2020 ISDA issued an IBOR fallbacks supplement setting out how the amendments to new alternative benchmark rates will be accomplished, the effect of which is to create fallback provisions in derivatives that describe what floating rates will apply on the permanent discontinuation of certain key IBORs or upon ISDA declaring a non-representative determination of an IBOR. The Santander UK group has adhered to the protocol to implement the fallbacks to derivative contracts that were entered into before the effective date of the supplement (25 January 2021). If derivative counterparties also adhere to the protocol, new fallbacks will automatically be implemented in existing derivative contracts when the supplement becomes effective. Following the announcement by the FCA on 5 March 2021 that certain LIBOR settings will permanently cease immediately after 31 December 2021 (and for overnight and 12-month US dollar LIBOR after 30 June 2023), the ISDA fallback spread adjustment is fixed as of the date of the FCA announcement.
(2) Cessation dates are: GBP, JPY, NOK LIBOR 31/12/21, USD LIBOR 30/06/23, EONIA 3/1/22

IBOR Reform
The table below shows the notional amount of derivatives in hedging relationships directly affected by uncertainties related to IBOR reform.

	30 June 2021				31 December 2020
	GBP LIBOR	USD LIBOR	Other	Total	GBP LIBOR	USD LIBOR	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Total notional value of hedging instruments:
–Cash flow hedges	11,336	2,894	—	14,230	15,198	5,119	—	20,317
–Fair value hedges	21,032	160	696	21,888	32,223	1,077	778	34,078
	32,368	3,054	696	36,118	47,421	6,196	778	54,395
Maturing after cessation date(1)
–Cash flow hedges	9,514	2,533	—	12,047	10,553	2,562	—	13,115
–Fair value hedges	16,506	160	696	17,362	12,477	162	720	13,359
	26,020	2,693	696	29,409	23,030	2,724	720	26,474
(1) Cessation dates are: GBP, JPY, NOK LIBOR 31/12/21, USD LIBOR 30/06/23, EONIA 3/1/22

33. DISCONTINUED OPERATIONS AND ASSETS AND LIABILITIES HELD FOR SALE
Discontinued operations
Proposed transfer of the CIB business to SLB
Following a hearing held on 23 June 2021, the High Court of England and Wales has sanctioned the transfer of substantially all the CIB business of Santander UK to SLB by way of a Part VII banking business transfer scheme. The transfers of CIB business to SLB under the scheme are scheduled to take place before the end of 2021.
At 30 June 2021, the CIB business met the requirements for presentation as discontinued operations. The financial performance and cash flow information relating to the discontinued operations were as follows:

	Half year to	Half year to
	30 June 2021	30 June 2020
	£m	£m
Net interest income	24	25
Net fee and commission income	27	22
Total operating income	51	47
Operating expenses before credit impairment losses, provisions and charges	(22)	(33)
Credit impairment losses	7	(12)
Provisions for other liabilities and charges	(3)	(4)
Total operating credit impairment losses, provisions and charges	4	(16)
Profit/(loss) from discontinued operations before tax	33	(2)
Tax on profit/(loss) from discontinued operations	(9)	1
Profit/(loss) from discontinued operations after tax	24	(1)

There were no gains or losses recognised on the measurement to fair value less costs to sell or on the disposal of the asset groups constituting the discontinued operations.
In H121, the net cash flows attributable to the operating activities, investing activities and financing activities in respect of discontinued operations were £1,754m outflow (H120: £524m inflow), £nil (H120: £nil) and £nil (H120: £nil), respectively.

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Notes to the financial statements
Assets and liabilities held for sale
Proposed transfer of the CIB business to SLB
Management considered the related business transfers to be highly probable at 30 June 2021. As such, the Santander UK group reclassified as held for sale the assets and liabilities relating to the CIB business.
These business transfers will be made for a cash consideration equivalent to the book value of the associated assets and liabilities, which represents a fair value for the Santander UK group. Costs to sell are expected to be immaterial.
Sale of Retail Banking mortgage assets
At 30 June 2021, Santander UK was in the process of selling a portfolio of Retail Banking residential mortgage assets and expected to complete the transaction in August 2021. Management considered the sale to be highly probable at 30 June 2021. As such, the Santander UK group reclassified as held for sale the mortgage assets.
The sale is expected to be made for a cash consideration exceeding the book value of the mortgage assets, resulting in a gain on disposal. Costs to sell are expected to be immaterial.
Assets and liabilities held for sale
At 30 June 2021, the assets and liabilities held for sale comprised of:

	Net assets/liabilities held for sale
	CIB business transfer to SLB	Sale of residential mortgages	Total
	£m	£m	£m
Assets
Derivative financial instruments	143	—	143
Other financial assets at fair value through profit or loss	16	—	16
Loans and advances to customers	1,878	608	2,486
Total assets held for sale	2,037	608	2,645
Liabilities
Derivative financial instruments	95	—	95
Other financial liabilities at fair value through profit or loss	27	—	27
Deposits by customers	3,769	—	3,769
Deposits by banks	21	—	21
Total liabilities held for sale	3,912	—	3,912

34. EVENTS AFTER THE BALANCE SHEET DATE
There have been no significant events between 30 June 2021 and the date of approval of these financial statements which would require a change to or additional disclosure in the financial statements, except for the following non-adjusting event:

On 30 July 2021, the Santander UK group through Santander Consumer (UK) plc sold its entire 50% shareholding in PSA Finance UK Limited (PSA) to PSA Financial Services Spain EFC SA, a joint venture between Santander Consumer Finance SA, a fellow subsidiary of Banco Santander SA, and Banque PSA Finance SA, the auto finance arm of Group PSA Peugeot Citroën. The impact of the sale was to derecognise total assets of £3.2bn, total liabilities of £2.9bn and a non-controlling interest of £0.15bn. No material gain or loss arose on sale. For more information on PSA, including summary financial information, see Note 19 to the Consolidated Financial Statements in the 2020 Annual Report.
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Shareholder information
	Contents
	Forward looking statements	85
	Risk factors	86

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Forward-looking statements
The Company and its subsidiaries (together Santander UK) may from time to time make written or oral forward-looking statements. The Company makes written forward-looking statements in this Half Yearly Financial Report and may also make forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.
By their very nature, forward-looking statements are not statements of historical or current facts; they cannot be objectively verified, are speculative and involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Santander UK cautions readers that a number of important factors, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world, could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by Santander UK or on its behalf. For more, see ‘Forward-looking statements’ in the Shareholder information section of the 2020 Annual Report.
Please also refer to our latest filings with the SEC (including, without limitation, our Annual Report on Form 20-F for the year ended 31 December 2020) for a discussion of certain risk factors and forward-looking statements. Undue reliance should not be placed on forward-looking statements when making decisions with respect to any Santander UK member and/or its securities. Investors and others should take into account the inherent risks and uncertainties of forward-looking statements and should carefully consider the non-exhaustive list of important factors in the 2020 Annual Report, as well as the magnitude and duration of the Covid-19 pandemic and its impact on the global economy, financial market conditions and our business, results of operations and financial conditions. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. Santander UK does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Risk factors
An investment in Santander UK Group Holdings plc (the Company) and its subsidiaries (us, we or Santander UK) involves a number of risks. A summary of the material risks is set out in the ‘Shareholder information’ section of the 2020 Annual Report on Form 20-F. The principal risks described in these risk factors remain unchanged, except for 'Any failure to effectively manage changes in Santander UK's information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK's operations, financial condition and prospects', which has been replaced as follows:
Any failure to effectively manage changes in Santander UK’s information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK's operations, financial condition and prospects.

Santander UK’s businesses and its ability to remain competitive depends to a significant extent upon the functionality of its information technology systems and on its ability to upgrade and expand the capacity of its information technology infrastructure on a timely and cost-effective basis. The proper functioning of Santander UK’s financial control, risk management, credit analysis and reporting, accounting, customer service, financial crime, conduct and compliance and other information technology systems, as well as the communication networks between branches and main data processing centres, are critical to its businesses and its ability to compete. Investments and improvements in Santander UK’s information technology infrastructure are regularly required in order to remain competitive. It cannot be certain that in the future Santander UK will be able to maintain the level of capital expenditure necessary to support the improvement, expansion or upgrading of its information technology infrastructure as effectively as its competitors; this may result in a loss of any competitive advantages that Santander UK’s information technology systems provide. Any failure to effectively improve, expand or upgrade its information technology infrastructure and management information systems in a timely manner could have a material adverse effect on Santander UK’s operations, financial condition and prospects, and could cause reputational damage to Santander UK. In addition, incidents such as the IT outage experienced on 15 May 2021, which temporarily impacted Santander UK’s operations and customers, may require remediation work involving material expenses and delays to the wider information technology infrastructure upgrades and improvements programme, and attract regulatory scrutiny. From time to time, Santander UK is required to migrate information relating to its customers to new information technology systems. Any failure to manage such migration effectively could have a negative impact on Santander UK’s ability to provide services to its customers and could cause reputational damage to Santander UK.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS plc

By:	/s/ Nathan Bostock
Nathan Bostock
Chief Executive Officer
Dated: 17 August, 2021